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03024187

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Interpump Group

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

FILE NO. 82- 4571 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dw

DATE : 7/1/03

INTERPUMP GROUP

2002

ANNUAL REPORT

INTERPUMP GROUP

Letter to Shareholders

Dear Shareholders,

The performance for 2002 was characterised by a significant growth in turnover, which totalled 492.9 million euro (+15.7% compared to the 426.1 million euro of 2001) in a difficult macroeconomic scenario, particularly for the markets of the main Western economies on which Interpump Group is traditionally active. Specifically, the US economy showed clear signs of a slowdown, due also to recent international current affairs, while Europe was labouring through a phase of stagnation and even recession in some cases such as in Germany.

In this relatively hostile context Interpump Group performance can be summed up as follows:

- **net revenues were up by 15.7%** (+9% in Europe and +30.1% in North America) to **492.9 million euro**;
- **gross operating profit (EBITDA)** was up by 3.9% to **84.5 million** euro, despite a different sales mix with a greater bias towards the consumer segment with its notoriously lower margins caused by the concentration of the distribution chain;
- **profit before taxes** increased by **11.3%** to the figure of **49.3 million euro** ;
- **cash flow from operations was registered at 55.9 million euro,** reflecting a substantial **rise** of **18.1%** over the 47.3 million euro of 2001;
- net profit of 21.1 million euro shaded only moderately (-1.6%) with respect to 2001 despite the 8.6 percentage point increase in the effective tax rate due also to fiscal innovations introduced by the Italian tax authorities in December 2002.

The increase in turnover benefited from a significant contribution from the Cleaning Sector, both in relation to growth of the consumer segment and due to the consolidation of IP Gansow, acquired in March 2002, which boosted consolidated turnover by 15 million euro not considering intra-group transactions.

The substantial capacity to generate cash flow made it possible to maintain the net financial position substantially in line with the figure for the previous year and even with a slight reduction in borrowing of 1 million euro down to 175.4 million euro, despite investments for 34.6 million euro including expenditure related industrial buildings, discussed more fully later, distributed dividends for 9.5 million euro, and acquisitions of equity investments for 7.9 million euro. In addition, a total of 4.2 million euro was employed for the purchase of treasury stock.

The main developments and salient events of operations in 2002 can be summarised as follows:

- the Cleaning Sector, which is the main area of Group operations accounting for a total of 53% of all business, played a decisive role, as mentioned earlier, in supporting growth over the twelve months thanks to a generous 35.8% rise in net revenues. The achievement of these results confirms the effectiveness of the Group strategy in this sector, especially when viewed within an unfavourable macroeconomic context, and strengthens the resolve of the Group to press ahead with investments in this sector. 2002 saw several major investments in both research and development of new products and

in increasing production capacity, which will bring benefits in future years. On the products front, new product launches included a mid-range high-pressure washer, four types of floor sweepers, two floor scrubbers, a window cleaner, and a series of accessories. Total investments of 15.5 million euro were allocated to new industrial buildings during 2002, completing the 12.7 million euro dedicated to this area in 2001. These investments will allow further rationalisation of production activities leading to higher efficiency and improved productivity levels. The benefits from these investments will begin to emerge in 2003 and, to a greater extent, in 2004.

- The Hydraulic Sector, which accounts for 26% of Group net revenues, was up by 0.5% despite the particularly difficult moment on the North American market, on which Interpump Group, the second US manufacturer of power take-offs for industrial vehicles, managed to contain the downturn in turnover to 2.6% (8.1% if the comparison is converted into euro, due to the appreciation of the European currency against the dollar), in a market that recorded a far greater drop in sales of industrial vehicles. In contrast, sales in Europe and Asia with Hydrocar and P.Z.B. were up by 8.2%. The Group has also continued developing manufacturing synergies among the various Italian member companies and between these latter and the US subsidiary.

- The Industrial Sector, which accounts for 21% of consolidated net revenues, dipped by 0.8% due to the 3.8% reduction in Group external sales of electric motors, while sales of high-pressure pumps increased by 0.2% despite contingent economic difficulties in the US, which remains the main outlet market for these products, and despite the negative trend of the dollar against the euro. During the course of the year the already very extensive range was increased still further by launches of two new families of high-pressure pumps and a pump for car wash installations, in addition to several new models of accessories.

The **dividend** that the Board of Directors proposes to the Shareholders' Meeting is valued at **0.11 euro per share,** which is **10% higher** than the dividend distributed in 2001. If approved, the dividend will be distributed as from 12 June with ex-coupon date of 9 June. The dividend is equivalent to 2.9% of the average share value in the first two months of 2003.

The results of the 2002 financial statements further confirm the dynamism and sound structure of Interpump Group, which apart from achieving excellent levels of profitability has again proven its excellent cash-generation capability. Since the time of stock market listing in 1996, Interpump Group has generated **cumulative operating cash flow of 263 million euro**, of which 44%, or **108 million euro,** has been **returned to Shareholders** in the form of dividends and treasury stock purchases. Apart from internal growth, expansion of Group business has been supported by a total of 11 acquisitions calling for an overall investment of 176 million euro. The development of the Group during the period is particularly worthy of note, confirming the high levels of return on employed capital (**ROCE** up by 20.2% to **20.4%)** and substantial improvements on **ROE** (returns on equity), which leapt from 11.4% to **18.4%**. The Group's significant level of profitability and cash generation capacity, together with the ability to create value through the acquisition and integration of companies, form the basis for historical development and for the strategy of future growth.

RESEARCH AND DEVELOPMENT

The Interpump Groups invests constantly in research and development of new products and innovative technical solutions in order to maintain and strengthen its presence in all of its business sectors.

During 2002, Interpump Engineering, incorporated in 1999 to implement a major new products development programme and reduce the time required for the relative market launches, completed a series of projects concerning new lines of high-pressure pumps and professional cleaning equipment.

Group strategy over the next few years will be focused on continuing with significant levels of investment in research and development in order to assure renewed impetus to internal growth.

CORPORATE GOVERNANCE

Thanks to our compliance with transparency and Corporate Governance requirements, Interpump Group **has been listed under the STAR segment** of the Italian Stock Exchange since the high standard mid-capital index was launched in April 2001. You can download the Board of Directors' report on Corporate Governance from the Group website at www.interpumpgroup.it, together with the latest annual report approved by the Shareholders' Meeting, the half-year report, the quarterly reports and the latest press releases. During the course of 2002 the changes introduced by the Code of Corporate Governance have been implemented, and the Interpump Group code of conduct has been approved concerning the rules of disclosure and the trading of financial instruments issued by the Group, implementing all the regulations in terms of transparency and market disclosure; also this code can be downloaded from the corporate website.

STOCK OPTION PLANS AND PROGRAMMES FOR THE PURCHASE OF TREASURY STOCK

The stock option plans, designed to align the interests of company management with those of our Shareholders, represent an additional component in the value generation strategy. The company has currently two stock option plans linked with the attainment of specific quotations on the stock market and/or the achievement of management objectives, plus a plan for the purchase of treasury stock up to a total of 10% of issued shares.

STRATEGY FOR COMING YEARS

In its 6 years of stock exchange listing Interpump Group has more than doubled its turnover and gross operating profit and almost tripled net profits. This level of performance has been achieved thanks to the success of a coherently pursued strategy of internal growth and external growth through targeted acquisitions. Empowered by a clear awareness of its competitive strength, Interpump Group is about to embark on a new phase of expansion for future years, pursuing, in its choice of acquisitions, the principles of operational efficiency and selectivity that underpin our traditional strategy of growth and creation of value for our Shareholders.

Milan, 13 March 2003

Sergio Erede

The Chairman of Interpump Group S.p.A.

Interpump Group Directors' Report at 31 December 2002

Group Directors' Report as at 31 December 2002

1 Financial highlights of the Interpump Group

	31/12/2002	31/12/2001	31/12/2000	31/12/1999	31/12/1998	31/12/1997	31/12/1996
	€/000	€/000	€/000	€/000	€/000	€/000	€/000
Net consolidated revenues	492,939	426,075	411,673	319,256	283,430	221,320	199,578
Foreign sales	76%	72%	72%	69%	68%	66%	68%
EBITDA (Earnings before interest, tax, depreciation and amortisation)	84,524	81,314	79,811	64,878	61,119	46,834	40,732
EBITDA %	17.1%	19.1%	19.4%	20.3%	21.6%	21.2%	20.4%
Consolidated operating profit	69,208	67,552	67,156	55,062	52,358	40,483	35,544
Operating profit %	14.0%	15.9%	16.3%	17.2%	18.5%	18.3%	17.8%
Consolidated net profit	21,085	21,433	19,016	22,152	16,581	13,827	7,623
Cash flow from operations	55,912	47,322	47,876	44,936	38,438	31,213	22,538
Net financial indebtedness	175,408	176,429	177,087	160,171	83,889	38,824	43,023
Consolidated shareholders' equity	193,362	182,782	162,007	177,105	157,135	143,739	133,123
Debt/Equity ratio	0.91	0.97	1.09	0.90	0.53	0.27	0.32
Financial indebtedness adjusted by treasury stock	145,441	150,703	153,221	139,292	67,871	38,824	43,023
Adjusted Debt/Equity ratio	0.75	0.82	0.95	0.79	0.43	0.27	0.32
Net investments for the year in tangible and intangible fixed assets	34,359	24,280	18,714	11,371	9,894	10,471	19,365
Average number of employees	2,468	2,213	2,198	2,105	1,604	1,286	1,089
ROE: (Net profit + amortisation of goodwill + Minority interests)/Consolidated shareholder's equity	18.4%	20.0%	20.4%	18.4%	17.9%	16.8%	11.4%
ROCE: Operating profit/(Consolidated shareholder's equity +Financial indebtedness – Treasury stock)	20.4%	20.3%	21.3%	17.4%	23.3%	22.2%	20.2%
Average number of shares in circulation	76,949,992	76,712,704	76,711,053	77,060,933	78,817,107	81,400,000	81,400,000
EPS: (Earnings per share adjusted for goodwill amortisation) - €	0.398	0.401	0.366	0.389	0.293	0.234	0.152
Dividend per share - €	**0.110	0.100	0.087	*0.516	0.070	0.057	0.031

* of which 0.439 extraordinary

** proposed by the Board of Directors, pending approval by the Shareholders' Meeting

Dividends refer to the year of formation of the distributed profit.

2002 was characterised by a difficult macroeconomic scenario, particularly for the markets of the main Western economies on which Interpump Group is traditionally active. Specifically, the US economy showed clear signs of a slowdown, due also to recent international current affairs, while Europe was labouring through a phase of stagnation and even recession in some cases such as in Germany.

In this relatively hostile context, Interpump Group performance can be summed up as follows:

- net revenues were up by 15.7% (+9% in Europe and +30.1% in North America) to 492.9 million euro;
- gross operating profit (EBITDA) was up by 3.9% to 84.5 million euro;
- profit before taxes increased by 11.3%, to the figure of 49.3 million euro;
- cash flow from operations was registered at 55.9 million euro, reflecting a substantial rise of 18.1%, over the 47.3 million euro of 2001;
- net profit of 21.1 million euro shaded only moderately (-1.6%) with respect to the 21.4 million euro of 2001, also because of the 8.6 percentage point increase in the effective tax rate due also to fiscal innovations introduced by the Italian tax authorities in December 2002.

As will be more fully explained further on in this report, the increase in turnover was propelled by the Cleaning Sector, up by 35.8%, with particular reference to the consumer segment, which shows more modest margins compared to the professional market and other of the Group's areas of business. The different mix of turnover and the strategy in place for the production of the additional turnover of the consumer segment, which is described more fully further ahead, combined to reduce the incidence of EBITDA on net revenues, which totalled 17.1%, although in absolute terms EBITDA was up by 3.9%. Profitability increased however, as confirmed by the figure for ROCE (Operating profit on capital employed net of treasury stock), which stood at 20.4% (20.3% in 2001).

This result was achieved despite an increase in capital employed following investments in industrial buildings for 16.8 million euro, aimed at rationalising manufacturing activities, primarily related to the Cleaning Sector, which can be expected to yield fruit in future years.

The high level of cash flow from operations and the limitation in the increase in working capital, which actually generated liquidity in the amount of 2.4 million euro if we consider only trade receivables and payables and inventories, enabled a reduction in financial indebtedness notwithstanding the large-scale investments made. Net financial indebtedness at 31/12/2002 totalled 175.4 million euro compared to 176.4 million euro at 31/12/2001.

2 On 31/12/2002 the Group had the following structure (the percentages indicate the equity held):


Interpump Group S.p.A.
Interpump Engineering 100%
General Pump 100%
Unielectric 70%
Sit 60%
[redacted]
[redacted]
[redacted]
[redacted]
[redacted]
[redacted]
[redacted]
[redacted]
[redacted]
[redacted]
Interpump Hydraulics 80%
PZB Group 100%
Muncie Power Products 84.57%
Hydrocar Group 100%

Industrial Sector Cleaning Sector Hydraulic Sector

The following changes have occurred compared to 31 December 2001:

- March 2002 saw the acquisition of IP Gansow GmbH, one of the leading European manufacturers of professional floor scrubbers and floor sweepers, with a factory near Dortmund and eight after-sales and service branches throughout Germany. The range of products, the trade mark, and the service network in Germany present high levels of potential synergy with the Interpump Group Cleaning Sector. For the Interpump Group, the acquisition of Gansow business in Germany constitutes a major step towards the consolidation of its position as a world leader in the cleaning sector, and will allow more effective penetration throughout Germany (the primary European market), and significant growth in the Floor Care segment, one of the most promising areas of business in which Interpump Group is engaged. The full effects of this acquisition can be expected to become evident starting already from 2003, and still more in subsequent years, with the realisation of commercial and manufacturing synergies of the various Floor Care companies in the Interpump Group.
- The remaining 30% share in General Pump and a further 14% holding in Interclean Assistance were acquired during the first half, on the basis of prior contractual agreements.

3 *Interpump Group Activities*

The Interpump Group lays claim to the position of the world's largest manufacturer of professional high-pressure plunger pumps and oil pressure power takeoffs, and is also among world leaders in the market of professional cleaning machines and high pressure washers for the domestic sector.

The overall share of export sales of the Interpump Group in 2002 was approximately 76%. The most important export markets for the Group are the United States, Germany and France.

3.1 *Business sectors*

The main business areas of the Interpump Group can be identified as follows on the basis of final product destinations:

a "**Cleaning Sector**", covering cold and hot water high-pressure washers, wet/dry vacuum cleaners, floor sweepers, floor scrubbers, steam cleaning appliances, professional cleaning service trolleys and window cleaning equipment.

High-pressure washers are appliances powered by an electric motor or combustion engine which, through the application of a plunger pump, deliver a jet of water at very high-pressure. These appliances are utilised for washing industrial and agricultural equipment, vehicles, boats, animal stalls and any other washable surface, and for home or DIY use.

The wet/dry vacuum cleaners, floor sweepers and floor scrubbers are utilized in the industrial and professional cleaning sector.

b "**Hydraulic Sector**" covering oil pressure power takeoffs and hydraulic pumps.

The hydraulic pumps and power takeoffs are mainly utilised to equip industrial vehicles.

c **"Industrial Sector"**, including high and very high-pressure plunger pumps and other components including electric motors and windings.

High-pressure plunger pumps constitute the core component of our range of high-pressure washers. These pumps are also utilised for a broad range of industrial applications including car wash installations, forced lubrication systems for machine tools, inverse osmosis systems for water desalination plants, and equipment for cutting solid materials.

3.2 *Performance by sector*

The above illustrated Group business sectors are identified as "primary sectors" (see International Accounting Principle no. 14), while the geographical sectors are defined as "secondary" (see heading 3.3). Annex A at the end of the consolidated financial statements contains information for the individual primary business sectors.

The following section contains an overview of data relative to the Group's external revenues, broken down by sector:

	31/12/2002	31/12/2001	Increase/ Decrease	31/12/2002 (on an equal consolidation basis as at 31/12/2001)	Increase/ Decrease
	€/000	€/000		€/000	
Cleaning sector	258,946	190,727	+35.8%	245,452	+28.7%
Hydraulic sector	128,098	127,419	+0.5%	124,383	-2.4%
Industrial sector	103,445	104,286	-0.8%	103,445	-0.8%
Other revenues	2,450	3,643	n.s	2,239	n.s
Total	492,939	426,075	+15.7%	475,519	+11.6%

The above table gives rise to the following observations regarding the trend of each business sector.

Cleaning sector

Net revenues of the Cleaning Sector totalled 258.9 million euro (190.7 million euro in 2001) and account for 52% of Group consolidated net revenue. The sector therefore increased in the amount of 35.8%. This significant growth is mainly due to the increase in turnover of the consumer segment, linked to the increased market share caused by the acquisition of two new major customers in North America and Europe. In particular, the increase in sales has made it possible to secure positions of dominance on the North American consumer market. The acquisition of an important European customer for private label products constitutes an acknowledgment of the high quality standards attained by Interpump Group. 2002 also saw the acquisition of IP Gansow as commented earlier, which contributed to the consolidated turnover of the sector in the measure of 15 million euro over its ten months of business; turnover of IP Gansow, considered including sales to other Group companies, was recorded at 18 million euro. With this acquisition the Group's competitive edge has been strengthened especially in central Europe, where IP Gansow has a highly effective distribution network.

Operating profit for this sector totalled 10.0% of net revenues (against 12.7% in 2001). In absolute terms this figure was 26.0 million euro, 7.6% up on the 24.2 million euro of 2001.

Hydraulic Sector

Consolidated net revenues of the Hydraulic Sector totalled 128.1 million euro (up slightly on the 127.4 million euro of 2001), accounting for 26% of Group consolidated net revenues. The Hydraulic Sector grew by 0.5%, despite the difficulties encountered on the North American market for industrial vehicles, on which the sector's products are mounted, and despite the gains of the euro over the US currency, which had a negative effect on the sales figures of our US subsidiary (Muncie) at the time of conversion into euro. Muncie's turnover in dollars was down by 2.6%, while the same

comparison in euro shows a downturn in sales revenue of 8.1% due to the reduction in the value of the US currency. In contrast, turnover on other markets, mainly in Europe and Asia, showed growth of 8.2% (+2.6% on an equal consolidation basis because Hydroven was consolidated only in the second half of 2001). The entire sector would have increased by 3% if analysed using the same dollar to euro exchange rate as that of 2001. On an equal consolidation basis the Hydraulic Sector eased by 2.4%.

Operating profit for the sector accounted for 16.5% (against 16.2% in 2001). In absolute terms operating profit totalled 21.2 million euro, up by 2.8% over the previous year's figure of 20.6 million euro.

Industrial Sector

The Group's net external revenues for the Industrial Sector amounted to 103.4 million euro (104.3 million euro in 2001), corresponding to 21% of Group consolidated net revenues. The Sector slipped by 0.8% due to a 3.8% reduction in sales of electric motors. This figure however does not consider intra-group sales of electric motors; when this area of business is taken into consideration Group electric motor manufacturer Unielectric displays a 7.7% rise in turnover. High-pressure pumps advanced by 0.2% despite contingent difficulties on the US market, which is the main outlet for these products, and despite the negative trend of the dollar against the euro.

Operating profit for this sector totalled 16.1% of net revenues (against 16.3% in 2001). In absolute terms the figure stood at 20.1 million euro with a 3.6% gain over the 2001 figure of 19.4 million euro.

3.3 Geographical sectors

This section contains information referring to the geographical sectors classified as secondary in the light of the definition provided by the above-mentioned accounting principle.

Net revenues according to geographical sectors, identified on the basis of customer location, can be broken down as follows:

	2002 €/000	%	2001 €/000	%	Growth
Italy	118,195	24	119,152	28	-0.8%
Rest of Europe	163,516	33	139,280	33	+17.4%
North America	163,459	33	125,642	29	+30.1%
Pacific Area (Far East and Oceania)	23,087	5	19,112	5	+20.8%
Rest of the World	24,682	5	22,889	5	+7.8%
Total	492,939	100	426,075	100	+15.7%

Data for 2001 were reclassified to ensure compliance with the new more rational classification system.

In the European area including Italy sales volumes increased by 9%, also due to the consolidation of IP Gansow; net of the newly acquired company turnover in the European area was up by 3.8% despite the recession in Germany, where significant reductions of turnover were recorded. North America recorded a 30.1% increase, displaying a reverse trend with respect to the widely publicised negative economic climate, and despite the euro's gains against the dollar. This result was basically caused by the increase of the Cleaning Sector, primarily in the consumer segment and to a lesser extent due to growth in sales of professional floor sweepers and floor scrubbers. It is also interesting to consider the gains made in emerging countries and in the Pacific Area, which offer major potential for growth in the mid term.

The Group is strategically managed in a uniform manner at world level and all of its production units are concentrated in Northern Italy except for Muncier Products Inc. and IP Gansow GmbH, respectively located in the USA and in Germany. The other foreign consolidated companies are formed by the following trade concerns:

General Pump Companies Inc.	distributor of high-pressure pumps for the North American market
P.Z.B. France S.a.r.l. and Hydrocar France S.a.r.l.	distributors of power takeoffs and related products for the French market
Interpump Hydraulics Asia Pte Ltd	distributor of power takeoffs and related products for the Asian market
Interclean Assistance SA	distributor of cleaning appliances for the French market

4. *Profitability*

Here we give a summary of the reclassified income statement included in the additional statements of the supplementary note, comparing it also with the results of 2002 with the same consolidation basis as 2001:

	31/12/2002	%	31/12/2002 with same consolidation basis as 31/12/2001	%	31/12/2001	%
Net revenues	492,939	100.0	475,519	100.0	426,075	100.0
Purchases net of changes in inventories	(219,165)		(215,284)		(192,744)	
Gross industrial margin	273,774	55.5	260,235	54.7	233,331	54.8
Personnel expenses	(88,262)		(81,917)		(77,394)	
Other operating costs	(100,988)		(96,181)		(74,623)	
Gross operating profit	84,524	17.1	82,137	17.3	81,314	19.1
Operating depreciation and amortisation	(15,316)		(15,069)		(13,762)	
Operating profit	69,208	14.0	67,068	14.1	67,552	15.9

The gross industrial margin increased by 17.3% to 273.8 million euro. The relative incidence on net profit increased by 0.7 percentage points, up from the 54.8% of 2001 to 55.5%, primarily due to the consolidation of IP Gansow.

The cost of labour was 81.9 million euro on an equal consolidation basis, with an increase of 5.8% compared to 2001; the average number of employees was 2,468 (2,330 on an equal consolidation basis). Thus, still on an equal consolidation basis, there was an increase of 117 employees compared to 2001, while the per capita cost remained in line with the previous year. Employees at 31/12/2002 numbered 2,503.

As indicated earlier, 2002 was characterised by a significant rise in turnover in the cleaning sector consumer segment. In consideration of the lower level of stability of this segment compared to the other Group business areas, it was considered preferable to support this increase in sales with variable costs such as outsourcing and interim work, thereby avoiding the inflexibility associated with fixed overheads. For this reason other operating costs were up, on an equal consolidation basis, by 28.9%. Net of additional costs arising in relation to the consumer segment, which include outsourcing, interim work, and commissions, other operating costs would have been equal to 73.4 million euro, resulting in a saving of 1.4%. We also draw your attention to the increase in insurance costs due to the substantial across-the-board increase in premiums following 11 September 2001 (+ 29.7% on an equal consolidation basis). Without taking this phenomenon into consideration other operating costs would have fallen by 2.7%.

Gross operating profit (EBITDA) increased by 3.9%, reaching 84.5 million euro, equivalent to 17.1% of sales (19.1% in 2001). Since the easing of the margin is due to a different sales mix, we invite you to refer the considerations made in the comments on other operating costs. Operating amortisation/depreciation increased by 9.5% on an equal consolidation basis due to the amortisation of the increased research costs of Interpump Engineering and the major investments made in the Cleaning Sector, which

can be expected to produce full effects in the course of coming years. Operating profit for the year totalled 69.2 million euro, (67.5 million euro in 2001). In terms of percentage of net revenue, operating profit was 14% (15.9% in 2001).

Pretax profit reached 49.3 million euro, with an increase of 11.3% compared to 44.3 million of the 2001. This result was aided mainly by lower financial expenses resulting both from a reduction in interest rates and due to the lower average level of borrowing during the twelve months. Moreover, due to the reasons illustrated below, the valuation of hedging contracts on commercial transactions in foreign currency at market value led to currency exchange gains of 1.1 million euro, which was deducted from the net financial expenses item.

Net profits in 2002 amounted to 21.1 million euro, easing slightly with respect to 2001. It should be noted that 2002 was penalised by a higher level of tax burdens in the amount of 8.6 percentage points, also due to provisions issued by the Italian tax authorities in December 2002.

The table below provides an overview of income statements broken down by sector:

	Cleaning Sector		Hydraulic Sector		Industrial Sector	
	2002	2001	2002	2001	2002	2001
Net revenues outside the Group	258,946	190,727	128,098	127,419	103,445	104,286
Sales between sectors	306	171	-	-	20,920	14,779
Total net revenues	259,252	190,898	128,098	127,419	124,365	119,065
Purchases, net of changes in inventories	(113,825)	(86,631)	(59,474)	(59,388)	(53,960)	(53,103)
Gross industrial margin	145,427	104,267	68,624	68,031	70,405	65,962
% of net revenue	*56.1%*	*54.6%*	*53.6%*	*53.4%*	*56.6%*	*55.4%*
Personnel expenses	(40,558)	(31,853)	(25,047)	(24,311)	(22,657)	(21,230)
Other operating costs	(71,824)	(42,819)	(18,495)	(18,963)	(23,348)	(21,215)
Gross operating profit	33,045	29,595	25,082	24,757	24,400	23,517
% of net revenue	*12.7%*	*15.5%*	*19.6%*	*19.4%*	*19.6%*	*19.8%*
Operating depreciation and	(7,051)	(5,435)	(3,925)	(4,169)	(4,340)	(4,158)
Sector operating profit	25,994	24,160	21,157	20,588	20,060	19,359
% of net revenue	*10.0%*	*12.7%*	*16.5%*	*16.2%*	*16.1%*	*16.3%*
% sector ROCE	*15.2%*	*15.0%*	*25.5%*	*23.0%*	*23.7%*	*23.1%*

We invite you to refer to Annex A for more comprehensive information concerning Sector data.

5. *Research and development*

The Interpump Groups invests constantly in research and development of new products and innovative technical solutions in order to maintain and strengthen its presence in all of its business sectors. The Group is equipped with R&D structures able to offer its customers an efficient service also in terms of the design and manufacture of custom-built products and for specifically requested applications.

Together with commitments in the development and integration of the existing product range, the Group's research capabilities have promoted the growth of new synergic activities or other activities in which the Group is able to leverage its industrial expertise and commercial strengths.

1999 saw the constitution of a Research Centre (Interpump Engineering S.r.l.) aimed at centralizing the design and development of new products. The intention is that of bringing together in a single body the strengths that the Group possesses, without depriving individual companies of the resources needed for their specific local activities. The main projects completed in 2002 concerned a car wash pump, two new lines of high-pressure pumps, a mid-range high-pressure washer, four types of sweepers, two floor scrubbers, and a window cleaner, plus a series of accessories and technical solutions. There are also projects in progress aimed at developing a new line of high power pumps and for other pump lines, for two new high-pressure washers, and for a new range of floor scrubbers.

Group strategy over the next few years will be focused on continuing with significant levels of investment in research and development in order to assured renewed impetus to internal growth. Research costs sustained through Interpump Engineering were capitalised in accordance with their multi-annual usefulness.

6 *Capital expenditure*

The productive activities of the Interpump Group are structured with the aim of optimising product quality, competitiveness in production costs, manufacturing efficiency and flexibility, concentrating within the Group the highest added value production phases and the most critical processes in terms of quality.

Capital expenditure refers in the amount of 30.2 million euro to tangible fixed assets and 4.3 million euro to intangible fixed assets. Expenditure in tangible fixed assets refers to four industrial buildings relative to the Cleaning Sector and one in the Hydraulic Sector for a global investment at 31/12/2002 of 16.8 million euro. This expenditure breaks down as follows

- 8.5 million euro for a building purchased to rationalise production in the cleaning sector currently undergoing renovation;
- 4.6 million euro for two buildings, construction of which was started last year and terminated in 2002, which will be used to rationalise the production of professional cleaning trolleys, making it possible to discontinue four property rental contracts;
- 2.4 million euro for work in progress on the construction of a building alongside an existing facility that will serve to rationalise high-pressure washer production;

- 1.3 million euro for a new building in the hydraulic sector to support growth of sales in northern Italy;
- since no expenditure was required for adaptation of production capacity, the residual amount concerns normal renewal and modernisation of plant.

Capital expenditure in intangible fixed assets refers in the amount of 2.3 million euro to capitalisation of development costs of new products by Interpump Engineering as discussed above (2001: 1.9 million euro).

Moreover, 1 March 2002 saw the acquisition of IP Gansow GmbH, one of the leading European manufacturers of professional floor scrubbers and floor sweepers, with a factory near Dortmund (Germany), as already presented previously, which has absorbed capital expenditure of 3.6 million euro.

Furthermore, several minority holdings in companies already controlled by the Group were acquired during 2002. These acquisitions as a whole increased indebtedness by 4.3 million euro.

Also, during 2002 the policy of purchasing treasury shares was pursued, generating expenditure of 4.2 million euro, to be added to the 25.7 million Euro already invested in own shares in previous years.

At 31 December 2002 the portfolio comprised 7,218,551 shares of treasury stock equal to 8.71% of the capital.

The following table shows a breakdown by geographical sectors on the basis of the location of activities:

	Assets		Increases in the year of tangible and intangible fixed assets	
	31/12/2002	31/12/2001	2002	2001
	€/000	€/000	€/000	€/000
Italy	462,751	420,771	30,957	25,371
Rest of Europe	23,514	9,461	845	46
North America	66,597	68,849	2,758	1,798
Asia Pacific	572	521	-	1
Total	553,434	499,602	34,560	27,216

7 *Financing*

In January 2002 a stand-by loan was taken out for 60 million euro to finance the acquisitions strategy that the Group intends to pursue. In 2002 a total of 20 million euro of this capital was called up. The loan was granted at a rate of Euribor + 0.65, without collateral. This loan is repayable in three instalments falling due in January 2006, 2007 and 2008.

During the course of the year an additional 31 million euro loan repayable in 18 months less one day was subscribed and utilised. The loan was granted at an average

rate of Euribor +0.45 and was structured and arranged by Banca Aletti, Private & Investment Bank of the Banco Popolare di Verona e Novara group.

In December 2002 the second instalment of the original pool loan of 103.3 million euro was repaid, for a total of 34.4 million euro.

Net financial indebtedness at 31 December 2002 amounted to 175.4 million euro (176.4 million euro at 31 December 2001). Changes during the year are shown in the following table:

	2002	2001
	€/000	€/000
Opening indebtedness	(176,429)	(177,087)
Exchange rate differences on opening indebtedness	2,841	(910)
Cash flow from operations	55,912	47,322
(Increase) decrease in working capital	(4,349)	(3,683)
Investment in tangible fixed assets and suspended costs in intangible fixed assets	(34,560)	(27,216)
Proceeds from sales of fixed assets	201	2,936
Increase in capital for stock option	718	444
Dividends paid	(9,501)	(8,904)
Dividends received	436	147
Outlays for investments in shareholdings including the net financial position of the companies acquired	(4,290)	(6,792)
Acquisition of the Gansow assets	(3,650)	-
Purchase of treasury stock	(4,241)	(1,860)
Other changes	1,504	(826)
Closing indebtedness	(175,408)	(176,429)

The exchange rate difference on the opening net cash position concerns loans of US subsidiaries.

8 *Relations with non-consolidated subsidiaries and associates.*

Relations with non-consolidated subsidiaries and associates are as follows (amounts shown in €/000):

	Receivables		Revenues	
	31/12/2002	31/12/2001	31/12/2002	31/12/2001
Non-consolidated subsidiaries:				
Portotecnica S.A.	427	241	1,569	1,007
Hydrocar Chile S.A.	222	94	407	443
Aspiradores Industriales S.L.	1,143	406	1,804	937
Soteco Benelux	165	210	670	720
Western Floor India	18	30	56	111
P.Z.B. Hydraulik (liquidated in 2002)	-	87	-	-
Total	*1,975*	*1,068*	*4,506*	*3,218*
Associates:				
Transferoil S.p.A.	4	-	3	-
PZB Australia	543	343	1,619	1,167
PZB Asia (liquidated in 2002)	-	73	-	-
Total	*547*	*416*	*1,622*	*1,167*

	Payables		Costs	
	31/12/2002	31/12/2001	31/12/2002	31/12/2001
Non-consolidated subsidiaries:				
Hydrocar Chile S.A.	-	6	-	6
Aspiradores Industriales S.I.	29	22	73	77
Soteco Benelux	2	-	2	-
Western Floor India	4	-	4	-
Shanghai Floor China	-	2	-	-
Total	*35*	*30*	*79*	*83*
Associates:				
Transferoil S.p.A.	754	144	2,404	1,037
PZB Australia	2	-	12	-
PZB Asia (liquidated in 2002)	-	1	-	-
Total	*756*	*145*	*2,416*	*1,037*

	Financing		Interest income	
	31/12/2002	31/12/2001	31/12/2002	31/12/2001
Associates:				
Euromop Brasil Holding Ltda	6	-	-	-
PZB Asia (liquidated in 2002)	-	84	-	-
Total	*6*	*84*	-	-

9 ***Corporate Governance***

The Interpump Group was admitted to the STAR (high standard mid-capital index) segment of the Italian stock market as of 1 April 2001, reflecting the observance of transparency requirements and corporate structure that have been imposed in the

company since 28 June 2000, when the Board of Directors resolved to adhere in full to the Code of Corporate Governance promoted by Italian stock exchange authority Borsa Italiana S.p.A. On 13 November 2002 the Board of Directors adhered to the new provisions of the Code of Corporate Governance issued in July of 2002. A significant change concerns the attribution to the Board of Directors rather than to the Executive Director of responsibility for the internal control system, supported in its activity by the Audit Committee.

On the same date the Board of Directors approved the *Code of Conduct in relation to market disclosure requirements and negotiation of issued financial instruments*, which implements the modifications to the regulations of the Italian Exchange with regard to insider dealing and the Guide for market disclosure issued by the Italian Exchange in June 2002. The Code can be consulted on the Group website at www.interpumpgroup.it. The Code of Conduct, which replaces and integrates the Internal procedure for the management of confidential information and the disclosure of significant information, adopted on 21 March 2001, determines the rules for the treatment and disclosure of information to the market, and also regulates transactions performed by significant persons, construed as the directors, auditors and general director of the Parent company and the sector subholdings, and officers of the centralised holding functions.

Activities have also been commenced on the construction of the organisational model promoted by Italian legislative decree Dlgs. 231/2001 concerning the responsibility of legal persons for several types of offences, namely offences against the Public Administration and economic crimes.

The current composition of the Board of Directors is as follows:

Name	Position
Sergio Erede	Chairman (1)
Giovanni Cavallini	Deputy Chairman and Executive Director (2)
Fulvio Montipò	Executive Director (2)
Pierleone Ottolenghi	Independent Director
Francesco Loredan	Non-executive director
Paolo Pome'	Non-executive director
Marco Reboa	Independent Director

(1) powers of company representation as per clause 17 of the articles of association.

(2) powers relative to ordinary business with a limitation of the amount beyond which the decision must be referred to the Board of Directors.

The term of office of the Board of Directors expires with the Shareholders' Meeting called to approve the financial statements as of 31/12/2004.

Mr Pierleone Ottolenghi, Mr Marco Reboa and Mr Paolo Pomè sit on the Audit Committee, which is therefore composed of a majority of independent directors. Sergio Erede, Giovanni Cavallini and Francesco Loredan are members of the Top Management Remuneration Committee.

In accordance with the requirements of the new Code of Corporate Governance, the following section illustrates the other directorships or offices of statutory auditor held by the directors of Interpump Group in listed companies or significant companies as defined by the Code: **Sergio Erede**: Listed companies: Vice Chairman of Manifatture Lane Gaetano Marzotto & Figli S.p.A., Director of Manuli Rubber Industries S.p.A., Director of Autogrill S.p.A., Director of Carraro S.p.A. - Unlisted companies of significant size: Director of Società Italo Britannica L. Manetti – H. Roberts S.p.A., Director of Exportex S.p.A., Director of Egidio Galbani S.p.A.. **Giovanni Cavallini**: Finance company: Director of Caravelle S.A. (France). **Francesco Loredan**: Unlisted companies of significant size: Chairman of Mark IV Industries Inc (USA). **Pierleone Ottolenghi**: Finance companies and banks: Director of UBS Warburg S.p.A., Director of Giubergia UBS Warburg SIM S.p.A., Director of UBS Italia S.p.A.. **Marco Reboa**: Listed companies: Director of Saipem S.p.A., Director of La Fondiaria Assicurazioni S.p.A., Statutory Auditor of Autogrill S.p.A. Finance companies: Director of Intesa BCI Sec. S.r.l., Director of S.C.C. S.p.A., Chairman of the Board of Statutory Auditors of Heller Global Service Finance; Unlisted companies of significant size: Director of Schema 28 S.p.A., Statutory Auditor of Egidio Galbani S.p.A., Statutory Auditor of Piaggio Holding S.p.A..

Interpump Group S.p.A. has a General director in the person of Giuseppe Bava.

The following section shows the number of shares held by company directors and statutory auditors:

Name	Company in which held	Number of shares held at end of previous year	Number of shares subscribed/ purchased	Number of shares sold	Number of shares held at end of current year
Sergio Erede:					
Held directly	Interpump Group S.p.A.	720,000	-	-	720,000
Giovanni Cavallini:					
Held directly	Interpump Group S.p.A.	1,214,000	238,250	(130,000)	1,322,250
Giovanni Cavallini					
Held directly	MecMarket. Com S.p.A.	7,481	-	(7,481)	-
Fulvio. Montipò:					
Held directly	Interpump	1,521,000	107,500	-	1,628,500
Held by spouse	Group S.p.A.	32,500	-	(32,500)	-
Held directly	MecMarket. Com S.p.A.	5,986	-	(5,986)	-

Furthermore, with reference to the shareholdings in limited liability companies controlled by Interpump Group S.p.A., Fulvio Montipò presents the following situation (amounts expressed in €):

	Nominal value of shares held at 31 December 2001	Nominal value of shares purchased in the year	Nominal value of shares sold in the year	Nominal value of shares held at 31 December 2001
General Technology S.r.l.				
Held directly	70,200	-	-	70,200
Held via a company in which Montipò has the majority shareholding	62,400	-	-	62,400

The remuneration of the directors is decided by the Shareholders' Meeting. The Shareholders' Meeting on 16 April 2002 established the remuneration for each director for 2002, in the maximum amount of 26,000 euro, and the global maximum remuneration due to the members of the Board of Directors vested with special powers in the amount of 1,050,000 euro; the Meeting also resolved to determine in the same measure, adjusted on a pro rata temporis basis, the remuneration to assign to the members of the Board of Directors for the period between 1 January 2003 and the date of approval by the Shareholders' Meeting of the Financial Statements for 2002, subject to possible adjustment at the time of determination of remuneration for the whole of 2003.

In line with the opinion expressed by the Remuneration Committee, the meeting of the Board of Directors held on the same day resolved to subdivide the remuneration due to Directors vested with special powers as follows: to the Chairman Sergio Erede, 51,650 euro, to Deputy Chairman and Executive Director Giovanni Cavallini, 800,500 euro; to Executive Director Fulvio Montipò, 103,300 euro.

The Shareholders' Meeting of 24 April 2001 also authorised the finalisation of the non-competition agreement between the company and Fulvio Montipò, in view of the forthcoming expiry of the agreement signed in 1996 at the time of disposal of Interpump Group, involving a fee of not less than 1,084.6 thousand euro and not more than 3,770.1 thousand euro, said amount to be in addition to the amount of the maximum total remunerations set out above. The new agreement expires in April 2004.

The Shareholders' Meeting of 16 January 2003 approved the stipulation of an agreement with Executive Director Giovanni Cavallini, with the following terms: *(i)* the Executive Director undertakes to fill the office and exercise the delegations and powers conferred upon him with due diligence and the professionalism fitting the nature of the office and to the best of his abilities, up to the time of approval of the financial statements for the year 2004; *(ii)* the company undertakes not to revoke the office and/or delegation in advance of its natural time of expiry, except in the presence of the emergence of a just cause attributable to the Executive Director; *(iii)* that the company undertakes to disburse to the Executive Director the annual remuneration of

800,500 euro also for the years 2003 and 2004, without prejudice to possible subsequent greater determinations in the limits as may be established by the Board of Directors; *(iv)* the company undertakes to disburse to the Executive Director a "loyalty bonus" of an additional 800,500 euro if he continues to occupy the office and exercise the delegations conferred upon him until the time of approval of the financial statements for 2004, to be paid in a lump sum after the expiry of this term; *(v)* the loyalty bonus will be due also in the event of early revocation of the office and/or the delegations by the company without just cause, or in the case of early withdrawal from the same by the Executive Director further to a situation of just cause ascribable to the company or the acquisition of a controlling stake in the company by parties other than the shareholder that currently holds the majority stake; *(vi)* in the cases provided for in the previous point the Executive Director will also be eligible for a one-off indemnity payment for early termination of the office and the delegations, in the amount of 800,500 euro, said sum being construed as inclusive of all forms of compensation or indemnity and also the remuneration for the non-competition undertaking.

A significant proportion of the executive directors' remuneration is linked to a variable component by means of three stock option plans approved by the Shareholders' Meetings on 12 February 1998, 20 December 1999 and 16 April 2002.

10 Stock option plans

With the aim of motivating Group management and promoting participation in the goal of value creation for shareholders, there are currently two stock option plans in existence, approved by the Shareholders' Meetings of 20 December 1999 and 16 April 2002.

Moreover, the stock option plan approved in 1998 made it possible to assign to management up to 1,000,000 options in 3 tranches, using either treasury stock or by an increase in capital reserved for some directors and employees of the Group's companies with the payment of a price of € 2.58. This plan was wound up in October 2002. The allocations had been terminated in 2001; a total of 203,000 options were exercised in 2002. The closing situation is as follows:

	Price per share for the exercise of options	Exercise period	Number of rights assigned	Number of shares subscribed
Parent Company Directors:				
❑ Giovanni Cavallini	€ 2.58	11.07.1999-31.12.2002	150,000	150,000
❑ Fulvio Montipò	€ 2.58	11.07.1999-31.12.2002	150,000	150,000
Other beneficiaries	€ 2.58	11.07.1999-31.12.2002	629,000	626,500
Total			929,000	926,500

The Shareholders' Meeting of 20 December 1999 approved an additional stock option plan to assign at most no. 1,700,000 shares in three tranches (years 2000, 2001 and 2002), subordinate to the share value reaching set targets, the achievement of specific financial objectives and/or the accomplishment of personal goals.

The Extraordinary Shareholders' Meeting of 20 December 1999 resolved a subscribed share capital increase in one or more stages, with the consequent issue of ordinary shares to be offered to employees of Interpump Group S.p.A. and its subsidiaries, said recipients to be identified by the Board of Directors, by means of the issue of a maximum number of 1,700,000 ordinary shares of a nominal value of € 0.52, for a total amount of 884,000 euro.

The Meeting further resolved to offer the newly issued shares at a subscription price equal to their nominal value. The Meeting of the Board of Directors held on 20 December 1999 resolved to set the maximum number of options to be assigned in relation to the first tranche at 340,000, and to set the total number of options attributable to Giovanni Cavallini (Deputy Chairman and Executive Director) at 1,000,000, of which 200,000 in relation to the first tranche, 300,000 for the second tranche, and 500,000 for the third tranche. Finally, the Board resolved to establish the in 330,000 options the total number that can be assigned to Fulvio Montipò (Executive Director) of which 66,000 for the first tranche, 99,000 for the second tranche, and 165,000 for the third tranche. The meeting of the Board of Directors of 4 December 2000 set the maximum number of options assignable in relation to the second tranche of the new plan at 510,000, including the options already assigned to Giovanni Cavallini and Fulvio Montipò. The stock options can be exercised starting, respectively for each tranche, as from February 2001, 2002 and 2003 and, in any event, before 31 December 2004. In relation to the first and second tranches the situation at 31/12/2002 is as follows:

	Price per share for the exercise of options	Exercise period	Number of rights assigned	Number of shares subscribed
Parent Company Directors:				
❑ Giovanni Cavallini	€ 0.52	01.02.2001-31.12.2004	426,500	313,250
❑ Fulvio Montipò	€ 0.52	01.02.2001-31.12.2004	165,000	115,500
Other beneficiaries	€ 0.52	01.02.2001-31.12.2004	158,000	86,750
Total			749,500	515,500

During the course of 2002 a total of 465,500 shares were assigned and 373,500 shares were subscribed relative to the first and second tranches. In relation to the third tranche, this will be assigned before the end of May 2003.

In February 2003 a further 234,000 shares were subscribed, of which 113,250 by Giovanni Cavallini and 49,500 by Fulvio Montipò. With the exercise of these options, which involved a share capital increase of 121,680 €, also the second tranche was closed.

The Shareholders' Meeting of 16 April 2002 approved a third stock option plan for the benefit of various Group directors and employees. This plan involves the assignment of no more than 4,000,000 options, to be allocated over the next 4 years with the use of treasury stock in the portfolio, with an exercise price equivalent to the higher amount of the current market value at the time of allocation and the book value. The period of exercise is 5 years. The conditions for assignment are linked to the arrival of the share value at determined stock market quotations and/or the achievement of specific

financial parameters and personal targets. The initial assignments will be made in May 2003.

11 *Operations with related parties*

Transactions with related parties concern lease of plants owned by subsidiaries controlled by current shareholders and by directors of Group companies for an amount equal to 1,125 thousand euro, and legal advice, provided by the office in which the Chairman works, for 368 thousand euro.

Further commercial transactions also took place with companies whose shareholders are also shareholders or directors of consolidated companies. These operations concerned sales for 480 thousand euro and purchases for 5,994 thousand euro. The consolidated balance sheet as at 31/12/2002 shows residual receivables from such companies for 133 thousand euro and payables for 1,784 thousand euro.

The transactions mentioned above were carried out at normal market conditions.

Also entered into the accounts are non-interest bearing loans from minority shareholders of subsidiaries for 317 thousand euro.

12 *Group companies*

At 31 December 2002 Interpump Group is made up of a structure headed by Interpump Group S.p.A., which has direct and indirect controlling stakes in the capital of 25 companies operating in the three business sectors (Industrial, Cleaning and Hydraulic).

The Parent company, with registered offices in Sant'Ilario d'Enza, produces high- and very high-pressure plunger pumps for water for the Industrial Sector, and high-pressure washers for the Cleaning Sector.

The principal data of consolidated subsidiaries are summarised in the following table, while data for the Parent company can be found in the enclosed financial statements.

Relations with non-consolidated subsidiaries and associates, and also with related parties, are conducted at normal market conditions and have been described analytically above.

Company	Share capital (€/000)	Percent stake	Head Office	Main activity	Sales €/millions 31/12/2002	Sales €/millions 31/12/2001	Average no. of employees 31/12/2002	Average no. of employees 31/12/2001
Interpump Cleaning S.p.A.	5,165	100%	Vaiano Cremasco (CR)	High-pressure washers (Cleaning Sector)	143.6	92.6	398	366
Unielectric S.p.A.	1,456	70%	Sant'Ilario d'Enza (RE)	Windings and electric motors (Industrial Sector)	50.3	46.2	203	186
Soteco S.p.A.	140	100%	Castelverde (CR)	Vacuum cleaners and liquid vacuum cleaners (Cleaning Sector)	36.4	38.1	293	280
Sit S.p.A.	105	60%	Sant'Ilario d'Enza (RE)	Sheet metal drawing, blanking, and pressing (Industrial Sector)	4.2	3.7	23	22
Teknova S.r.l.	362	100%	Casalgrande (RE)	Industrial floor sweepers (Cleaning Sector)	15.0	11.2	89	61
General Technology S.r.l.	780	77.5%	Reggio Emilia	Steam cleaning appliances (Cleaning Sector)	2.4	3.7	31	34
Oleodinamica Pederzani e Zini S.p.A.	3,120	80%	Calderara di Reno (BO)	Hydraulic pumps and oil pressure power takeoffs (Hydraulic Sector)	23.5	21.4	141	125
P.Z.B. France S.a.r.l.	32	80%	Peltre-Metz	Sales of hydraulic pumps and power takeoffs (Hydraulic Sector)	2.1	2.2	6	7
General Pump Companies Inc.	1,854	100%	Minneapolis – USA	High-pressure pumps distributor (Industrial Sector)	42.9	39.9	109	96
Interpump Hydraulics S.p.A.	2,632	80%	Nonantola (MO)	Holding company of the Hydraulics Sector	1.7	1.8	8	10
Hydrocar S.r.l.	104	80%	Nonantola (MO)	Hydraulic pumps and oil pressure power takeoffs (Hydraulic Sector)	31.4	30.9	100	97
Hydrometal S.r.l.	130	80%	Sorbara di Bomporto (MO)	Sales of complementary products for industrial vehicles, hydraulic pumps and power takeoffs (Hydraulic Sector)	9.4	9.0	27	27
Hydroven S.r.l.	200	40.80%	Tezze sul Brenta (VI)	Sales of complementary products for industrial vehicles, hydraulic pumps and power takeoffs (Hydraulic Sector)	9.3	4.2 **	32	16
A.V.I. S.r.l.	10	40.80%	Varedo (MI)	Sales of complementary products for industrial vehicles, hydraulic pumps and power takeoffs (Hydraulic Sector)	4.7	4.3	9	8
Hydrocar France S.a.r.l.	100	79.97%	Brie Comte Robert	Sales of hydraulic pumps and power takeoffs (Hydraulic Sector)	3.6	3.6	12	12
Hydrocar Roma S.r.l.	10	56%	Modena	Sales of hydraulic pumps and power takeoffs (Hydraulic Sector)	2.0	1.9	2	2
Interpump Hydraulics Asia Pte Ltd	96	56%	Singapore	Sales of hydraulic pumps and power takeoffs (Hydraulic Sector)	0.8	0.8	4	4
Interpump Engineering S.r.l.	76	100%	Reggio Emilia	Research and development	2.4	2.0	20	18
Muncie Power Products Inc.	847	67.66%	Muncie – USA	Hydraulic pumps and oil pressure power takeoffs (Hydraulic Sector)	55.0	59.8	233	236
IP Floor S.p.A.	952	100%	Portogruaro (VE)	Floor scrubbers (Cleaning Sector)	12.3	11.9	59	64
IP Gansow GmbH	2,700	100%	Bergkamen (Germany)	Floor scrubbers and floor sweepers (Cleaning Sector)	17.8 *	-	137	-
Interclean Assistance S.A.	457	80%	Epone (France)	Sales of cleaning appliances (Cleaning Sector)	15.9	13.3	51	46
Euromop S.p.A.	103	51%	Villa del Conte (PD)	Trolleys for cleaning (Cleaning Sector)	14.6	15.4	78	86
Ready System S.r.l.	250	26.01%	Villa Franca Padovana (PD)	Cleaning service trolleys (Cleaning Sector)	5.0	5.2	27	26
Pulex S.r.l.	15	58%	Brescia	Window cleaning equipment (Cleaning Sector)	6.7	6.4	32	32

* = income statement consolidated for 10 months
** = income statement consolidated for 6 months

13 *Events occurring after the end of the year and the business outlook*

Since the close of the year the current business of the Group has proceeded generating growth of turnover in the initial months with respect to last year.

A reshaping process is currently underway within IP Gansow GmbH entailing the shedding of 77 jobs. The estimated costs of the redundancies plan on the basis of local legislation, expected to be in the region of 1.3 million euro, were set aside in provisions in the consolidated financial statements at 31/12/2002.

January 2003 saw the execution of several operations carried out on equity investments, although of insignificant amounts:

- purchases included an additional 7.5% of General Technology for €/000 104;
- the investment in Interpump Hydraulics Asia Pte Ltd was disposed of for the sum of 375,000 Singapore dollars;
- the investment in Six S.r.l. was yielded against payment of 285,000 euro.

We also draw your attention to the fact that in February 2003 stock options were exercised relative to the second tranche of the second stock option plan. The subscription led to an increase in share capital totalling 121,680 euro.

Considering the short timespan since 31 December 2002, also in the light of the short period of time covered by the order portfolio, we currently have insufficient information for the development of reliable forecasts for the trend of the current year. There are however, no events suggesting that the Group cannot continue along the positive growth trend of recent years.

Milan, 13 March 2003

For the Board of Directors

Giovanni Cavallini

Deputy Chairman and Executive Director

Consolidated Financial Statements at 31 December 2002 of Interpump Group S.p.A. and subsidiaries

CONSOLIDATED BALANCE SHEETS

ASSETS

(amounts expressed in €/000)	*31/12/2002*	*31/12/2001*
Fixed assets		
Intangible assets		
Start-up and capital costs	398	357
Costs of research, development and advertising	3,881	2,734
Industrial patents and intellectual property rights	260	230
Concessions, licenses, trademarks and similar rights	1,429	670
Goodwill	134,093	140,238
Assets in progress and advances	72	19
Other intangible assets	2,502	2,701
Total	*142,635*	*146,949*
Tangible fixed assets		
Land and buildings	57,002	38,151
Plant and machinery	22,286	22,253
Industrial and commercial equipment	9,188	8,237
Other assets	5,620	6,423
Assets in progress and advances	10,408	13,719
Total	*104,504*	*88,783*
Financial fixed assets		
Investments in:		
Subsidiaries	1,210	1,236
Associated companies	5,844	6,072
Other companies	508	508
Total investments	*7,562*	*7,816*
Receivables:		
Non-consolidated subsidiaries		
Due within one year	6	-
From associated companies		
Due within one year	-	84
Due from others		
Due within one year	446	230
Due after one year	2,219	2,662
Total financial receivables	*2,671*	*2,976*
Treasury stock (for a total nominal value of € 3,753,647 in 2002)	29,967	25,726
Total financial fixed assets	*40,200*	*36,518*
Total fixed assets	*287,339*	*272,250*

CONSOLIDATED BALANCE SHEETS

(amounts expressed in €/000)	*31/12/2002*	*31/12/2001*
Assets forming part of working capital		
Inventories		
Raw materials and supplies	35,956	32,872
Work in progress and semi-finished products	23,512	17,943
Finished products and goods	43,335	37,508
Advances	272	14
Total	*103,075*	*88,337*
Receivables		
Trade receivables		
Due within one year	89,857	88,887
Due after one year	37	22
Non-consolidated subsidiaries		
Due within one year	1,975	1,068
From associated companies		
Due within one year	547	416
Due from others		
Due within one year	14,391	10,176
Due after one year	4,662	5,016
Total	*111,469*	*105,585*
Cash on hand		
Bank and postal accounts	42,884	22,861
Cheques on hand	15	273
Cash	59	47
Total	*42,958*	*23,181*
Total assets forming part of working capital	*257,502*	*217,103*
Accrued income and prepayments		
Due within one year	2,410	2,232
Due after one year	6,183	8,017
Total	*8,593*	*10,249*
Total assets	*553,434*	*499,602*

CONSOLIDATED BALANCE SHEETS

LIABILITIES

(amounts expressed in €/000)	*31/12/2002*	*31/12/2001*
Shareholders' equity		
Share Capital	43,078	42,778
Share premium reserve	29,846	29,488
Legal reserve	8,747	8,687
Statutory reserves	528	528
Other reserves and profits (losses) brought forward	38,995	29,424
Reserve for treasury stock held	29,967	25,726
Reserve for translation differences	(1,520)	1,930
Profit (Loss) for the year	21,085	21,433
Total shareholders' equity for the Group	*170,726*	*159.994*
Minority interests	17,679	17,002
Minority profits	4,957	5,786
Minority shareholders' equity	*22,636*	*22.788*
Total shareholders' equity	*193,362*	*182.782*
Provisions for risks and charges		
Retirement benefits and similar rights	834	649
Taxation	5,232	5,778
Other	3,516	2,216
Total	*9,582*	*8.643*
Staff severance indemnities	*14.918*	*13,379*
Payables		
Payables to banks		
Due within one year	101,433	94,377
Due after one year	87,672	89,846
Payables to other financial institutions		
Due within one year	2,768	1,985
Due after one year	25,510	11,856
Advances		
Due within one year	379	317
Trade payables		
Due within one year	91,950	68,593
Due after one year	4	49
Securities issued		
Due within one year	83	183
Due after one year	7	90
Payables to non-consolidated subsidiaries		
Due within one year	35	30
Payables to associates		
Due within one year	756	145

CONSOLIDATED BALANCE SHEETS

(amounts expressed in €/000)	*31/12/2002*	*31/12/2001*
Taxes payable		
Due within one year	7,731	9,477
Due after one year	2,387	4,775
Social security charges payable		
Due within one year	4,283	3,504
Other payables		
Due within one year	8,148	7,269
Due after one year	752	433
Total	*333,898*	*292,929*
Accrued expenses and deferred income		
Accrued expenses and deferred income	1,674	1,869
Total	*1,674*	*1,869*
Total liabilities	*553,434*	*499,602*
Memorandum accounts		
Security pledges	5,217	8,831
Surety granted to non-consolidated subsidiaries	-	299
Surety granted to others	16,586	14,464
Other memorandum accounts	54,832	32,152
Total memorandum accounts	*76,635*	*55,746*

CONSOLIDATED INCOME STATEMENTS

(amounts expressed in €/000)	*31/12/2002*	*31/12/2001*
Sales and other revenues		
Revenues from the sale of goods and services	493,133	425,293
Change in inventories of work in progress semi-finished and finished products	14,939	1,316
Increase on internal work capitalised under fixed assets	2,706	2,117
Other revenues and income	2,450	2,512
Total sales and other revenues	*513,228*	*431,238*
Cost of production		
Raw materials, consumables and supplies	239,792	192,317
Services	91,324	65,502
Hire purchase and leasing charges	5,282	3,929
Personnel:		
Wages and salaries	67,791	59,452
Social security charges	18,176	15,816
Staff severance indemnities	3,325	2,953
Other costs	386	372
Amortisation, depreciation and write-downs:		
Amortisation of intangible assets	12,372	11,403
Depreciation of tangible fixed assets	12,820	12,011
Write-downs of receivables included under assets forming part of working capital	1,394	2,255
Changes in inventory of raw materials, consumables and supplies	(2,880)	3,555
Allocation to risk provisions	451	89
Other provisions	31	105
Sundry operating costs	3,488	3,483
Total	*453,752*	*373,242*
Difference between sales and other revenues and the cost of production	*59,476*	*57,996*
Financial income and expense		
Income from subsidiary investments		
Dividends	8	-
Other income	-	1
Total	*8*	*1*
Other financial income		
From receivables included under fixed assets		
Other	18	81
Total	18	81

CONSOLIDATED INCOME STATEMENTS

(amounts expressed in €/000)	*31/12/2002*	*31/12/2001*
From securities included under fixed assets that do not constitute equity investments	-	1
Financial income other than the above		
Interest and commission from other parties and other income	4,483	3,165
Total other financial income	4,501	3,247
Interest and other financial charges		
Interest and commission to other parties and other charges	13,718	15,561
Total financial income (charges)	*(9,209)*	*(12,313)*
Adjustments to financial assets value		
Revaluations:		
Of investments	393	536
Write-downs:		
Of investments	182	1,206
Of financial assets other than equity investments	-	537
Total adjustments	*211*	*(1,207)*
Extraordinary income and expenses		
Income	1,070	1,322
Charges	2,230	1,490
Total extraordinary items	*(1,160)*	*(168)*
Profit for the period before taxes	*49,318*	*44,308*
Income taxes for the year		
Current taxes	(21,580)	(20,879)
Deferred taxes	(1,696)	3,790
Total income taxes for the year	*(23,276)*	*(17,089)*
Net profit for the year	*26,042*	*27,219*
Minority (profit) loss for the year	(4,957)	(5,786)
Profit (loss) for the year	*21,085*	*21,433*

Supplementary Note at 31 December 2002

1 Introduction

The consolidated financial statements as at 31 December 2002 are drafted in thousands of euro, on the basis of the draft financial statements of companies included in the scope of consolidation as drawn up by their respective administrative bodies.

In relation to the business of the Interpump Group and its structure we invite you to refer to the Board of Director's Report.

Pursuant to the provisions of law, the consolidated financial statements have been audited. The Audit Report is attached to the financial statements.

2 Consolidation principles and basis

The following main consolidation criteria were adopted:

- the book value of consolidated investments is set off against the relative shareholder's equity, the assets and liabilities resulting from subsidiaries' financial statements are entered into the consolidated financial statements and the shareholders' equity of the companies is eliminated, according to the line-by-line consolidation method;
- the reserves of the companies in which stakes are held as at 31 December 2002 existing on the date they were acquired were set off against the value of investments, while the identity of reserves formed subsequent to the acquisition was maintained;
- the difference between the book value and the portion of shareholder's equity, determined with reference to the situation on the date of acquisition of the holding, is treated as follows:
    - if positive, the difference it is allocated to the individual asset and liability items to which it relates; any remaining amount is allocated to goodwill and amortised according to the straight-line method in a period deemed to reflect its future useful life in an appropriate manner. In the absence of future useful life, any remaining amount is deducted from the consolidation reserve;
    - if negative, it is credited to the consolidation reserve;
- significant transactions conducted among consolidated companies, i.e. relative receivables, payables, costs and revenues, have been eliminated in the consolidation process. Dividends distributed among Group companies and, if significant, unrealised gains deriving from intra-group transactions are also eliminated;
- items recorded in the financial statements of individual member companies in order to obtain fiscal benefits not otherwise accessible, have been eliminated in the consolidation process, taking into consideration the relative fiscal effect;

- portions of shareholders equity and results relative to consolidated subsidiaries' minority interests are shown under the related items of the financial statements;
- intangible fixed assets that are subject to financial leasing contracts, if significant, are entered in the consolidated financial statements on the basis of the so-called financial method recommended by International Accounting Standards (IAS);
- financial statements of non-EU based companies have been translated into euro at the exchange rate in force at the end of the period in the balance sheet, or at the average exchange rate for the period in the income statement. Foreign exchange differences arising from changes that have occurred between the exchange rate as at the date of the considered financial statements with respect to the exchange rate used for the previous financial statements and arising from the translation of income statement amounts relating to the subsidiary defined at the average exchange rate for the year, and therefore different from the rate used to translate the year-end balance sheet, are credited or debited to a specific equity reserve called "Reserve for translation differences" as per document no. 17 of the Accounting Principles issued by the National Councils of Certified Public Accountants (Italian accountancy body);
- the substitute tax relative to the sale of the investments in Portotecnica S.p.A., Officine Meccaniche Faip S.r.l. and Sirio S.r.l. to Interpump Cleaning S.p.A., entered entirely in the income statement of the Parent Company's financial statements as at 31 December 1999, is listed as a pre-payment in the consolidated financial statements and will be charged to the income statement over a period of 10 years, in line with the fiscal benefit stemming from the deductibility of the amortisation of the merger deficit of the above three companies into Interpump Cleaning S.p.A;
- In the financial statements as at 31/12/2001 of several consolidated companies, plant and machinery have been revalued in accordance with Law 342/2000. For the reasons set down in the notes to the financial statements at 31/12/2001, the foregoing revaluations were eliminated in the consolidated financial statements.

The consolidation basis at 31 December 2002 includes the Parent Company and the following subsidiaries:

Company	Head Office	Share capital at 31/12/02 €/000	Percentage of possession at 31/12/02	Shareholding at 31/12/02
Interpump Cleaning S.p.A.	Vaiano Cremasco (CR)	5,165	100.00%	100.00%
Unielectric S.p.A.	S.Ilario d'Enza (RE)	1,456	70.00%	70.00%
Interpump Engineering S.r.l.	Reggio Emilia	76	100.00%	100.00%
IP Floor S.p.A. (1)	Portogruaro (VE)	952	100.00%	100.00%
Interclean Assistance S.A. (2)	Epone - France	457	80.00%	80.00%
Soteco S.p.A.	Castelverde (CR)	140	100.00%	100.00%
General Pump Inc.	Minneapolis – USA	1,854	100.00%	100.00%
Teknova S.r.l.	Casalgrande (RE)	362	100.00%	100.00%
IP Gansow GmbH (7)	Bergkamen - Germany	2,700	100.00%	100.00%
General Technology S.r.l.	Reggio Emilia	780	77.50%	77.50%
Muncie Power Prod. Inc. (3)	Muncie – USA	847	84.57%	67.66%
SIT S.p.A.	S.Ilario d'Enza (RE)	105	60.00%	60.00%
Interpump Hydraulics S.p.A.	Nonantola (MO)	2,632	80.00%	80.00%
PZB S.p.A. (4)	Calderara di Reno (BO)	3,120	100.00%	80.00%
Euromop S.p.A.	Villa del Conte (PD)	103	51.00%	51.00%
Ready System S.r.l. (5)	Villafranca Padovana (PD)	250	51.00%	26.01%
PZB France S.a.r.l. (3)	Peltre - France	32	100.00%	80.00%
Hydrocar S.r.l. (4)	Nonantola (MO)	104	100.00%	80.00%
Hydrometal S.r.l. (6)	Sorbara di Bomporto (MO)	130	100.00%	80.00%
Hydroven S.r.l. (6)	Tezze sul Brenta (VI)	200	51.00%	40.80%
AVI S.r.l. (4)	Varedo (MI)	10	51.00%	40.80%
Hydrocar France S.a.r.l. (4)	Brie Comte Robert France	100	99.96%	79.97%
Hydrocar Roma S.r.l. (4)	Modena	10	70.00%	56.00%
Interpump Hydraulics Asia Pte Ltd (4)	Singapore	96	70.00%	56.00%
Pulex Srl	Brescia	15	58.00%	58.00%

(1) = controlled by Interpump Cleaning S.p.A.
(2) = controlled by Soteco S.p.A.
(3) = controlled by P.Z.B S.p.A.
(4) = controlled by Interpump Hydraulics S.p.A.
(5) = controlled by Euromop S.p.A.
(6) = controlled by Hydrocar S.r.l.
(7) = controlled by IP Floor S.p.A.

The other companies are controlled directly by Interpump Group S.p.A.

The share capital of the companies outside the EU was converted into euro at the historical exchange rate at the time of acquisition.

The following changes have occurred to the consolidation basis with respect to the consolidated financial statements at 31 December 2001:

- the income statement of Hydroven S.r.l. was consolidated for the entire year, whereas in 2001 it was consolidated for only six months because a controlling stake was acquired only on 1 July 2001;
- IP Gansow GmbH, acquired on 1 March 2002, was consolidated for a 10 month period. The company rescued the Gansow line of business by acquiring it during bankruptcy proceedings.

The main items in the financial statements relative to the newly consolidated companies included in the consolidated financial statements, are indicated in the explanations of single items given in the supplementary note.

3 Reconciliation between Parent Company and consolidated net profit and shareholders' equity

The reconciliation between the Parent Company's and the Group's net profit and shareholders' equity is as follows (amounts expressed in €/000):

	Shareholders' equity at 31/12/2002	Net profit at 31/12/2002	Shareholders' equity at 31/12/2001	Net profit at 31/12/2001
Parent Company's financial statements	132,900	10,338	129,485	9,548
Difference between the book value of consolidated investments and their valuation according to the net equity method	46,480	8,339	41,571	7,239
Elimination of capital gains on the sale of investments to Interpump Cleaning S.p.A.	(14,171)	2,325	(16,496)	2,325
Prepayment of related substitute tax	7,143	(1,190)	8,333	(1,190)
Greater book value of a building owned by the Parent Company	338	(12)	350	(12)
Adjustment of the valuation of investments in non consolidated associated companies of the Parent company according to the equity method	103	(259)	362	(89)
Elimination of Parent company plant revaluation	(3,435)	1,335	(4,770)	3,538
Elimination of Parent Company's intra-group income	(833)	(106)	(727)	(92)
Elimination of costs of a fiscal nature recorded in the financial statements of the Parent Company	2,201	315	1,886	166
Total consolidation adjustments	37,826	10,747	30,509	11,885
Shareholders' equity and profit of the Group	170,726	21,085	159,994	21,433

4 Bases of preparation, accounting principles and valuation criteria

The accounting principles and the valuation criteria used in preparing the consolidated financial statements for the year closed on 31 December 2002 are those indicated by current legislation, interpreted and integrated by the accounting principles stated by the "Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri" (National Councils of Certified Public Accountants) and, when not sufficient, by those established by the International Accounting Standards Board (IASB). In order to provide complete and detailed information, we have also provided the following additional statements that form an integral part of this note:

- cash flow statement;
- statement of changes in consolidated shareholders' equity;
- reclassified consolidated balance sheet;
- reclassified consolidated income statement.

The accounting principles adopted, the most important of which are illustrated here below, are identical to those utilised for the consolidated financial statements as at 31 December 2001, presented here for comparison purposes.

The amounts are expressed in thousands of euro unless otherwise indicated.

Intangible assets

Intangible fixed assets are recorded at cost and are shown net of accumulated amortisation, calculated on a straight-line basis and with reference to their residual useful life.

In particular, the amortisation rates applied were as follows:

The goodwill arising upon the acquisition of Interpump Group by Interpump Group S.p.A. represents the greater value that was paid when Interpump Group was acquired after considering the current value of the assets and liabilities subject of acquisition, basically in line with their book value in the companies' financial statements, and justified with the income-generating capacity, growth potential and competitive position of Interpump Group.

The goodwill arising upon the acquisition of additional shares in the consolidated companies is a result of the acquisition of Interpump Group and is therefore treated with the same method. Goodwill as a result of acquisition of Interpump Group is amortised over 20 years, a period deemed to adequately reflect its economic usefulness on the basis of market observation and of expectations concerning corporate longevity and development which led this greater value to be acknowledged when Interpump Group, active in a sector in which no rapid or sudden changes in technology or production are foreseen, was acquired; this consideration leads to the assumption that Interpump Group will be able to maintain, over the long term, the competitive positions it has attained. The amortisation period adopted, in line with considerations made and valuations carried out at the time Interpump Group was acquired, complies with the period indicated in the Accounting Principles established by the National Councils of Certified Public Accountants and by the International Accounting Standards.

The goodwill arising upon the acquisition of the other companies has been treated in line with the goodwill of Interpump Group (amortised in twenty years) as the businesses are compatible and complementary, except for:

- ➢ the goodwill arising at the time of the acquisition of assets and liabilities of the Floor line of business and recorded in the statutory financial statements of IP Floor S.p.A., which is amortised in ten years, a period considered to represent its future usefulness.
- ➢ the goodwill arising at the time of acquisition of the Gansow line of business and entered into the statutory financial statements of IP Gansow GmbH, which is amortised in fifteen years, a period considered to represent its future usefulness;
- ➢ the goodwill arising at the time of the acquisition of assets and liabilities of Vetrix and recorded in the statutory financial statements of Euromop S.p.A., which is amortised in ten years, a period considered to represent its future usefulness;
- ➢ the goodwill arising at the time of the acquisition of Hydroven S.r.l., which is amortised in ten years, a period considered to represent its future usefulness.

- ■ The costs of research and development referring to the major innovative process started with the establishment of the Research Centre (Interpump Engineering S.r.l.) are capitalised and amortised in the estimated period of useful life of the products to which they refer (generally 5 years). On the contrary, the costs of research and development relating to product customisation and the routine work of the engineering departments are ascribed to the income statement when they arise.
- ■ All other intangible fixed assets are amortised in 5 years with the exception of patents, which are amortised in 3 years, and leasehold improvements, which are amortised on the basis of the duration of the relative leasing contracts.

If at any time during the amortisation period such capitalised costs are no longer deemed to retain any future utility, they will be charged to the income statement.

Tangible fixed assets

These are recorded at purchase cost or production cost and increased by revaluations carried out in compliance with the various monetary revaluation laws or stemming from the allocation of consolidation differences. They are shown net of accumulated depreciation, which is systematically calculated on a straight-line basis according to the following rates:

■ Buildings	3%-4%
■ Plant and machinery	10%-25%
■ Industrial equipment	15%-30%
■ Other assets	12%-30%

Said rates are deemed adequate to reflect the remaining useful life of the assets to which they relate. For assets purchased during the year, rates were reduced by 50%

since the assets in question were used in the production process, on average, only for half the year.

Several Group companies calculated accelerated depreciation in their financial statements in order to exploit the related fiscal benefits granted by current legislation; said accelerated depreciation was eliminated in the consolidated financial statements, taking the related fiscal effect into account.

Assets with a unit value of less than 516 euro were completely depreciated in the year in which they were purchased, in consideration of their limited relevance.

Pursuant to art. 10 no. 72 of 19 March 1983, we point out that no monetary or economic revaluations other than those mentioned above were carried out nor were there any departures from the provisions of art. 2423 and art. 2423 bis of the Italian Civil Code.

Assets purchased with financial leasing agreements, if of significance, were recorded as established by International Accounting Standards in compliance with the financial method, by which the original value of the asset is capitalised and offset by the relevant principal amount, while depreciation calculated on the basis of the estimated future useful life of the asset is entered into the income statement. With regard to leasing instalments for the period, the principal is subtracted from the liability while interest on leasing instalments is charged to the income statement. The fiscal effects of this procedure are recorded in the deferred taxation provision.

Tangible fixed assets under construction are valued at cost and are depreciated starting from the financial year in which they become operational.

Maintenance and repair costs are charged to the income statement relating to the period in which they were incurred, or capitalised if they increase the value or the useful life of assets.

If, at the close of the year, the value determined by the above method is permanently higher than the economic value of the asset, its value is adjusted by means of a specific write-down. When the conditions for said write-down cease to exist, the original value is fully or partially restored.

Investments

Investments in non-consolidated subsidiary companies and in associated companies are valued according to the net equity method. Investments in other companies are valued according to the cost of acquisition or subscription. Should permanent losses in value arise at the close of the year in comparison to the value determined according to the above method, the investments will be written down accordingly. If, at a later date, the reasons for such a write-down cease to exist, the original value will be fully or partially restored.

Dividends and the relative tax credits are recorded at the time they are deliberated by the Shareholders' Meeting.

Treasury stock

Treasury stock is valued at cost and adjusted, when necessary, to reflect any permanent losses of value. Treasury stock is classified under non-current financial assets, because no transfers are foreseen in the short term.

As prescribed by current legislation, a corresponding reserve of the same amount has been created within consolidated shareholders' equity.

Inventories

Inventories are valued at the lower of purchase or production cost and their corresponding market value.

The average cost method, inclusive of accessory charges and weighted with the value of opening inventory balances, was applied in determining the cost of raw materials.

In the case of goods produced internally, the cost of production includes the cost of raw materials, external work carried out, utilities, directly related labour costs as well as general production and industrial costs in an amount reasonably attributable to such products. Financial charges and general overhead expenses are excluded. Moreover, in the case of semi-finished products and work in progress, production cost is determined on the basis of the work process stage they have reached.

For raw materials and work in progress, market value reflects the presumed net realisable value of the corresponding finished products, less the cost of their completion. For finished products it is equal to the presumed net realisable value.

If the inventory contains obsolete or slow turnover materials, if they are significant value they are written down in relation to their level of utilisation or presumed realisable value. Should the reasons for such write-downs cease to exist, the original value is fully or partially restored.

Receivables

Accounts receivable are recorded at their presumed realisable value, by means of a specific bad debt provision which includes amounts deducted directly from said accounts receivable.

The specific portion of the bad debt provision is determined on the basis of an analysis of individual doubtful receivables, whereas the generic portion is determined on the basis of the historical incidence of losses on receivables. The generic portion is determined to provide for possible losses on accounts receivable recorded in the financial statements, that have not yet occurred, but that might occur in the future.

Accruals and deferrals

Accruals and deferrals are calculated according to the principles of accrual accounting whereby costs and revenues must be recorded with reference to the period to which they relate.

Foreign exchange transactions

Foreign exchange transactions are entered into the accounts on the basis of the exchange rates in force on the date the related transactions were carried out. Receivables and payables are evaluated at the exchange rate in force at the end of the year, with the relevant difference in exchange rate attributed to financial charges and income.

Forward currency contracts and other derivative financial instruments covering commercial transactions in foreign currency, are valued at cost. When it is impossible, due to objective difficulties, to correlate derivative financial instruments with the underlying commercial transactions, the financial instruments in question are valued at market value in implementation of the mark-to-market method. Profits or losses deriving from such valuations are ascribed to the financial items of the income statement.

Interest rate hedging operations

Hedging contracts taken out to protect against loan interest rate risks are valued at cost. Any greater or lesser interest payable with respect to the amounts specified on the original loan contract is entered in accordance with the competence principle.

Provisions for risks and charges

Provisions for risks and charges include sure or presumed allocations determined on the basis of reasonable estimates of situations that might generate future liabilities.

In particular, this item includes the agents' termination indemnity provision, established to take account of indemnities due in relation to cancelled contractual relationships, the provision for other risks and charges and the deferred taxation provision.

The provision for other risks and charges includes sums allocated in respect of potential liabilities, described in greater detail in the comments relating to that item.

Staff severance indemnities

Staff severance indemnities reflect liabilities towards all employees for severance indemnities accrued in accordance with current legislation and national collective labour contracts.

Payables

Payables are recorded at their nominal value, which is deemed adequate to reflect their redemption value.

Capital grants

Capital grants towards expenditure in tangible fixed assets are included under the accrued expenses and deferred income item at the time it becomes certain they will be assigned; said grants are credited to the income statement gradually over the useful life of the asset; if the grant refers to an asset for which the depreciation process has already begun, then the past portion, to be offset against the portion of depreciation already carried out, is included among extraordinary income items for the year.

Taxes

Taxes for the year are determined on the basis of a realistic forecast of taxes to be paid pursuant to current fiscal legislation, and are shown under the "Taxes Payable" item, net of prepayments and withholding taxes. No allocations were made in respect of taxes payable in the event of distribution of reserves suspended from taxation as shown in the financial statements of individual Group companies, since such distribution is not planned.

Deferred tax assets and deferred tax liabilities are a result of temporary differences between the values entered in the financial statements of the consolidated companies and the corresponding fiscal values, and also of consolidation adjustments, and are calculated on the basis of the rates assumed to be applicable to the period in which the differences will arise in accordance with the liability method.

Deferred tax assets, mostly relating to provisions recorded in the financial statements with allocations for which conditions for fiscal deductibility have not yet matured, are recorded among amounts receivable from others once a reasonably degree of certainty of recovery has been confirmed.

Costs and revenues

Costs and revenues are recorded in the statements on the basis of the principles of prudence and competence, with indication of the relative accruals and deferrals. Revenues and proceeds, costs and charges are recorded net of returned goods, commercial discounts, allowances and bonuses, as well as net of taxes directly linked to the sale of products and services.

5 Information regarding balance sheet and income statement items

BALANCE SHEET

Intangible assets

The composition and changes of intangible assets are illustrated in annex B.

Start-up and capital costs are made up mainly of costs sustained for the Interpump Cleaning merger, already described above, and for share capital increases of the consolidated companies.

Research and development costs are almost entirely referred (€/000 3,707) to the costs borne by the Research Centre in connection with new product launches. With

reference to products placed on the market in 2002, described in detail in the Directors' Report, amortisation of the relative costs is executed over a period of five years, as for products launched in previous years.

Industrial patent royalties are composed of costs for the purchase of patents connected with the production process and the allocation of the consolidation difference relative to Interpump Engineering for €/000 37 net of amortisation.

Costs incurred for concessions, licenses, trade marks and similar rights are composed mainly of the purchase cost of software licenses.

The other intangible asset items include costs for improvements to leased assets of an American subsidiary for €/000 1,134.

Goodwill concerns the difference between the book value of investments and the portion of shareholders' equity determined with reference to the situation as at the date of acquisition. This item underwent the following changes (amounts shown in €/000):

Company:	Balance as at 31/12/2001	Increases of 2002	Amortisation 2002	Balance as at 31/12/2002
Interpump Group S.p.A.	37,758	-	(2,616)	35,142
Soteco S.p.A.	24,774	-	(1,531)	23,243
Interpump Cleaning S.p.A.	21,780	-	(1,481)	20,299
Euromop S.p.A.	10,876	-	(632)	10,244
General Technology S.r.l.	7,714	-	(482)	7,232
Interpump Hydraulics S.p.A.	7,637	-	(576)	7,061
Muncie Power Products Inc.	7,323	-	(413)	6,910
General Pump Companies Inc.	4,802	2,037	(393)	6,446
Unielectric S.p.A.	5,585	-	(387)	5,198
Teknova S.r.l.	3,749	-	(229)	3,520
Pulex S.r.l.	3,007	-	(159)	2,848
IP Floor S.p.A.	2,153	-	(308)	1,845
IP Gansow GmbH	-	1,342	(75)	1,267
S.I.T. S.p.A.	1,004	-	(69)	935
Hydroven S.r.l.	996	-	(113)	883
Ready System S.r.l.	848	-	(47)	801
Interclean Assistance S.A.	232	-	(13)	219
Total	*140,238*	*3,379*	*(9,524)*	*134,093*

The increase of 2002 is due to the purchase of minority shares of General Pump, of which the Interpump Group now holds 100% (€/000 2,037) and the acquisition of the Gansow line of business (Germany) for 1,342 thousand euro.

Goodwill allocated to Interpump Hydraulics S.p.A. includes all goodwill amounts paid for the acquisition of companies forming part of the Hydrocar Group.

The goodwill entered into the consolidated accounts includes the amount entered in the financial statements of the Parent Company for a total of 35,092 thousand euro referred to the Parent Company complex.

Tangible fixed assets

The composition and changes for this item are illustrated in Annex C.

For a description of the main investments made during the year we invite you to refer to the relevant paragraph in the Board of Directors' Report.

Moreover, the buildings item includes the greater portion of the consolidation difference arising in 1997 from the acquisition of the PZB Group, allocated to buildings for €/000 6,928, on the basis of an independent survey that declares a higher value of the buildings than that entered into the consolidated accounts. This amount was later amortised for €/000 1,091.

The effect of financial leasing contracts, accounted for according to the so-called financial method, on the tangible fixed assets item can be summarised as follows:

	31/12/2002	31/12/2001
	€/000	€/000
Industrial buildings	26,843	8,134
Plant and machinery	676	939
Assets under construction	8,534	12,190
Total	*36,053*	*21,263*

Assets under construction refer to a building currently undergoing renovation.

Mortgages and liens burdening tangible fixed assets are indicated under the item "amounts payable to banks".

Financial fixed assets

Financial fixed assets are made up as follows:

	31/12/2002	31/12/2001
	€/000	€/000
Investments	7,562	7,816
Receivables	2,671	2,976
Treasury stock	29,967	25,726
Total	*40,200*	*36,518*

Investments can be broken down as follows (amounts expressed in €/000):

		31/12/2002	% owned	31/12/2001	% owned
Investments in subsidiaries:					
IP Cleaning Holding S.r.l.	(5)	8	100.00%	-	-
Portotecnica S.A.	(1)	646	100.00%	701	100.00%
Hydrocar Chile S.A.	(3)	322	60.00%	367	60.00%
Aspiradores Industriales Soteco S.L.	(2)	-	51.00%	-	51.00%
Soteco Benelux BVBA S.p.r.l.	(2)	108	100.00%	63	100.00%
Western Floor Private Ltd	(4)	126	51.00%	100	51.00%
Euromop Brasil Holding Ltda	(6)	-	100.00%	5	100.00%
Total investments in subsidiaries		*1,210*		*1,236*	
Investments in associated companies:					
Transferoil S.p.A.	(5)	4,936	49.00%	5.171	49.00%
P.Z.B. Australia Pty Ltd	(7)	908	50.00%	901	50.00%
Total investments in associated companies		*5,844*		*6,072*	
Investments in other companies :					
Metalprint S.r.l.	(5)	483	19.00%	483	19.00%
Six S.r.l.	(5)	6	19.00%	6	19.00%
Others		19	n.s	19	n.s
Total investments in other companies		508		508	
Total investments		7,562		7,816	

(1) = owned by Interpump Cleaning S.p.A.
(2) = owned by Soteco S.p.A.
(3) = owned by Interpump Hydraulics S.p.A.
(4) = owned by IP Floor S.p.A.
(5) = owned by Interpump Group S.p.A.
(6) = owned by Euromop S.p.A.
(7) = owned by P.Z.B. S.p.A.

2002 witnessed the acquisition of IP Cleaning Holding S.r.l., a company that is currently not operational.

The investment in Aspiradores Soteco is valued at zero and has a provision for 97 thousand euro (€/000 19 in 2001), registered in the provisions for risks and charges, formed with the contra-entry "investment write-downs" to take account of valuation with the net equity method, which includes the elimination of profits tied up in inventories.

The investments in P.Z.B. Asia Pte Ltd and PZB Hydraulik – Komponent Vertriebs Gmbh were officially liquidated in 2002. The relative liquidation losses had already been allocated in previous years.

The investments in MecMarket and in Shanghai Floor Cleaning Machines, entered at zero under balance sheet assets at 31/12/2001, were disposed of during 2002 generating total capital gains of €/000 39.

The valuation of the investment in P.Z.B. Australia Pty Ltd has been made on the basis of internal financial statements at 31 December 2002, since it closes its financial year on a different date to the Parent Company.

Changes in investments in subsidiaries and associates were as follows (amounts expressed in €/000):

	Balance at 31/12/2001	Change to consolidation basis	Exchange rate difference	Profit (loss)	Amortisation of goodwill	Elimination of dividends	Balance at 31/12/2002
Investments in subsidiaries:							
IP Cleaning Holding S.r.l.	-	32	-	(24)	-	-	8
Portotecnica S.A.	701	-		(55)	-	-	646
Hydrocar Chile S.A.	367	-	(84)	97	-	(58)	322
Aspiradores Industriales Soteco S.L	-	-	-	-	-	-	-
Soteco Benelux BVBA	63	-	-	45	-	-	108
Western Floor Private Ltd	100	-		26			126
Euromop Brasil Holding Ltda	5	-	-	(5)	-	-	-
Total investments in subsidiaries	*1,236*	*32*	*(84)*	*84*	*-*	*(58)*	*1,210*
Investments in associates:							
Transfer Oil S.p.A.	5,171	-	-	298	(239)	(294)	4,936
PZB Australia Pty Ltd	901	-	(82)	165	-	(76)	908
Total investments in associated companies	*6,072*	*-*	*(82)*	*463*	*(239)*	*(370)*	*5,844*

The goodwill of Transfer Oil S.p.A., standing at €/000 3,209 at 31 December 2002, is amortised in 20 years in line with the amortisation period for the Interpump Group, together with which it was acquired. This goodwill is included in the value of the investment.

The following information is provided pursuant to the provisions of Art. 39 of Italian Legislative Decree D.L. 127/91:

	Registered Offices	Share Capital
Subsidiaries:		
IP Cleaning Holding S.r.l.	Castelverde (CR)	10,000 €
Portotecnica S.A.	Barcelona (Spain)	60,200 €
Hydrocar Chile S.A.	Santiago (Chile)	20,000,000 Pesos
Aspiradores Industriales Soteco S.L.	Barcelona (Spain)	65,000 €
Soteco Benelux BVBA	Burcht (Belgium)	20,000 €

	Registered Offices	Share Capital
Western Floor Private Ltd	New Delhi (India)	10,000,000 Rupees
Euromop Brasil Holding Ltda	San Paolo (Brazil)	12,500,000 Real
Associates:		
Transfer Oil S.p.A.	Colorno (PR)	1,000,000 €
P.Z.B. Australia Pty Ltd	NSW (Australia)	500,000 $ Australian

Receivables

Financial receivables include an interest-free loan granted to Euromop Brasil Holding Ltda of €/000 6.

Financial receivables from others are mainly relative to prepayments on staff severance indemnity tax for a total of €/000 384, which fell by €/000 176 during the year, to life insurance policies for the employees of a US subsidiary for €/000 1,799 (€/000 1,892 in 2001), and to a loan of €/000 227 granted to our shareholding SCI Europa at a rate of 5%, which remained unchanged with respect to 2001.

Treasury stock

Treasury stock was acquired by the controlling company and corresponds, at 31 December 2002, to 8.71% of the share capital (7,218,551 shares). The average book value per share is € 4.15, which is higher than the market value. It is considered that this higher value will not be of a permanent nature, also in view of contingent difficulties on financial markets. For this reason it is not considered necessary to proceed with a write-down.

Concerning their possible use for the second stock option plan, which envisages their transfer to Group management at a price of € 0.52, at the moment there is no provision for their use, preferring to use newly issued shares as provided for by art. 2441, par. 8 of the Italian Civil Code and the above-mentioned resolutions of the shareholders' meetings. Furthermore, it should be noted that the third stock option plan envisages the sale of treasury stock to management at the higher amount of book value or market value; no form of write-down is therefore required.

Assets forming part of working capital

An analysis of working capital is included in the reclassified balance sheet shown in the supplementary statements.

The following table contains a breakdown of changes in net working capital:

	€/000
Net working capital at 31 December 2001	98,310
Exchange rate difference	(5,845)
Increase in net working capital during the year	4,349
Other non-monetary changes	(1,244)
Net working capital at 31 December 2002	95,570

Net operating working capital composed exclusively of trade receivables, inventories, and trade payables, generated liquidity of €/000 2,407. The increase is therefore due to the tax component

Inventories

The closing inventory was composed as follows:

	31/12/2002	31/12/2001
	€/000	€/000
Raw materials and supplies	35,956	32,872
Work in progress and semi-finished products	23,512	17,943
Finished products and goods	43,335	37,508
Advances	272	14
Total	*103,075*	*88,337*

The increase is due in the amount of approximately 50% to production in the consumer segment in the fourth quarter of 2002 to cover sales commitments relating to the initial months of 2003 in consideration of the substantial rise in volumes. In addition, the acquisition of IP Gansow led to a further increase in inventories in the amount of approximately 4.5 million euro

Closing inventories as at 31 December 2002 are net of the write-down provision of €/000 4,208, set up to take account of obsolete and slow-moving material.

Changes in the provision are as follows :

	2002	2001
	€/000	€/000
Opening provision	3,588	2,487
Allocation for the year	990	1,140
Utilisation for losses	(278)	(66)
Exchange rate difference	(92)	27
Closing provision	*4,208*	*3,588*

Receivables

Receivables of working capital can be analysed as follows:

Trade receivables

Trade receivables are made up as follows:

	31/12/2002	31/12/2001
	€/000	€/000
Trade receivables	93,057	92,230
Bad debt provision	(3,163)	(3,321)
Net trade receivables	*89,894*	*88,909*

Negative exchange rate differences on conversion arose in the amount of €/000 1,944. This resulted in an increase in trade receivables of €/000 2,929 (+3.3%), which was significantly lower than the increase in turnover, recorded at 15.7%.

Changes in value adjustments can be summarised as follows:

	2002 tax deductible allocations	2002 taxed allocations	Allocations for late payment interest	Total 2002	Total 2001
	€/000	€/000		€/000	€/000
Opening balance	1,115	2,206	-	3,321	2,355
Allocation for the year	883	487	24	1,394	2,255
Utilisation for losses	(498)	(1,027)	-	(1,525)	(1,333)
Exchange rate difference	(7)	(20)	-	(27)	11
Change to consolidation basis	-	-	-	-	33
Closing balance	*1,493*	*1,646*	*24*	*3,163*	*3,321*

There are no receivables falling due after more than 5 years.

Breakdown of receivables by currency:

US Dollars	13,852,150
Canadian Dollars	613,621
Yen	4,824,497
Singapore Dollars	214

Amounts receivable from and payable to Group companies

Amounts receivable from Group companies, originating in relations of a commercial nature governed by normal market conditions, are given in the Board of Directors' Report.

Accounts receivable from others

This item can be broken down as follows:

	31/12/2002	31/12/2001
	€/000	€/000
Receivables from the Inland Revenue for VAT	7,999	2,529
Deferred tax assets	6,299	7,346
Receivables from the Inland Revenue for income taxation	1,448	3,928
Other receivables from the Inland Revenue for taxes	55	76
Prepayments to suppliers	944	265
Receivables from social security institutions	218	68
Guarantee deposits receivable	447	231
Other third party receivables	1,643	749
Total receivables from others	*19,053*	*15,192*

The increase in VAT receivables is mainly due to the increase in sales in North America not subject to VAT in relation to which VAT bearing costs were sustained, having exhausted the resources of the credit line.

Receivables for deferred tax assets refer, in the amount of €/000 3,223 (€/000 5,071 at 31/12/2001) to prepaid taxes registered further to the elimination of the revaluation of plant, as described previously. The residual amount of these receivables relates to the taxed provisions (inventory write-down provision, bad debts provision and provision for risks and charges) entered in the financial statements of the consolidated companies, for the portion for which there exists a reasonable level of certainty of their recovery.

Cash on hand

We invite readers to refer to the cash flow statement for details of changes in this item. The balance includes €/000 5,201 of bank deposits in US dollars.

Accrued income and prepayments

This item can be broken down as follows:

	31/12/2002	31/12/2001
	€/000	€/000
Prepayment of the substitute tax on capital gains on the sale of investments	7,143	8,333
Deferred expenses on leasing instalments	63	218
Prepayment on non-competition agreement	532	887
Deferred expenses on insurance	158	137
Deferred expenses for maintenance and technical service fees	166	110
Other accrued income and prepayments	531	564
Total accrued income and prepayments	*8,593*	*10,249*

The deferred expense of substitute tax has already been commented on in the paragraph on the principles of consolidation. This amount is ascribed to the income statement in ten years, starting from 1999; therefore €/000 1,193 will reverse beyond 5 years.

The prepayment for the non-competition agreement refers to the portion not of economic competence, paid during 2001, of the amount assigned for this purpose and commented in the Board of Directors' Report.

Shareholders' equity

A summary of the changes made in the consolidated shareholders' equity accounts, with the reconciliation with the accounts emerging from the consolidated financial statements at 31 December 2000 and 2001, is given in the statement of changes in consolidated shareholders' equity included in the supplementary statements.

Share capital

Group Parent Company share capital is fully paid up and amounted, at 31 December 2002, to €/000 43,078 represented by 82,842,000 ordinary shares with a unit price of € 0.52.

During the year various option rights were exercised in execution of the stock option plan, leading to a capital increase of €/000 300 and an increase in the share-premium reserve of €/000 418.

In relation to the stock option plans, we refer you to the Board of Directors' Report.

The Extraordinary Shareholders' Meeting on 20 December 1999 approved the increase in capital by payment for a maximum total of €/000 884 by issuing at most 1,700,000 ordinary shares of nominal value € 0.52 that are to be offered at a price equal to their nominal value to employees of Interpump Group S.p.A. and its subsidiaries. At 31 December 2002 a total of 515,500 shares were subscribed relative to the first and second tranches. In February 2003 a further 234,000 shares were subscribed. The foregoing share capital increase will remain open in execution of the stock option plan until the end of 2004.

Share premium reserve

The reserve was increased by €/000 418 in relation to capital increases after exercising stock options.

Statutory reserves

These are reserves of the subsidiaries formed since their acquisition by Interpump Group at the time of allocation of the year's profits, net of the dividends subsequently withdrawn.

Minority shareholders' equity

This is the portion of consolidated shareholders' equity pertaining to minority shareholders of the consolidated subsidiaries. Changes in this item can be broken down as follows (amounts shown in €/000):

	Balance as as at 31/12/2001	Exchange rate differences	Dividends distributed to minority interests	Stakes acquired by the Group	Profit for the year relative to minority interests	Balance as at 31/12/2002
Sit S.p.A.	473	-	(113)	-	94	454
Unielectric S.p.A.	2,944	-	-	-	415	3,359
General Technology S.r.l.	323	-	-	-	(97)	226
General Pump Companies Inc.	1,867	(213)	-	(1,654)	-	-
Interpump Hydraulics Group	11,291	(1,093)	(823)	-	2,884	12,259
Interclean Assistance SA	787	-	(75)	(329)	13	396
Euromop S.p.A.	3,907	-	(490)	-	1,283	4,700
Ready System S.r.l.	640	-	-	-	108	748
Pulex S.r.l.	640	-	(359)	-	304	585
Portions of intra-group profits tied up in inventory	(84)	27	-	13	(47)	(91)
Total	*22,788*	*(1,279)*	*(1,860)*	*(1,970)*	*4,957*	*22,636*

Provisions for risks and charges

This item can be broken down as follows (amounts shown in thousands of euro):

	Balance at 31/12/2001	Exchange differences	Increases	Decreases	Reclassification	Change in consolidation basis	Balance at 31/12/2002
Retirement benefits	183	-	59	-	85	-	327
Provision for Agents' termination indemnity	466	-	81	(40)	-	-	507
Deferred taxes provision	5,778	(193)	494	(847)	-	-	5,232
Industrial restructuring provision	-	-	1,275	-	-	-	1,275
Product warranty provision	367	(39)	81	(130)	-	198	477
Provision for other Contingent liabilities	1,462	(28)	625	(466)	(85)	90	1,598
Provision for Group investment risks	387	-	78	(299)	-	-	166
Total provisions	*8,643*	*(260)*	*2,693*	*(1,782)*	-	*288*	*9,582*

Retirement benefits

Retirement benefits refer to the indemnity at the end of the mandate of directors of subsidiaries, allocated prior to acquisition by the Group.

Taxation

This provision includes allocations for deferred tax liabilities determined to take account of the tax effects of the consolidation adjustments mainly concerning the elimination of intra-group profits, the elimination of accelerated depreciation, and accounting for financial leasing contracts according to the so-called financial method. The provision also brings together allocations for deferred taxes payable relative to the payment awarded for the non-competition undertaking to a director, as illustrated in the Board of Directors' Report. This amount was accounted in accordance with its temporal competence, while in fiscal terms it has been deducted by cash in previous years.

With regard to the tax situation we draw your attention to the fact that the years up to 1996 are defined for the purposes of income taxes, while all years up to 1997 are defined for the purposes of VAT.

With regard to the inspection report of the Tax Authorities, announced in the annual financial statements as at 31/12/2001, we are pleased to inform you that the analysis carried out confirms the legitimacy of the work of the parent company as we had anticipated, so that no substantial liabilities have emerged.

Other

The Group investment risk provision refers to Aspiradores Industriales Soteco in the amount of €/000 97, commented on under investments, and €/000 69, which is the remainder of the provision accumulated in previous years for MecMarket.com, which was disposed of during the year and in relation to which there remain several potential liabilities in existence.

The industrial restructuring provision refers to the restructuring process of IP Gansow GmbH, which will involve the closure of the manufacturing facility in Bergkamen (Germany), and the consequent shifting of manufacturing work to outsourcers. The allocation takes account of the leaving indemnity to be disbursed to personnel who have left the company and the presumed losses on several machines earmarked for disposal. The restructuring process is aimed at improving production efficiency and it forms part of the overall strategy of reorganisation of the Floor Care segment in the Cleaning Sector.

The provision for other contingent liabilities refers to various situations of litigation or potential liabilities or undertakings estimated to be in existence among Group companies, of which €/000 517 referred to IP Gansow GmbH.

Staff severance indemnities

This item reflected the following changes:

	31/12/2002	31/12/2001
	€/000	€/000
Opening balance	13,379	12,156
Portion accrued during the year	3,325	2.953
Payments	(1,786)	(1,947)
Change to consolidation basis	-	217
Closing balance	*14,918*	*13,379*

Payables

Payables to banks

Accounts payable to banks are as follows:

	31/12/2002	31/12/2001
	€/000	€/000
Current portion of medium/long term financing	78,969	61,560
Current account overdrafts and advances	22,464	32,817
Total accounts payable to banks due within one year	*101,433*	*94,377*
Medium/long-term financing net of current portion	87,672	89,846
Total accounts payable to banks due after one year	*87,672*	*89,846*
Total accounts payable to banks	*189,105*	*184,223*
Of which payable to banks due after five years	*6,667*	*6,754*

Current account overdrafts and advances include €/000 6,818 of payables in US dollars and related to the payables of the two U.S. subsidiaries

The medium/long-term financing includes four loans issued by a pool of banks: one of €/000 34,430, classified in the current portion, one of €/000 25,822, of which €/000 5,165 classified in the current portion, one of €/000 20,000 and one of €/000 31,000. We also draw your attention to the fact that a total of €/000 39,596 was repaid in December 2002.

The medium/long-term bank pool loan of €/000 34,430 (originally €/000 103,292) was granted at the Euribor rate plus 0.30 by a pool of banks headed by Banco Popolare di Verona e Novara. Said loan is not backed by security. This loan will be fully repaid in December 2003.

The loan of €/000 25,822 (originally €/000 41,316) is linked to the Euribor rate plus + 0.30 and was granted by a pool of banks headed by Banco Popolare di Verona e Novara, coordinated by Gestielle Merchant Bank. This debt is not backed by security and is repayable in five residual annual fixed instalments as of December 2003.

The loan of €/000 20,000 is at the Euribor rate plus 0.65 and was granted by a pool of banks, once again headed by Banco Popolare di Verona e Novara. The loan is not backed by security and can be repaid in three equal annual instalments at 8/1/2006, 2007 and 2008. The loan forms part of a stand-by line of credit for a total amount of 60,000 €/000.

The loan of €/000 31,000 expires in June 2004 and it was organised by Banca Aletti at a rate of Euribor + an average spread of 0.45%. Also this loan is not secured by collateral.

The other loans amount to a total of €/000 55,389, of which €/000 39,374 due within one year, and are issued at normal market conditions. There are mortgages on real estate securing the above-mentioned loans for a sum of €/000 5,217. Of those loans, €/000 9,892 is in US Dollars and refers to the financing of the two US subsidiaries.

Interest rate hedging contracts have been stipulated to cover loans for €/000 60,252.

Payables to other financial institutions

This item is composed as follows:

	31/12/2002	31/12/2001
	€/000	€/000
Current portion of financial leasing payables	2,585	1,718
Interest-free payables to subsidiaries' shareholders	156	267
Others	27	-
Portion due within one year	*2,768*	*1,985*
Medium/long-term portion of financial leasing payables	25,332	11,856
Interest-free payables to subsidiaries' shareholders	161	-
Others	17	-
Portion due beyond one year	*25,510*	*11,856*
Total accounts payable to other financial institutions	*28,278*	*13,841*
Of which payable to other financial institutions due after five years	*12,410*	*4,661*

The accounts payable to subsidiaries' shareholders not bearing interest originate in contract agreements made at the time of acquiring the companies in question.

The increase in financial leasing payables is a consequence of the significant investments made in industrial buildings during the course of the year, which are discussed in the Board of Directors' Report.

Trade payables

The significant increase is related to the rise in turnover, with special reference to the consumer segment of the Cleaning Sector.

Payables in currency at 31 December 2002 are composed as follows:

US Dollars	3,084,002
Swiss Francs	14,189
GB Sterling	3,616
Yen	3,114,289
Norwegian Crowns	90,177
Swedish Crowns	3,298
Canadian Dollars	461
Singapore Dollars	202

Securities issued

The securities in question concern "Sabatini" financing of two subsidiaries.

Taxes payable

This item can be broken down as follows:

	31/12/2002 €/000	31/12/2001 €/000
Substitute tax	4,775	9,359
Inland Revenue for income tax	2,835	1,840
Inland revenue for VAT	108	279
IRPEF (personal income tax) subsitute tax to Inland revenue	1,986	1,764
Other	414	1,010
Total tax payables	*10,118*	*14,252*

The substitute tax refers to the capital gains made by the Parent Company with the sale of several investments to subsidiary Interpump Cleaning S.p.A..

Payables due to the Inland Revenue for income tax are net of prepayments and withholding taxes.

Other payables

This item can be broken down as follows:

	31/12/2002	31/12/2001
	€/000	€/000
Accounts payable to employees in respect of salaries and staff severance indemnities	3,368	3,262
Holidays accrued but not taken	2,213	1,734
Other payables to personnel	643	547
Payables related to the acquisition of investments	258	516
Other payables	2,418	1,643
Total other payables	*8,900*	*7,702*

Accrued expenses and deferred income

This item can be broken down as follows:

	31/12/2002	31/12/2001
	€/000	€/000
Accrued expenses for interest payable	893	1.273
Insurance policies	35	17
State capital grants	113	122
Other	633	457
Total accrued expenses and deferred income	*1,674*	*1,869*

MEMORANDUM ACCOUNTS

Memorandum accounts can be broken down as follows:

	31/12/2002	31/12/2001
	€/000	€/000
Collateral security granted	5,217	8,831
Guarantees obtained in respect of VAT refunds	14,675	12,992
Guarantees issued by third parties in favour of the sellers of investments	258	258
Guarantees issued to third parties to cover the sale of investments	1,214	1,214
Guarantees granted in favour of non-consolidated subsidiaries	-	299
Forward purchase commitments for raw materials	4,455	4,350
Commitments for forward currency contracts	47,509	21,447
Commitments to purchase fixed assets	1,882	5,214
Other minor commitments	1,425	1,141
Total	*76,635*	*55,746*

With regard to collateral security given we refer you to the details in the section regarding accounts payable to banks.

We also draw your attention to the following commitments for the purchase of minority shares of investments already controlled, on the basis of the results achieved by the companies concerned:

Company	Percentage to acquire	Timeframe
General Technology S.r.l.	22.5%	Approval of financial statements for 2001/2002/2003
Pulex S.r.l.	42%	Approval of financial statements for 2002/2003/2004
Interpump Hydraulics S.p.A.	20%	Approval of financial statements for 2002
Sit S.p.A.	5%	Approval of financial statements for 2003
Muncie Power Products Inc.	15.43%	Approval of financial statements for 2005

The commitment to purchase 7.5% of General Technology S.r.l., linked to the 2001 financial statements, was executed in January 2003, as illustrated in the heading covering events occurring after the end of the year in the Directors' Report.

INCOME STATEMENT

Before analysing the single items we remind you that in accordance with par. 1 of art. 2428 of the Italian Civil Code the comments on the general performance of costs and revenues are given in the Board of Directors' Report.

In addition, the analytical portrayal of positive and negative components of income in the Income Statement and the previous comments on the items of the balance sheet mean that the following comments need only focus on the main items.

Sales and other revenues

Revenues from the sale of goods and services

This item can be broken down as follows:

By business sector	31/12/2002 €/000	%	31/12/2001 €/000	%	% growth
Cleaning Sector	259,094	53	190,727	45	+35.8%
Hydraulic Sector	128,098	26	127,419	30	+0.5%
Industrial Sector	105,941	21	106,016	25	-0.1%
Other miscellaneous revenues	-	-	1,131	-	
Total	*493,133*	*100*	*425,293*	*100*	*+16.0%*

Revenues from the sale of goods and services have grown by 15.9%. The amount relative to 2001 includes revenues of 6 months generated by Hydroven S.r.l., classified in the Hydraulic Sector; the income statement of Hydroven S.r.l. was consolidated for the full 12 months in 2002. Moreover, unlike 2001, 2002 includes revenues from IP Gansow GmbH, whose income statement was consolidated for 10 months. The Board of Directors' Report contains a comparison on an equal consolidation basis, together with other revenues and income and a comment on the situation of the various business sectors.

By geographical area	31/12/2002 €/000	%	31/12/2001 €/000	%	% growth
Italy	118,832	24	118,771	28	+0.1%
Rest of Europe	163,080	33	139,143	33	+17.2%
North America	163,318	33	125,392	30	+30.2%
Pacific Area	23,177	5	19,098	5	+21.4%
Rest of the World	24,726	5	22,889	5	+8.0%
Total	*493,133*	*100*	*425,293*	*100*	*+16.0%*

Data for the 2001 were reclassified to ensure compliance with the new more rational classification system.

Other revenues and income

Other revenues and income are basically composed of miscellaneous charges to suppliers, chargebacks for packing, rent receivable, capital gains from the sale of fixed assets relating to routine administration, and contingent assets of a recurring nature.

Cost of production

Costs for raw materials, consumables and supplies

Totalling €/000 239,792, on an equal consolidation basis compared to 2001 this item was equal to €/000 232,598.

Costs for provision of services

These costs are detailed as follows (amounts shown in €/000):

	31/12/2002	31/12/2001
	€/000	€/000
Electricity, water, gas	3,149	3,046
Telephone	1,461	1,316
Outsourcing	35,142	20,603
Expenses related to stock market listing	309	401
Consultancy	3,527	2,394
Price lists and catalogues	603	402
Interim work	6,014	2,771
Miscellaneous services	2,102	1,536
Maintenance and repairs	3,763	3,448
Transport	5,841	4,604
Commissions	7,709	5,623
Travel expenses	2,303	1,948
Advertising, trade fairs and exhibitions	3,679	3,436
Directors' remuneration	4,304	3,469
Statutory Auditors' remuneration	348	293
Insurance policies	3,998	2,964
Sundry industrial costs	1,749	2,426
Miscellaneous costs	5,323	4,822
Total costs for services	*91,324*	*65,502*

On an equal consolidation basis with respect to 2001, costs for provision of services totalled €/000 88,084, a figure that reflects an increase of 34.5%. 2002 was characterised by a significant increase in the consumer segment of the cleaning sector. As discussed in greater detail in the Board of Directors' report to which we invite you to refer, management decided it was preferable to support this increase in sales with variable costs thereby avoiding the inflexibility associated with fixed overheads; this

strategy explains the increase in costs for outsourcing and interim work. Also, the increase in turnover led to higher charges for transport and commissions.

We draw your attention to the fact that the amount of remuneration payable to Directors and Statutory Auditors of the holding company Interpump Group S.p.A. for the execution of their functions also in other companies included in the consolidation area, was respectively €/000 396 and €/000 70, as illustrated by the detailed analysis given in the supplementary note of the Parent Company.

Personnel costs

The cost of labour, excluding capitalised research costs, was €/000 88,262 in the year ending on 31 December 2002 (€/000 81,917 on an equal consolidation basis) and €/000 77,394 as at 31 December 2001 (again net of capitalisations), with an increase of 5.8% on an equal consolidation basis, due to an increase of the average number of employees, as explained in full in the Board of Directors' Report.

The average number of employees, taking into account dates of hiring and dates of departure, was as shown in the following table:

	Average employment 2002	Average employment 2001
Executives	59	51
White collar	748	674
Blue collar	1,661	1,488
Total average workforce	*2,468*	*2,213*

On an equal consolidation basis the average number of jobs were higher by 117.

The mean per-capita cost, taking account of the period of consolidation of the newly consolidated companies, amounts to €/000 35.8. The per-capita cost of labour on an equal consolidation basis totalled €/000 35.2 (€/000 35.3 in 2001).

Employees at 31/12/2002 numbered 2,503 .

Sundry operating costs

This item can be broken down as follows:

	31/12/2002 €/000	31/12/2001 €/000
Entertainment expenses and gratuities	489	468
Association dues	222	246
Miscellaneous indirect taxes	862	974
Other	1,915	1,795
Total	*3,488*	*3,483*

On an equal consolidation basis compared to 2001, miscellaneous operating costs would have amounted to €/000 3,429.

Financial income and expenses

Financial income

Financial income refers principally to interest receivable on bank current accounts for €/000 857 (€/000 1,494 in 2002) and exchange rate gains for €/000 3,296 (€/000 1,441 in 2001).

Exchange rate gains for 2002 regard, in the amount of €/000 1,144, the valuation of hedging contracts covering transactions in foreign currency, not yet linked to the respective transactions which are expected to emerge during the course of 2003, for which the market valuation has been adopted as more fully illustrated in the heading describing the accounting principles; and, in the amount of €/000 418, the profit generated further to the termination, at its natural expiry date, of the hedging contract covering a loan in US dollars granted by the Parent company to a US subsidiary. For the residual amount these sums mainly refer to the hedging exchange rate of commercial transactions that took place in 2002 and the spot exchange rate at the date of execution of the relative operations, at which the transactions are recorded in the accounts as required by fiscal legislation. Currency exchange gains for 2001 refer in the amount of €/000 771 to the conversion of loans granted to US subsidiaries at the hedging forward exchange, with the residual amount referred to the difference between the hedging exchange rate of commercial transactions and the spot rate in force on the date of the relative operations. During the course of 2002 part of intra-group loans in US dollars (2 million dollars) was refunded, while it was decided not to renew the hedging for the residual amount of 3 million dollars falling due over the long term.

Interest and other financial charges

This item can be broken down as follows:

	31/12/2002	31/12/2001
	€/000	€/000
Interest expense on amounts payable to banks in the short term	955	1,117
Interest expense on medium/long-term financing	7,613	10,700
Interest expense re. Sabatini law	12	24
Interest expense in respect of leasing	845	240
Financial discounts granted to clients	1,623	1,798
Fees and expenses for guarantees	207	83
Foreign exchange losses	2,431	1,230
Other	32	369
Total interest and other financial charges	*13,718*	*15,561*

The decrease in interest payable is due to a reduction in lending interest rates and in the average level of annual borrowing.

Foreign exchange losses mainly relate to differences between the hedging exchange rate applicable to the commercial transactions in foreign currencies and the spot value in force on the date of the relative operation. In addition, the figure of €/000 496 refers to the conversion loss of the loan to a subsidiary company at the exchange rate in force at year end. This loss is largely offset by a currency exchange gain of €/000 418 recorded in financial proceeds and relative to the cancellations of the relative hedging contracts discussed above.

Adjustments made to financial assets values

This item includes the adjustments in value of investments in non-consolidated subsidiaries and in associates to reconcile with the net equity method.

Extraordinary income and charges

This item can be broken down as follows:

	31/12/2002	31/12/2001
Income:	€/000	€/000
Capital gains from stock option waivers	-	835
Recovery of taxes for prior financial periods	568	57
Other extraordinary income	502	430
Total extraordinary income	1,070	1,322
Charges:		
Capital losses on disposals	-	16
Taxes relating to previous years	101	68
Leaving incentives	66	705
Allocation to the industrial reorganisation provision	1,275	-
Allocation for other potential liabilities	160	227
Other extraordinary charges	628	474
Total extraordinary charges	2,230	1,490

The allocation to the industrial restructuring provision is discussed under the other risks and charges provisions and is referred to IP Gansow GmbH. The allocation for other potential liabilities concerns other presumed losses of IP Gansow that are not relative to operational management.

Other extraordinary expenses refer, in the amount of €/000 387, to other non-recurring costs sustained in 2002 for the reorganisation of Gansow.

Taxes

The effective fiscal burden of the year was some 8.6 percentage points higher than in 2001, also due to provisions issued in December 2002 by the Italian tax authorities. The Group has benefited, as in 2001, from the facilitations provided by the so-called Tremonti law on investments, with respect to the previously discussed expenditure on industrial buildings.

Later events

No events have occurred since 31 December 2002 such as to make the current consolidated state of assets and liabilities substantially different from that shown in the consolidated balance sheet on that date or to require adjustments or supplementary notes to the consolidated financial statements.

The reader is referred to the Board of Directors' Report for remarks on events occurring since 31 December 2002.

Supplementary statements

Consolidated Cash Flow Statements

Statement of changes in consolidated shareholders' equity accounts

Reclassified consolidated balance sheets

Reclassified consolidated income statements

CONSOLIDATED CASH FLOW STATEMENTS

(amounts expressed in €/000)	*31/12/2002*	*31/12/2001*
Net profit for the period	21,085	21,433
Minority profits	4,957	5,786
Non cash items :		
Amortisation and depreciation of intangible and tangible fixed assets	25,192	23,414
Changes in staff severance indemnities	1,539	1,006
Changes in provision for deferred taxation, net of deferred tax assets	1,814	(3,903)
Losses (profits) of non-consolidated equity investments	(219)	1,207
Losses (gains) from sales of fixed assets	(138)	(1,069)
Exchange rate (profit) loss on intergroup financing and receivables	496	(189)
Change in other provisions	1,186	(363)
Cash flow from operations	*55,912*	*47,322*
Cash flow obtained (used) through (in) net operating working capital	(4,349)	(3,683)
Operating cash flow generated	*51,563*	*43,639*
Investing activities		
Increase in tangible fixed assets	(30,237)	(24,389)
Increase in intangible fixed assets	(4,323)	(2,827)
Net acquisitions of equity investments and lines of business	(7,707)	(3,793)
Change in payables related to the acquisition of equity investments	(258)	(2,522)
Purchase of treasury stock	(4,241)	(1,860)
Proceeds from sales of fixed assets	201	2,936
Other changes	1,323	609
Total cash flow used in investing activities	*(45,242)*	*(31,846)*
Financing activities		
Increase in (repayment of) medium/long-term loans	31,243	(30,381)
Increase in (repayment of) shareholder loans	50	(253)
Collection (increase) of (in) medium/long-term financial receivables	181	(772)
Increase in share capital	718	444
Dividends collected from companies not fully consolidated	436	147
Dividends paid	(9,501)	(8,904)
Total cash flow obtained through (used in) financing activities	*23,127*	*(39,719)*
Total cash flow generated (used)	29,448	(27,926)

CONSOLIDATED CASH FLOW STATEMENTS

(amounts expressed in €/000)	*31/12/2002*	*31/12/2001*
Net cash and cash equivalents at the beginning of the period	(10,909)	17,883
Adjustment :		
Opening net cash and cash equivalents (debt) of companies not consolidated in the prior period	25	(477)
Net cash and cash equivalents at the beginning of the year	(10,884)	17,406
Cash flow generated (used)	29,448	(27,926)
Exchange rate differences	1,037	(389)
Net cash and cash equivalents at the end of the period	*19,601*	*(10,909)*

Net cash and cash equivalents can be broken down as follows :

Cash on hand and securities	42,958	23,181
Payables to banks due within one year	(101,433)	(94,377)
Adjustments: current portion of medium term loans	78,969	61,560
Accrued interest	(893)	(1,273)
Net cash and cash equivalents	*19,601*	*(10,909)*

STATEMENT OF CHANGES IN GROUP SHAREHOLDERS' EQUITY ACCOUNTS

(amounts shown in €/000)	Share capital	Legal reserve	Share premium reserve	Reserve for treasury stock in portfolio	Currency translation differences reserve	Other reserves & retained earnings	Profit for the year	Total
Balances as at 31 December 2000	*42,630*	*8,687*	*29,192*	*23,866*	*1,162*	*19,444*	*19,016*	*143,997*
Increase in capital underwritten on 28/02/2001 for stock options	73	-	-	-	-	-	-	73
Distribution of dividends	-	-	-	-	-	-	(6,648)	(6,648)
Allocation of 2000 residual profits	-	-	-	-	-	12,368	(12,368)	-
Increase in subscribed capital on 20/07/2001 for stock options	74	-	292	-	-	-	-	366
Increase in capital underwritten on 20/10/2001 for stock options	1	-	4	-	-	-	-	5
Exchange differences on the translation of foreign companies' financial statements	-	-	-	-	768	-	-	768
Increase of reserve for treasury stock held	-	-	-	1,860	-	(1,860)	-	-
Profit for the year 2001	-	-	-	-	-	-	21,433	21,433
Balances as at 31 December 2001	*42,778*	*8,687*	*29,488*	*25,726*	*1,930*	*29,952*	*21,433*	*159,994*
Increase in capital underwritten on 18/01/2002 for stock options	71	-	280	-	-	-	-	351
Increase in capital underwritten on 28/02/2002 for stock options	74	-	-	-	-	-	-	74
Distribution of dividends	-	-	-	-	-	-	(7,641)	(7,641)
Allocation of remaining profits	-	-	-	-	-	13,792	(13,792)	-
Deliberation of the Shareholders' Meeting of 16/04/2002	-	60	(60)	-	-	-	-	-
Increase in capital underwritten on 19/04/2002 for stock options	12	-	46	-	-	-	-	58
Increase in capital underwritten on 31/05/2002 for stock options	120	-	-	-	-	-	-	120

STATEMENT OF CHANGES IN GROUP SHAREHOLDERS' EQUITY ACCOUNTS

(amounts shown in €/000)	Share capital	Legal reserve	Share premium reserve	Reserve for treasury stock in portfolio	Currency translation differences reserve	Other reserves & retained earnings	Profit for the year	Total
Increase in capital underwritten on 18/10/2002 for stock options	23	-	92	-	-	-	-	115
Increase of reserve for treasury stock held	-	-	-	4,241	-	(4,241)	-	-
Exchange differences on the translation of foreign companies' financial statements	-	-	-	-	(3,450)	-	-	(3,450)
Net profit for the period	-	-	-	-	-	-	21.085	21,085
Other changes	-	-	-	-	-	20	-	20
Balances at 31 December 2002	43,078	8,747	29,846	29,967	(1,520)	39,523	21,085	170,726

RECLASSIFIED CONSOLIDATED BALANCE SHEETS

(amounts expressed in €/000)	*31/12/2002*		*31/12/2001*	
Trade receivables	92,379		90,371	
Inventories	103,075		88,337	
Prepayments and accrued income within one year	2,410		2,232	
Other receivables, net of deferred tax assets	11,769		7,043	
Trade payables	(92,741)		(68,768)	
Tax payables within one year	(7,731)		(9,477)	
Other current payables net of payables for the purchase of investments	(12,810)		(10,832)	
Accrued expenses, net of interest charges	(781)		(596)	
Net working capital	*95,570*	*25.9%*	*98,310*	*27.4%*
Tangible fixed assets	104,504		88,783	
Goodwill	134,093		140,238	
Treasury stock	29,967		25,726	
Other financial fixed assets	10,233		10,792	
Other non current assets	22,046		22,899	
Provisions	(9,582)		(8,643)	
Staff severance indemnities	(14,918)		(13,379)	
Payables for acquisition of investments	(258)		(516)	
Other non current liabilities	(2,885)		(4,999)	
Total net fixed assets	*273,200*	*74.1%*	*260,901*	*72.6%*
Total capital employed	*368,770*	*100.0%*	*359,211*	*100.0%*
Financed by:				
Share Capital	43,078		42,778	
Retained earnings	106,563		95,783	
Profit for the period	21,085		21,433	
Total shareholders' equity for the Group	170,726		159,994	
Minority interests	22,636		22,788	
Total consolidated shareholders' equity	*193,362*	*52.4%*	*182,782*	*50.9%*
Cash and cash equivalents on hand	(42,958)		(23,181)	
Short-term payables to banks for advances and current account overdrafts	22,464		32,817	
Current portion of medium/long term financing	81,820		63,728	
Accrued interest	893		1,273	
Total short-term financial indebtedness	62,219		74,637	
Medium/long-term financing	113,189		101,792	
Total net indebtedness	*175,408*	*47.6%*	*176,429*	*49.1%*
Total sources of financing	*368,770*	*100.0%*	*359,211*	*100.0%*

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS

(amounts expressed in €/000)	*31/12/2002*		*31/12/2001*	
Net consolidated revenues	492,939	*100.0%*	426,075	*100.0%*
Purchases, net of changes in inventories	(219,165)		(192,744)	
Gross industrial margin	*273,774*	*55.5%*	*233,331*	*54.8%*
Personnel expenses	(88,262)		(77,394)	
Other operating costs	(100,988)		(74,623)	
Gross operating profit	*84,524*	*17.1%*	*81,314*	*19.1%*
Operating depreciation and amortisation	(15,316)		(13,762)	
Operating profit	*69,208*	*14.0%*	*67,552*	*15.9%*
Amortisation of goodwill	(9,524)		(9,348)	
Amortisation of the consolidation difference allocated to buildings	(208)		(208)	
Financial income (charges), net	(7,586)		(10,515)	
Financial discounts granted to customers	(1,623)		(1,798)	
Adjustment of value of investments according to the equity method and adjustments of financial assets	211		(1,207)	
Extraordinary income (charges), net	(1,160)		(168)	
Profit before taxes and minority interests	*49,318*	*10.0%*	*44,308*	*10.4%*
Income taxes	(23,276)		(17,089)	
Net profit before minority interests	*26,042*	*5.3%*	*27,219*	*6.4%*
Minority interests	(4,957)		(5,786)	
Consolidated net profit for the year	*21,085*	*4.3%*	*21,433*	*5.0%*

Annex A

Interpump Group business sector information
(amounts shown in €/000)

	Cleaning		Hydraulic		Industrial		Other		Eliminations		Interpump Group	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Net revenues outside the Group	258,946	190,727	128,098	127,419	103,445	104,286	2,450	3,643		-		
Sales between sectors	306	171	-	-	20,920	14,779	-	-	(21,226)	(14,950)		
Total net revenues	259,252	190,898	128,098	127,419	124,365	119,065	2,450	3,643	(21,226)	(14,950)	492,939	426,075
Purchases, net of changes in inventories	(113,825)	(86,631)	(59,474)	(59,388)	(53,960)	(53,103)	(453)	(198)	8,547	6,576	(219,165)	(192,744)
Gross industrial margin	**145,427**	**104,267**	**68,624**	**68,031**	**70,405**	**65,962**	**1,997**	**3,445**	**(12,679)**	**(8,374)**	**273,774**	**233,331**
% of net revenue	*56.1%*	*54.6%*	*53.6%*	*53.4%*	*56.6%*	*55.4%*					*55.5%*	*54.8%*
Personnel expenses	(40,558)	(31,853)	(25,047)	(24,311)	(22,657)	(21,230)	-	-			(88,262)	(77,394)
Other operating costs	(71,824)	(42,819)	(18,495)	(18,963)	(23,348)	(21,215)	-	-	12,679	8,374	(100,988)	(74,623)
Gross operating profit (EBITDA)	**33,045**	**29,595**	**25,082**	**24,757**	**24,400**	**23,517**	**1,997**	**3,445**	-	-	**84,524**	**81,314**
% of net revenue	*12.7%*	*15.5%*	*19.6%*	*19.4%*	*19.6%*	*19.8%*					*17.1%*	*19.1%*
Operating depreciation and amortisation	(7,051)	(5,435)	(3,925)	(4,169)	(4,340)	(4,158)	-	-			(15,316)	(13,762)
Operating profit (EBIT)	**25,994**	**24,160**	**21,157**	**20,588**	**20,060**	**19,359**	**1,997**	**3,445**			**69,208**	**67,552**
% of net revenue	*10.0%*	*12.7%*	*16.5%*	*16.2%*	*16.1%*	*16.3%*					*14.0%*	*15.9%*
Profit from investments valued according to the net equity method	(66)	(785)	242	70	35	(492)	-	-			211	(1,207)
Amortisation of the consolidation difference attributed to buildings	-	-	(208)	(208)	-	-	-	-			(208)	(208)
Amortisation of goodwill	(5,900)	(5,856)	(1,101)	(1,069)	(2,523)	(2,423)	-	-			(9,524)	(9,348)
Profit by sector	20,028	17,519	20,090	19,381	17,572	16,444	1,997	3,445			59,687	56,789
Net financial charges											(9,209)	(12,313)
Extraordinary income (charges), net											(1,160)	(168)
Pretax profit											49,318	44,308
Income taxes											(23,276)	(17,089)
Minority interests											(4,957)	(5,786)
Net profit											21,085	21,433

Annex A

Further Information
(amounts shown in €/000)

	Cleaning		Hydraulic		Industrial		Other		Eliminations		Interpump Group	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Assets by sector	259,598	220,177	109,761	115,535	118,282	118,791	-	-	(7,132)	(3,808)	480,509	450,695
Cash, bank current accounts and securities											42,958	23,181
Treasury stock											29,967	25,726
Total assets											553,434	499,602
Liabilities by sector	88,948	59,578	26,681	26,128	33,570	35,097	-	-	(7,493)	(3,593)	141,706	117,210
Financing											218,366	199,610
Total liabilities											360,072	316,820
OTHER INFORMATION RELATING TO THE YEAR												
Investments in fixed assets	25,413	18,636	2,987	3,876	6,160	4,705						
Depreciation	12,951	11,291	5,234	5,446	6,863	6,581						
Other non-monetary costs	821	663	207	(39)	511	327						
ROCE for the sector*	15.2%	15.0%	25.5%	23.0%	23.7%	23.1%						

* = (Sector operating profit/assets minus sector liabilities)

Criteria used for sector information

The criteria used to break down revenues, costs, assets and liabilities are set down below.

The values of components and products transferred between sectors are generally equivalent to the effective sale prices between Group companies, which are equivalent to the prices applied to top customers. Only the Parent Company operates in two sectors: Industrial and Cleaning. In this case, the transfer values correspond to the best customer selling price.

Allocated operating costs include:

- purchases net of changes in inventories;
- personnel costs;
- external manufacturing expenses;
- amortisation and depreciation;
- other operating costs.

Amortisation of goodwill and the consolidation differences allocated to buildings was included in the sector result after operating profit, in line with the reclassified consolidated income statement.

Also profits of non-consolidated subsidiaries and associates were assigned to sectors after operating profit.

For the Parent Company, which is active in two business sectors, the allocation of costs was performed with the following criteria:

- purchase, labour and outsourcing costs were allocated on a specific basis determined with reference to the bills of materials of the products making up the two business areas;
- amortisation and depreciation were allocated on the basis of production time referred to each sector, taking into consideration several plants where production is focused on a single sector;
- energy consumption and other industrial costs were allocated on the basis of hours of production referring to each sector;
- sales commissions, sales transport, and commercial salaries were allocated on the basis of sales revenues;
- costs for trade fairs and exhibitions and for design salaries were divided into equal parts between the sectors, because the amounts are indiscriminately referred to both sectors; consequently, the criterion for allocation adopted is deemed to be the most appropriate;
- other operating costs were allocated in proportion to net revenues.

Assets and liabilities allocated to individual sectors include all assets and liabilities except for the financial items specified in the statement.

Goodwill and the consolidation difference allocated to buildings were attributed to the sectors in accordance with the portions effectively paid in relation to each sector.

For the Parent Company, which operates in more than one sector, assets and liabilities were allocated in line with the criteria followed for the allocation of the revenues and costs that generated them, specifically:

- trade receivables were allocated on the basis of sales revenues, there being no significant differences in terms of collection days between the various sectors;
- for the same reason, trade payables were allocated on the basis of the purchase cost net of changes in inventories, costs for outsourcing, energy consumption and other external industrial costs;
- inventories were allocated on the basis of the incidence of direct and indirect production costs;
- tangible fixed assets were allocated specifically in the case of plants dedicated to production in a single sector and on the basis of production hours referred to each sector in the case of plants engaged in production in more than one sector. It should be noted that because of the existence of several production lines used alternately for several different sectors in response to changing market demands rather than being specifically dedicated to a single sector, the attribution of tangible fixed assets and the relative depreciation tends to vary year by year in accordance with the production levels of each sector;
- goodwill was assigned to the sectors according to sales revenues of the various sectors at the time of the acquisition that generated the goodwill amount;
- payables to personnel and severance indemnity were allocated in line with the criteria followed for the allocation of personnel costs.

Investments valued according to the net equity method in the consolidated financial statements were divided by sector as follows:

Industrial Sector	Cleaning Sector	Hydraulic Sector
Transfer Oil S.p.A.	Soteco Benelux BVBA S.p.r.l.	Hydrocar Chile S.A.
	Portotecnica S.A.	PZB Australia Pty Ltd
	Western Floor Private Ltd	
	Aspiradores Industriales Soteco S.L.	
	IP Cleaning Holding S.r.l.	
	Euromop Brasil Holding Ltda	

Annex B

Intangible fixed assets
(amounts expressed in €/000)

		Opening value	Exchange differences	Increases	Decreases	Reclassification	Change in the consolidation basis	Closing value
Start-up and capital costs	Cost	938	-	236	(38)	17	-	1,153
	Accumulated Amortisation	581	-	201	(38)	11	-	755
	Net Value	*357*	-	*35*	-	*6*	-	*398*
Research, development and advertising costs	Cost	4,042	-	2,494	(36)	(17)	-	6,483
	Accumulated Amortisation	1,308	-	1,341	(36)	(11)	-	2,602
	Net Value	*2,734*	-	*1,153*	-	*(6)*	-	*3,881*
Industrial patents and intellectual property rights	Cost	665	(15)	161	(11)	(72)	-	728
	Accumulated Amortisation	435	(2)	114	(10)	(69)	-	468
	Net Value	*230*	*(13)*	*47*	*(1)*	*(3)*	-	*260*
Concessions, licences, trade marks and similar rights	Cost	1,784	(11)	646	(6)	14	601	3,028
	Accumulated Amortisation	1,114	(1)	480	(5)	11	-	1,599
	Net Value	*670*	*(10)*	*166*	*(1)*	*3*	*601*	*1,429*
Goodwill	Cost	180,510	-	2,037	-	-	1,342	183,889
	Accumulated Amortisation	40,272	-	9,524	-	-	-	49,796
	Net Value	*140,238*	-	*(7,487)*	-	-	*1,342*	*134,093*
Assets under construction and advances	Cost	19	-	55	(2)	-	-	72
	Net Value	*19*	-	*55*	*(2)*	-	-	*72*
Other investments	Cost	5,495	(320)	732	(98)	-	-	5,809
	Accumulated Amortisation	2,794	(102)	712	(97)	-	-	3,307
	Net Value	*2.701*	*(218)*	*20*	*(1)*	-	-	*2,502*
Total intangible fixed assets	Cost	193,453	(346)	6,361	(191)	(58)	1,943	201,162
	Accumulated Amortisation	46,504	(105)	12,372	(186)	(58)	-	58,527
	Net Value	*146,949*	*(241)*	*(6,011)*	*(5)*	-	*1,943*	*142,635*

Annex C

Tangible fixed assets
(amounts shown in €/000)

		Opening value	Exchange differences	Increases	Decreases	Reclassification	Change in the consolidation basis	Closing value
Land and buildings	Cost	51,481	(778)	6,850	(15)	14,501	-	72,039
	Revaluations	3,630	-	-	-	-	-	3,630
	Accumulated depreciation	15,409	(410)	2,037	(6)	(36)	-	16,994
	Accumulated depreciation of revaluations	1,551	-	86	-	36	-	1,673
	Net Value	*38,151*	*(368)*	*4,727*	*(9)*	*14,501*	-	*57,002*
Plant and machinery	Cost	60,138	(1,539)	3,597	(237)	1,841	280	64,080
	Accumulated depreciation	37,885	(709)	4,847	(229)	-	-	41,794
	Net Value	*22,253*	*(830)*	*(1,250)*	*(8)*	*1,841*	*280*	*22,286*
Industrial and commercial equipment	Cost	37,864	(963)	4,734	(46)	142	-	41,731
	Accumulated depreciation	29,627	(591)	3,553	(46)	-	-	32,543
	Net Value	*8,237*	*(372)*	*1,181*	-	*142*	-	*9,188*
Other assets	Cost	19,525	(1,074)	1,740	(805)	(14)	110	19,482
	Accumulated depreciation	13,102	(717)	2,297	(764)	(56)	-	13,862
	Net Value	*6,423*	*(357)*	*(557)*	*(41)*	*42*	*110*	*5,620*
Assets under construction and advances	Cost	13,719	(102)	13,317	-	(16,526)	-	10,408
	Net Value	*13,719*	*(102)*	*13,317*	-	*(16,526)*	-	*10,408*
Total tangible fixed assets	Cost	182,727	(4,456)	30,238	(1,103)	(56)	390	207,740
	Revaluations	3,630	-	-	-	-	-	3,630
	Accumulated depreciation	96,023	(2,427)	12,734	(1,045)	(92)	-	105,193
	Accumulated depreciation of revaluations	1,551	-	86	-	36	-	1,673
	Net Value	*88,783*	*(2,029)*	*17,418*	*(58)*	-	*390*	*104,504*

Report of the Board of Statutory Auditors on the consolidated financial statements of Interpump Group at 31.12.2002.

Shareholders,

The consolidated financial statements of Interpump Group S.p.A. for the year 2002 that are placed at your disposal show a profit, net of amounts due to minority shareholders, of €/000 21,085.

The financial statements have been communicated to us within the terms of the law together with the board of directors' report, and are drawn up in conformity with the requirements of Legislative Decree D. Lgs 9-4-1991 no. 127.

The checks also made by KPMG S.p.A., appointed for the audit, have led us to ascertain that the values given in the financial statements tally with the accounts of the Parent Company, the Subsidiaries' annual financial statements, and the information these latter have formally communicated.

Said financial statements, transmitted by the Subsidiaries to the Parent Company for the purposes of preparing the consolidated financial statements, drawn up by their relevant company functions, have been examined by the bodies responsible for auditing the individual companies and by the independent auditing company within the framework of the procedures followed for the audit of the consolidated financial statements. Said financial statements have therefore not been checked by the Board of Auditors.

The determination of the consolidation basis and the choice of the principles of consolidation of the investments and of the procedures used for this purpose meet the requirements of Legislative Decree D. Lgs. 9-4-1991 no. 127. The formation of the consolidated financial statements is therefore to be considered technically correct and in conformity with the specific regulations.

The board of directors' report provides an appropriate illustration of the economic, financial and equity situation, performance throughout 2002 and developments since the close of the year of the companies that are subject to consolidation.

The examination we carried out showed they are consistent with the consolidated financial statements.

S. Ilario d'Enza, 25 March 2003

Statutory Auditors

Enrico Cervellera

Maurizio Salom

Antonio Zini

Revisione e organizzazione contabile

KPMG S.p.A.
Via Passarotti 6
40128 BOLOGNA BO

Telefono (051) 6311975
Telefax (051) 6311912

(Translation from the Italian original which remains the definitive version)

Report of the auditors in accordance with article 156 of legislative decree no. 58 of 24 February 1998

To the shareholders of
Interpump Group S.p.A.

1 We have audited the consolidated financial statements of Interpump Group S.p.A. and subsidiary companies (Interpump Group) as at and for the year ended 31 December 2002. These consolidated financial statements are the responsibility of the parent company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for Listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Reference should be made to the report dated 18 March 2002 for our opinion on the prior year figures which are presented for comparative purposes as required by law.

3 In our opinion, the consolidated financial statements of Interpump Group as at and for the year ended 31 December 2002 comply with the Italian regulations governing their preparation; therefore they are clearly stated and give a true and fair view of the financial position and results of the group.

Bologna, 18 March 2003

KPMG S.p.A.

(Signed on the original)

Luca Ferranti
Director of Audit

Report of the Board of Directors of Interpump Group S.p.A. at 31 December 2002

INTERPUMP GROUP S.p.A.
Registered Office: S. Ilario d'Enza (RE)
Via E. Fermi, 25
Share Capital: € 43,077,840 fully paid up
Reggio Emilia Court - Company Register no. 117217
Tax code number 11666900151
VAT number 01682900350

Board of Directors' Report for the year closed at 31 December 2002

The year to 31 December 2002 closed with a net profit of 10.3 million euro reflecting an increase of 8.3% compared to the 2001 figure of 9.5 million euro. As in previous years, the operations of Interpump Group S.p.A. consisted, in addition to ordinary industrial activities, in the drive to optimise the Group's financial flows, and in research activities and the selection of equity investments to acquire with the aim of accelerating the Group's expansion, despite a difficult international economic cycle. Since 1996, the year in which the Group was first listed on the Stock Exchange, a total of eleven acquisitions have been successfully concluded.

During the course of the previous year plant and machinery were revalued in application of Italian law 342/2000. As an effect of the revaluations, depreciation for the year 2002 was 2.3 million euro higher (2.4 million euro in 2001). Consequently, to fully understand the figures in the income statement, it must be noted that operating profit for 2002 is reduced in the amount of 2.3 million euro (2.4 million euro in 2001) to take into account the foregoing revaluation, while net profit for the year 2002 was reduced by 1.4 million euro net of the fiscal effect (1.4 million euro also in 2001).

Furthermore, for the purposes of fair comparison, we point out that in 2002 dividends were collected from subsidiaries for a total of 8.8 million euro (10.5 million euro in 2001) and write-downs of investments were carried out for 2 million euro (5.8 million euro in 2001) for the reasons given in the supplementary note.

1 Profitability

The comments given here refer to the reclassified financial statements included in the supplementary statements.

Interpump Group S.p.A. generated net revenues of 61.4 million euro (2001: 61.7 million euro).

An analysis by sector and by geographical area of revenues from sales and services, omitting all other sources of revenues, is given in the commentary of this item in the supplementary note.

Specifically, the Industrial Sector generated turnover of 46.4 million euro, up by 3.2% with respect to the previous year (44.9 million euro).

The Cleaning Sector achieved turnover of 14.3 million euro, easing 4.2% against sales in the previous year (14.9 million euro).

The gross industrial margin was 0.6 percentage points higher than in 2001.

Gross operating profit (EBITDA) was down 0.9 percentage points compared to 2001, largely because of the higher consultancy costs sustained in 2002.

Personnel costs were up 2% against 2001. The average number of employees for the year fell by eight, while the per-capita cost rose by 4.4%.

Other operating costs increased by 5.5%, mainly as a result of the higher consultancy costs mentioned earlier.

Operating profit for the year, totalling 14.6 million euro (15.5 million euro in 2001) was affected by the higher consultancy costs, which can be considered to be non-recurring.

Non-operating components of revenue include:

- amortisation of goodwill for 2.6 million euro, referred to the amortisation of merger deficits originating in previous years;
- accelerated depreciation posted with the sole aim of obtaining the relative tax benefits;
- dividends received from equity investments and the relative tax credits;
- net financial charges, which were lower in the amount of 0.8 million euro in 2002, due to the lower average interest rate and a lower average level of borrowing;
- the write-downs of investments described in the supplementary note.
- the extraordinary income described in the supplementary note.

2 Capital expenditure

Capital expenditure in tangible fixed assets stood at 1.4 million euro (1.8 million euro in 2001) and is related to the normal renewal and modernisation of plant and equipment.

Minority shares were acquired during the year in already controlled equity investments against a total outlay of 3.9 million euro, described in detail in the supplementary note and commented on, from a strategic and operative point of view, in the Board of Directors' Report accompanying the Group's consolidated financial statements.

2002 also saw the purchase of treasury stock for 4.2 million euro.

3 Financing

Net financial indebtedness as at 31 December 2002 fell to 79.0 million euro (85.8 million euro at 31/12/2001), including the indebtedness necessary for the granting of loans to subsidiaries for 41.4 million euro. The following table provides confirmation of the company's ability to generate liquidity:

	2002 €/000	2001 €/000
Opening net cash position	*(85,848)*	*(97,843)*
Cash flow from operations	11,326	12,518
Decrease (increase) in net working capital	(870)	(5,267)
Investments in tangible fixed assets and suspended costs in intangible fixed assets net of disposals	(2,750)	(2,661)
Dividends paid	(7,641)	(6,648)
Increase in capital for stock option	718	444

	2002 €/000	2001 €/000
Net acquisitions of investments	(3,978)	(4,893)
Purchase of treasury stock	(4,241)	(1,860)
Dividends received	9,132	10,631
Reimbursement of financing issued to subsidiaries	4,464	10,567
Other changes	643	(836)
Net indebtedness at end of year	*(79,045)*	*(85,848)*

4 **Relations with subsidiaries and associates**

The company also operates through subsidiaries and associates with which it entertains commercial and financial relationships. These relations are detailed in the table below (amounts expressed in €/000):

	Receivables		Revenues	
	31/12/2002	31/12/2001	31/12/2002	31/12/2001
Subsidiaries:				
General Pump Inc.	737	341	14,075	13,161
Interpump Cleaning S.p.A.	3,930	2,581	8,031	7,239
Interclean Assistance S.A.	-	-	302	366
Unielectric S.p.A.	43	44	105	100
Muncie Inc.	1	37	48	57
General Technology S.r.l.	1	1	29	16
Interpump Engineering S.r.l.	1	3	27	10
IP Gansow GmbH	50	-	23	-
Hydrocar Roma S.r.l.	11	-	19	2
Interpump Hydraulics Asia Pte	5	-	9	20
SIT S.p.A.	-	-	3	3
PZB S.p.A.	178	383	2	-
Soteco S.p.A.	54	56	-	10
Teknova S.r.l.	17	15	-	-
Euromop S.p.A.	9	25	-	-
IP Floor S.p.A.	1	1	-	-
Ready System S.r.l.	1	6	-	-
Hydrocar S.r.l.	-	31	-	2
Interpump Hydraulics S.p.A.	-	9	-	-
Pulex S.r.l.	-	6	-	-
Western Floor India	-	-	-	3
Total	*5,039*	*3,539*	*22,673*	*20,989*

	Payables		Costs	
	31/12/2002	31/12/2001	31/12/2002	31/12/2001
Subsidiaries:				
Unielectric S.p.A.	450	348	1,645	1,756
SIT S.p.A.	185	170	413	375
General Technology S.r.l.	56	32	162	86
Interpump Cleaning S.p.A.	42	68	128	302
General Pump Inc.	117	-	110	51
IP Floor S.p.A.	2	2	1	1
Teknova S.r.l.	2	1	1	1
Interpump Engineering S.r.l.	248	96	-	5
Soteco S.p.A.	5	8	-	-
Total subsidiaries	*1,107*	*725*	*2,460*	*2,577*
Associates:				
Transferoil S.p.A.	35	35	155	190
MecMarket.Com S.p.A.	-	-	-	*1*
Total associates	*35*	*35*	*155*	*191*

All the above relations are of a business nature and governed at normal market conditions, with the exception of accounts receivable from PZB S.p.A., which mainly include receivables for interest on loans granted.

Financial relations are as outlined below (amounts shown in €/000):

	Financing		Interest income	
	31/12/2002	31/12/2001	31/12/2002	31/12/2001
Subsidiaries:				
Interpump Hydraulics S.p.A.	13,960	13,960	-	-
Interpump Cleaning S.p.A.	14,590	17,250	793	-
PZB S.p.A.	5,000	7,444	383	821
Muncie Power Products Inc.	3,375	5,614	105	370
IP Gansow GmbH	2,000	-	-	-
Teknova S.r.l.	1,000	-	7	-
Soteco S.p.A.	816	816	36	44
Unielectric S.p.A.	363	622	-	-
Pulex S.r.l.	223	-	-	-
Hydrocar S.r.l.	85	85	-	30
General Pump Inc.	-	2,250	148	216
Euromop S.p.A.	-	516	3	54
IP Floor S.p.A.	-	-	13	-
Total	*41,412*	*48,557*	*1,488*	*1,535*

Interest received from IP Floor S.p.A. refers to a loan of 975 thousand euro, granted in 2002 to subscribe the share capital increase of IP Gansow GmbH, which was reimbursed at the end of the year.

Loans have been distributed at the following conditions:

- P.Z.B. S.p.A.: Euribor +1;
- Soteco S.p.A.: Euribor +0.75;
- Teknova S.r.l.: Euribor +1;
- Interpump Cleaning S.p. A.: Euribor + 1.75 (was interest-free in 2001)
- Muncie Power Products Inc.: Libor + 1.25; the loan is for 3,000,000 USD;

The loans granted to Interpump Hydraulics S.p.A., Hydrocar S.r.l., Unielectric S.p.A., IP Gansow GmbH and Pulex S.r.l. are interest free.

Loans bearing no interest derive from contractual agreements between shareholders at the time of acquisition of the company by Interpump Group S.p.A. (loans to Unielectric S.p.A., Pulex S.r.l., Interpump Hydraulics S.p.A. and Hydrocar S.r.l.) and from agreements with the 100% controlled IP Gansow GmbH, for the loan relative to this latter.

Interpump Group S.p.A. has also implemented a cash-pooling procedure with several subsidiaries in order to improve the efficiency of treasury management. Year end balances and accrued interest payable were as follows (amounts in €/000):

	Debit		Interest	
	31/12/2002	31/12/2001	31/12/2002	31/12/2001
Subsidiaries:				
Soteco S.p.A.	785	1,071	25	21
General Technology S.r.l.	433	1,149	22	26
IP Floor S.p.A.	199	180	6	4
Total	*1,417*	*2,400*	*53*	*51*

The financial charges due to subsidiaries for €/000 344 include €/000 291 of cash discounts granted to several Group companies (€/000 275 in 2001).

During the year there were no operations with related parties with the exception of those already discussed in the comment on Directors' remuneration in the supplementary note and expenses of €/000 198 for legal consultancy of the law practice in which the company Chairman works.

5 Further information

1999 saw the creation of a Research Centre (Interpump Engineering S.r.l.) designed to centralise the design and development of new products under a single body, without depriving individual companies from the resources they need for the independent development of their specific local operations. In 2002 Interpump Engineering supported the launch, in completion of the existing range, of two new families of high-

pressure pumps which serve to extend the already very wide range of products; also several new models of accessories were presented.

Group strategy over the next few years will be focused on making significant investments in research and development with the aim of providing renewed impetus to internal growth.

In payment for the operations performed, the Interpump Engineering S.r.l. subsidiary charged 949 thousand euro, capitalised among intangible fixed assets (827 thousand euro in 2001).

In addition, as at 31 December 2002 the company held 7,218,551 treasury shares corresponding, on that date, to 8.71% of the capital stock. The shares were acquired during the course of the year and in previous years at an average unit cost of € 4.15.

Moreover, there were no disposals of treasury stock and the company does not possess shares or stakes in parent companies.

With regard to the stock option plans, the composition and offices of the Board of Directors, and the shares of the company and the subsidiaries held by directors, statutory auditors, and general managers, we invite you to consult the Board of Directors' Report provided with the consolidated financial statements.

6 Events occurring since the close of the year

The investment in Six S.r.l. was released in January 2003 for a price of €/000 285.

For information on events occurring after 31 December 2002 readers are referred to the Board of Directors' Report accompanying the consolidated financial statements.

7 Business outlook

On the basis of the performance in the first few months, the company forecasts a satisfactory year 2003.

Management continues to focus increasing levels of attention on cost curbing, both by means of careful controls and through intensive exploitation of synergies existing among group member companies. Even greater attention than in the past will also be addressed to new applications for our high-pressure pumps to ensure that we are always in a position to respond adequately to the latest market demands.

8 Proposals for the Shareholders' Meeting

We suggest that the net profit for the year, in the amount of € 10,338,265, should be designated as follows:

- a dividend of € 0.11 for each of the shares in circulation including the right as per art. 2357-ter par. 2 of the Italian Civil Code and composed of profits giving right to a full tax credit for the recipients;
- the remainder to the Extraordinary Reserve, since the legal reserve has now reached the amount of one fifth of the subscribed and fully paid up share capital.

Milan, 13 March 2003

For the Board of Directors

Giovanni Cavallini

Deputy Chairman and Executive Director

Financial Statements of Interpump Group S.p.A for the year ending 31 December 2002.

INTERPUMP GROUP S.p.A.
Registered Office: S. Ilario d'Enza (RE)
Via E. Fermi, 25
Fully paid up share capital: € 43,077,840
Reggio Emilia Court - Company Register no. 117217
Tax code number 11666900151
VAT number 01682900350

BALANCE SHEETS

ASSETS

(amounts in euro)	*31/12/2002*	*31/12/2001*
Fixed assets		
Intangible fixed assets		
Start-up and expansion costs	350	701
Research, development and advertising costs	1,618,384	1,206,399
Industrial patents and intellectual property rights	17,767	25,698
Concessions, licenses, trademarks and similar rights	205,499	227,525
Goodwill	35,091,523	37,677,147
Assets under construction and advances	35,552	-
Others	248,162	175,984
Total	*37,217,237*	*39,313,454*
Tangible fixed assets		
Land and buildings	7,613,518	7,995,000
Plant and machinery	7,662,385	10,926,155
Industrial and commercial equipment	462,245	385,297
Other assets	235,569	379,826
Assets under construction and advances	536,137	55,087
Total	*16,509,854*	*19,741,365*
Financial fixed assets		
Investments in:		
Subsidiaries	81,578,251	77,196,515
Associated companies	4,809,152	4,809,152
Other companies	488,862	488,862
Total investments	*86,876,265*	*82,494,529*
Receivables:		
From subsidiaries		
Due within one year	1,402,878	6,443,361
Due after one year	40,009,428	42,113,740
Due from others		
Due within one year	219,070	197,256
Total financial receivables	*41,631,376*	*48,754,357*
Other securities		
Treasury stock (for a total nominal value of € 3,753,647 in 2002)	29,967,020	25,726,447
Total financial fixed assets	*158,474,661*	*156,975,333*
Total fixed assets	*212,201,752*	*216,030,152*

BALANCE SHEETS

(amounts in euro)	*31/12/2002*	*31/12/2001*
Assets forming part of working capital		
Inventories		
Raw materials and supplies	3,890,935	4,351,273
Work in progress and semi-finished products	4,853,448	5,631,301
Finished products and goods	2,175,383	2,412,675
Total	*10,919,766*	*12,395,249*
Receivables		
Trade receivables		
Due within one year	4,634,509	4,612,862
From subsidiaries		
Due within one year	5,038,750	3,538,746
From associated companies		
Due within one year	122	-
Due from others		
Due within one year	275,573	1,792,500
Due after one year	1,119,229	682,435
Total	*11,068,183*	*10,626,543*
Cash		
Bank and postal accounts	23,921,482	5,304,258
Cash	6,154	195,288
Total	*23,927,636*	*5,499,546*
Total assets forming part of working capital	*45,915,585*	*28,521,338*
Accrued income and prepayments		
Other accrued income and prepayments		
Due within one year	423,832	378,833
Due after one year	194,518	531,570
Total accrued income and prepayments	*618,350*	*910,403*
Total assets	*258,735,687*	*245,461,893*

BALANCE SHEETS

LIABILITIES

(amounts in euro)	*31/12/2002*	*31/12/2001*
Shareholders' equity		
Share capital	43,077,840	42,778,060
Share premium reserve	29,846,239	29,487,653
Revaluation reserve	8,307,534	8,307,534
Legal reserve	8,746,400	8,686,805
Reserve for treasury stock held	29,967,020	25,726,447
Extraordinary reserve	2,616,685	4,950,400
Profit (loss) for the year	10,338,265	9,548,036
Total shareholders' equity	*132,899,983*	*129,484,935*
Provision for risks and charges		
Tax reserve	180,734	319,293
Other	565,180	149,773
Total	*745,914*	*469,066*
Staff severance indemnities	*3,898,097*	*3,549,805*
Payables		
Accounts payable to banks		
Due within one year	49,924,167	38,669,847
Due after one year	51,000,000	49,981,117
Advances		
Due within one year	25,229	21,048
Trade payables		
Due within one year	8,378,853	7,548,154
Payables to subsidiaries		
Due within one year	2,524,670	3,124,788
Payables to associates		
Due within one year	34,574	34,557
Taxes payable		
Due within one year	3,537,557	4,821,730
Due after one year	2,380,625	4,761,250
Social security charges payable		
Due within one year	704,364	653,535
Other payables		
Due within one year	1,296,167	1,610,381
Due after one year	752,529	433,653
Total payables	*120,558,735*	*111,660,060*
Accrued expenses and deferred income		
Other accrued expenses and deferred income	632,958	298,027
Total accrued expenses and deferred income	*632,958*	*298,027*
Total liabilities	*258,735,687*	*245,461,893*

BALANCE SHEETS

(amounts in euro)	*31/12/2002*	*31/12/2001*
Memorandum accounts		
Sureties	4,157,285	1,566,414
Other memorandum accounts	551,000	8,471,352
	4,708,285	*10,037,766*

INCOME STATEMENTS

(amounts in euro)	*31/12/2002*	*31/12/2001*
Sales and other revenues		
Revenues from the sale of goods and services	61,057,345	61,343,618
Changes in inventories of work in progress semi-finished and finished products	(1,015,146)	307,617
Increase on internal work capitalised under fixed assets	24,681	11,650
Other revenues and income	343,523	391,741
Total	*60,410,403*	*62,054,626*
Cost of production		
Raw materials, consumables and supplies	17,562,622	17,756,911
Services	10,083,026	9,504,907
Hire purchase and leasing charges	26,120	27,538
Personnel:		
Wages and salaries	8,517,922	8,378,458
Social security charges	2,977,109	2,900,912
Staff severance indemnities	728,340	690,757
Amortisation, depreciation and write-downs:		
Amortisation of intangible assets	3,440,709	3,190,379
Depreciation of tangible fixed assets	4,666,486	4,548,607
Write-down of receivables included under assets forming part of working capital	44,815	38,433
Change of raw materials, consumables, and supplies inventory	460,337	2,053,569
Sundry operating costs	489,309	513,826
Total	*48,996,795*	*49,604,297*
Difference between sales and other revenues and the cost of production	*11,413,608*	*12,450,329*
Financial income and charges		
Income from investments:		
Dividends from subsidiaries	8,838,252	10,483,676
Dividends from associates	294,000	147,000
Tax credit on dividends	5,136,892	6,243,396
	14,269,144	16,874,072
Other financial income:		
From receivables included under fixed assets:		
Subsidiaries	1,487,902	1,534,929
Other companies partly owned	1,644	702
	1,489,546	1,535,631

INCOME STATEMENTS

(amounts in euro)	*31/12/2002*	*31/12/2001*
Financial income other than the above		
Interest and commission from other parties and other income	940,444	1,636,987
Interest and other financial charges		
Interest payable to subsidiaries	(344,216)	(326,410)
Interest and fee expenses payable to others and sundry charges	(6,351,341)	(7,995,075)
Total financial income (charges)	*10,003,577*	*11,725,205*
Adjustments made to financial asset values		
Write-downs		
Of investments	(1,998,000)	(5,288,032)
Of financial assets other than equity investments	-	*(537,200)*
Total adjustments	*(1,998,000)*	*(5,825,232)*
Extraordinary income and charges		
Income	241,708	220,813
Charges	(53,973)	(197,541)
Total extraordinary items	*187,735*	*23,272*
Profit for the year before taxes	*19,606,920*	*18,373,574*
Income taxes for the year		
Taxes	(9,988,887)	(8,614,588)
Deferred taxes	720,232	(210,950)
Total income taxes for the year	*(9,268,655)*	*(8,825,538)*
Net profit for the year	*10,338,265*	*9,548,036*

Supplementary Note at 31 December 2002

1 Introduction and nature of the business

At 31 December 2002 the structure of the Interpump Group was as illustrated in the Board of Directors' Report provided with the consolidated financial statement.

Interpump Group S.p.A. operates on its own account in the manufacture and sale of high- and very high-pressure plunger pumps and various pump components, and high-pressure washers for professional users and for the domestic sector.

The business is organised in two sectors:

- Industrial Sector: including high- and very high-pressure plunger pumps and ceramic plungers - components of strategic importance; these pumps are the core component of professional high-pressure washers and, in addition, they are utilised for a wide range of industrial applications including forced lubrication of machine tools, reverse osmosis plants for water desalination, and solid materials cutting equipment.
- Cleaning Sector: includes high-pressure washers for professional applications, in which they are used for washing of industrial and agricultural equipment, vehicles, boats, animal stalls, etc. and portable high-pressure washers for the domestic and DIY sector.

We refer you to the Board of Directors' Report supplied with the consolidated accounts for an analysis of Group business and the nature of operations.

In accordance with Italian Legislative Decree D.Lgs. 24 February 1998, no. 58, the financial statements have been audited. The Audit Report is attached to the financial statements.

Pursuant to art. 25 of Decree Law D.L.127/91, and in consideration of the item of investments in subsidiaries, the Group's consolidated financial statements have been drawn up and presented at the same time as the financial statements of the Parent Company. The reader should refer to this latter for more comprehensive information on the Group.

2 Accounting principles and valuation criteria

The financial statements of Interpump Group S.p.A. were drawn up in accordance with the provisions of current legislation, interpreted and integrated by the accounting principles stated by the "Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri" (National Councils of Certified Public Accountants) and, when not sufficient, by those established by the International Accounting Standards Board (IASB), with the approval of the Board of Statutory Auditors when required. In order to provide complete and detailed information, the cash flow statement, the statement of changes in shareholders' equity, the reclassified balance sheet and income statement included in the Supplementary Statements are shown. The financial statements as at 31 December 2002 are drafted in euro, while the Board of Directors' Report and the supplementary note are drafted in thousands of euro.

The accounting principles adopted, of which the most important are outlined below, do not differ from those used in preparing the financial statements as at 31 December 2001, presented for the sake of comparison.

Intangible fixed assets

Intangible fixed assets are recorded at cost and are shown net of accumulated amortisation, calculated on a straight-line basis and with reference to their estimated residual useful life.

In particular, the amortisation rates applied were as follows:

- Goodwill: represents the portion of the merger deficit due to share cancellation arising from the mergers effected during previous financial periods and allocated to goodwill also on the basis of an independent valuation; goodwill arises from the higher amount value paid in this regard at time of the acquisition of Interpump S.p.A. and the other merged companies. Goodwill is amortised over 20 years, a period deemed to adequately reflect its economic usefulness on the basis of market observation and of expectations concerning corporate longevity and development which led this greater value to be acknowledged when the Interpump Group, active in a sector in which no rapid or sudden changes in technology or production are foreseen, was acquired; this consideration leads to the assumption that the Interpump Group will be able to maintain, over the long-term, the competitive positions it has attained. The amortisation period adopted, in line with considerations made and valuations carried out at the time Interpump Group was acquired, complies with the period indicated in the Accounting Principles established by the National Councils of Certified Public Accountants and by the International Accounting Standards.
- The costs of research and development referring to the major innovative process of the Research Centre (Interpump Engineering S.r.l.) are capitalised and amortised in the estimated period of useful life (generally 5 years) of the products to which they refer. On the contrary, the costs of research and development relating to product customisation and the routine work of the engineering departments are ascribed to the income statement when they arise.
- All other components of intangible fixed assets are amortised over a 5-year period, with the exception of patents which are amortised over 3 years.

If at any time during the amortisation period such capitalised costs are no longer deemed to retain any future utility, they are posted to the income statement.

Tangible fixed assets

Tangible fixed assets are recorded at their cost of acquisition or production and are increased by revaluations carried out in compliance with the various monetary revaluation laws or as allocations carried out in respect of deficit arising from mergers. They are shown net of accumulated depreciation which is systematically calculated on a straight-line basis according to the following rates:

- Real estate 3%
- Plant and machinery 10%-16%
- Industrial equipment 25%
- Other assets 12%-25%

These rates are the ordinary ones established by fiscal regulations and are deemed adequate to reflect the remaining useful economic - technical life of the assets to which they relate. For assets purchased during the financial period, rates were reduced by 50% since the assets in question were used in the production process, on average, only for half the period.

Also accelerated depreciation was entered, in the limits of deductibility permitted by fiscal law, in order to exploit the relative fiscal benefits allowed by statutory legislation. Such accelerated depreciation was posted in such a way as to offset tangible fixed assets.

Assets with a unit value of less than 516 euro were completely depreciated in the year in which they were purchased, in consideration of their limited significance.

Pursuant to art. 10 no. 72 of 19 March 1983, we point out that no monetary or economic revaluations other than those mentioned above were carried out and nor were there any departures from the provisions of art. 2423 and art. 2423 bis of the Italian Civil Code.

Tangible fixed assets under construction are valued at cost and are depreciated starting from the financial year in which they become operational.

Maintenance and repair costs are charged to the income statement relating to the period in which they were incurred, or capitalised if they increase the value or the useful life of assets.

If, at the close of the year, the value determined by the above method is permanently higher than the economic value of the asset, its value is adjusted by means of a specific write-down. When the conditions for said write-down cease to exist, the original value is fully or partially restored.

Investments

Investments are valued according to the cost method. The cost is determined by the cost of purchase or subscription, increased by the allocation of a portion of the merger deficit made on the basis of an independent valuation.

Should permanent losses in value arise at the close of the year in comparison to the value determined according to the above method, the investment will be accordingly written down in compliance with art. 2426 1st par. no. 3 of the Civil Code. If, at a later date, the reasons for such a write-down cease to exist, the original value will be fully or partially restored.

During the course of the year and in several previous years write-downs were carried out in application of tax regulations as per by art. 2426 par. 2 of the Italian Civil Code, the effects of which on the financial statements are described in the commentary to the relative entry.

Dividends and the related tax credits are recorded at the time they were deliberated by the Shareholders' Meeting.

Dividends relating to the distribution of profits generated prior to the date of acquisition of the investments are ascribed in the income statement; the value of the investment in the company that distributed this dividend is correspondingly decreased with a charge to the income statement in a specific item called "Reduction in the value of investments for distribution of profits obtained before the acquisition", included for adjustment purposes in the same group "Income from investments".

Treasury stock

Treasury stock is valued at cost and, where necessary, adjusted for permanent losses in value. Treasury stock held as at 31 December 2002 is classified under financial assets, because no transfer is planned in the short term.

Pursuant to current legislation, a "Reserve for treasury stock held" was established within shareholders' equity.

Inventories

Inventories are valued at the lower of purchase or production cost and their corresponding market value.

The average cost method, inclusive of accessory charges and weighted with the value of opening inventory balances, was applied in determining the cost of raw materials.

In the case of goods produced internally, the cost of production includes the cost of raw materials, external work carried out, utilities, directly related labour costs, as well as general production and industrial costs in an amount reasonably attributable to such products. Financial charges and general overhead expenses are excluded. Moreover, in the case of semi-finished products and work in progress, production cost is determined on the basis of the work process stage they have reached.

For raw materials and work in progress, market value reflects the presumed net realisable value of the corresponding finished products, less the cost of their completion. For finished products it is equal to the presumed net realisable value.

If the inventory contains obsolete or slow turnover materials, if they are of significant value they are written down in relation to their level of utilisation or presumed realisable value. Should the reasons for such write-downs cease to exist, the original value is fully or partially restored.

Receivables

Accounts receivable are recorded at their presumed realisable value, by means of a specific bad debt provision which includes the amounts that are deducted directly from said amounts receivable.

The specific portion of the bad debt provision is determined on the basis of an analysis of individual doubtful receivables, whereas the generic portion is determined on the

basis of the historical incidence of losses on receivables. The generic portion is determined to provide for possible losses on accounts receivable recorded in the financial statements, that have not yet occurred, but that might occur in the future.

Accruals and deferrals

These are calculated according to the principles of accrual accounting by which costs and revenues must be recorded with reference to the period in which they arise.

Foreign exchange transactions

Foreign exchange transactions are entered into the accounts on the basis of the exchange rates effective on the date the related transactions were carried out; if a negative difference arises from the valuation of foreign currency receivables and payables at the exchange rate effective at the end of the year, as opposed to the accounting values, this difference is recorded in a specific provision under liabilities designated "Exchange rate fluctuation reserve" and charged to the income statement among interest and other financial charges. On the contrary, if the conversion difference gives rise to a positive balance in relation to the accounts, it is not ascribed to the income statement in order to obtain tax benefits that would otherwise not be available.

Interest rate hedging operations

Hedging contracts taken out to protect against loan interest rate risks are valued at cost. Any greater or lesser interest payable with respect to the amounts specified on the original loan contract is entered in accordance with the competence principle.

Provisions for risks and charges

Provisions for risks and charges include sure or presumed allocations determined on the basis of reasonable estimates of situations that might generate future liabilities.

Staff severance indemnities

Staff severance indemnities reflect liabilities towards all employees for severance indemnities accrued in accordance with current legislation and collective labour contracts.

Payables

Payables are recorded at their nominal value, which is deemed adequate to reflect their redemption value.

Taxes

Taxes for the year are determined on the basis of a realistic forecast of taxes to be paid, pursuant to current fiscal legislation, and are shown under the item "taxes payable", net of prepayments and withholding taxes.

Deferred tax assets, relating to funds recorded in the financial statements with allocations for which conditions for fiscal deductibility have not yet matured, are recorded among amounts receivable from others once their reasonable recovery has been determined.

Deferred tax liabilities are also set aside, on the time differences between the civil law income and the taxable income.

Costs and revenues

These are recorded in the financial statements on the basis of the principles of prudence and accrual accounting. Revenues and proceeds, costs and charges are recorded net of returned goods, commercial discounts, allowances and bonuses, as well as net of taxes directly linked to the sale of products and services.

3 Information regarding balance sheet and income statement items

BALANCE SHEET

Intangible fixed assets

Changes in this item are illustrated in Annex 1.

Research and development costs are composed of the capitalised costs charged by Interpump Engineering S.r.l. and referred to major new product launches, as described in greater detail in the Board of Directors' Report.

Costs incurred for concessions, licenses, trade marks and similar rights are mainly composed of the purchase cost of software licenses.

Goodwill represents the portions of merger deficits paid on this account and arising from the merger operations of previous years and allocated to this item on the basis of an independent survey.

We draw your attention to the fact that no revaluations and/or write-downs have been carried out on intangible fixed assets.

Tangible fixed assets

The change in this item, with a separate specification of the revaluations made in application of special laws and when allocating a merger deficit, is illustrated in Annex 2.

The year's capital expenditures are due to routine renewal and modernisation of plant and machinery.

During the course of the year and in previous years accelerated depreciation was applied in order to exploit the related fiscal benefits. If only ordinary depreciation had been applied, considered to be representative of the useful life of the relative assets, the depreciation provision as at 31 December 2002 and depreciation for the year would have been lower, respectively, by €/000 3,262 and €/000 557. Consequently, shareholders' equity at 31 December 2002 and the net profit of the year at 31 December 2000 would have been respectively higher by €/000 2,014 and €/000 398, net of the theoretical fiscal effect, which also takes account of the changed tax rate applicable to next year, approved by the tax authorities.

Financial fixed assets

Investments

The composition of investments and relative changes are illustrated in Annex 3.

As already discussed in the Board of Directors' Report provided with the consolidated financial statements, the following changes occurred during the year:

- acquisition of the remaining 30% of the subsidiary General Pump Inc., thus arriving at a position of 100% control;
- disposal of the investment in MecMarket.com;
- increase in the cost of the investment in Interpump Cleaning S.p.A. due to the conversion to capital to cover losses of a portion of the interest-free loan granted in previous years;
- acquisition of IP Cleaning Holding S.r.l.;
- the write-downs of investments described below.

In previous years, write-downs were carried out on investments remaining at 31 December 2002, net of the disposals made, for €/000 24,136 in application of tax regulations.

In 2002 the investment value in General Technology S.r.l. was reduced by €/000 1,998, this amount being divided into €/000 532 due to permanent losses of value, as confirmed by an independent evaluation, and €/000 1,466 in application of art. 2426 par. 2 of the Italian Civil Code with the criteria prescribed by tax regulations, even though this latter write-down does not constitute a permanent loss of value.

As a result of the foregoing fiscal effects, shareholders' equity and the year's profit are lower, respectively, by €/000 16,897 and €/000 1,450, net of the theoretical fiscal effect, which takes account also of the change in the tax rate for next year, approved by the tax authorities in December 2002.

It is further confirmed that no monetary or economic revaluations were carried out on the investments listed among the company's assets as at 31 December 2002, with the exception of the allocation of the merger deficit for €/000 24,357.

The following list shows the individual investments in subsidiaries and associates at 31 December 2002 (amounts shown in €/000):

	Head Office	Share capital	Shareholders equity	% of indirect	Book value as at 31/12/2002	Value with equity method at 31/12/2002	Profit(loss) for the year at 31/12/2002
Subsidiaries:							
Interpump Engineering S.r.l.	Reggio Emilia	76	77	100%	138	114	10
Unielectric S.p.A.	S.Ilario d'Enza (RE)	1,456	10,613	70%	11,494	12,867	785
General Pump Inc.	Minneapolis (USA)	1,854	7,107	100%	8,903	13,222	1,723
General Technology S.r.l.	Reggio Emilia	780	907	77.5%	6,803	7,996	(395)
Pulex Srl	Brescia	15	1,351	58%	2,487	3,629	753
Euromop S.p.A.	Villa del Conte (PD)	103	9,248	51%	5,650	14,964	2,662
Teknova S.r.l.	Casalgrande (RE)	362	1,580	100%	5,641	5,544	(39)
SIT S.p.A.	S.Ilario d'Enza (RE)	105	1,076	60%	2,120	1,607	235
Soteco S.p.A.	Castelverde (CR)	140	4,604	100%	28,782	29,281	3,834
Interpump Cleaning S.p.A.	Vaiano Cremasco (CR)	5,165	5,675	100%	5,205	9,811	499
Interpump Hydraulics S.p.A.	Nonantola (MO)	2,632	9,498	80%	4,323	29,154	5,503
IP Cleaning Holding S.r.l.	Castelverde (CR)	10	7	100%	32	7	(3)
Total subsidiaries					*81,578*	*128,196*	
Associates:							
Transfer Oil S.p.A.	Colorno (PR)	1,000	3,085	49%	4,809	4,936	681
Total associates					*4,809*	*4,936*	
Total					*86,387*	*133,132*	

The share capital of General Pump Companies Inc. is converted at the historic acquisition exchange rate, while shareholders' equity is converted at the rate in force on 31 December 2002; profit for the year is converted at the average exchange rate for 2002 as required by the reference accounting principles.

It was not deemed appropriate to write down investments for which the valuation according to the equity method was lower than the value recorded in the balance sheet as the requirements for the concept of a permanent loss in value cannot be claimed since these are developing companies that can be expected to produce significant positive results in the future.

The stakes held in the other companies are as follows:

- Metalprint S.r.l. 19.00%
- Six S.r.l. 19.00%

Financial receivables

The composition of this item is as follows (amounts shown in €/000):

	Balance 31/12/2002 €/000	Balance 31/12/2001 €/000
Financial receivables from subsidiaries (for details refer to the Board of Directors' Report)	41,412	48,557
Receivables from other companies:		
Other financial receivables	219	197

Other financial receivables are mainly composed of receivables from the Inland Revenue for the prepayment of IRPEF income tax paid on staff severance indemnities, in compliance with the relevant regulations.

Treasury stock

Treasury stock at 31 December 2002 corresponds to 8.71% of capital (7,218,551 shares). The average book value per share is € 4.15, which is higher than the market value. It is considered that this higher value will not be of a permanent nature, also in view of contingent difficulties on financial markets. For this reason it is not considered necessary to proceed with a write-down.

With regard to the possible use of these shares for the stock option plan, which envisages their possible disposal to Group management for a unit price of € 0.52, this possibility is not currently contemplated, since it is preferred to utilize newly issued shares in accordance with the provisions of art. 2441, par. 8 of the Italian Civil Code and the above-mentioned resolutions of the shareholders' meetings Therefore, there has been no writing down in this connection. Furthermore, it should be noted that the third stock option plan envisages the sale of treasury stock to management at the higher amount of book value or market value; no form of write-down is therefore required.

Assets forming part of working capital

An analysis of working capital is included in the reclassified balance sheet shown in the supplementary statements.

Inventories

The closing inventory was composed as follows:

	31/12/2002 €/000	31/12/2001 €/000
Raw materials and supplies	3,891	4,351
Work in progress and semi-finished products	4,854	5,631
Finished products and goods	2,175	2,413
Total	*10,920*	*12,395*

The decrease is due to the continuing policy of reducing stocks.

We also point out that raw material inventories are quoted net of a write-down provision of €/000 300, which was allocated in previous years in the amount of €/000 155 and in 2002 for €/000 145, to account for materials considered to be obsolete.

Receivables

The receivables of the assets forming part of working capital can be analysed as follows:

Trade receivables

Trade receivables are made up as follows:

	31/12/2002	31/12/2001
	€/000	€/000
Trade receivables	5,013	4,972
Bad debt provision	(379)	(359)
Net trade receivables	*4,634*	*4,613*

Changes of value adjustments are as follows (amounts shown in €/000):

	Provisions ex art.71	Taxed Provisions	Total
Balance as at 31 December 2001	*84*	*275*	*359*
Allocation for the year	45	-	45
Utilisation for losses	(14)	(11)	(25)
Balance as at 31 December 2002	*115*	*264*	*379*

There were no foreign currency receivables as at 31 December 2002.

Receivables from Group companies

An analysis of accounts receivable from Group companies appears in the Directors' Report attached to these financial statements.

Accounts receivable from others

This item can be broken down as follows :

	31/12/2002	31/12/2001
	€/000	€/000
Receivables from Inland Revenue for income tax	314	1,758
Receivables from the Inland Revenue for VAT	12	41
Deferred tax assets	939	358
Accounts receivable from others	130	318
Total receivables from others	*1,395*	*2,475*

Receivables for deferred tax assets refer mainly to future fiscal effects on provisions for which the necessary conditions for tax deduction have not yet arisen.

Cash

We invite readers to refer to the cash flow statement for details of changes in this item.

Accrued income and prepayments

The decrease in this item, equal to €/000 292, refers mainly to the partial repayment, for the non-competition agreement, of the portion that is not of economic competence although paid during previous years and discussed in the Board of Directors' Report provided with the consolidated financial statements.

Shareholders' equity

The summary of the changes made in the shareholders' equity accounts is given in the statement of changes in shareholders' equity included in the supplementary statements.

As illustrated in the comments on the single items, entries have been made in the accounts in order to obtain tax benefits. The summary of the effects on shareholders' equity and on the year's profit, net of the relevant fiscal effects, is as follows (amounts expressed in €/000):

	Shareholders equity	Of which net profit
As per financial statements at 31/12/2002	132,900	10,338
Effect of accelerated depreciation (see tangible fixed assets)	2,014	398
Effect of investment write-downs (see financial assets)	16,897	1,450
Financial statements adjusted to reflect fiscal interferences	*151,811*	*12,186*

The effects of the above fiscal interferences have been eliminated from the consolidated financial statements.

The effect of accelerated depreciation differs from that presented in the supplementary notes to the consolidated financial statements in the reconciliation statement between Parent Company shareholders' equity and profit with the same parameters of the consolidated results, due to the absorption of back-dated accelerated depreciation arising from the effect of the revaluation of plant performed in 2001.

Share capital

Share capital is fully paid up and amounted, at 31 December 2002 to €/000 43,078 divided into 82,842,000 ordinary shares with a unit price of € 0.52.

During the year, various rights of option were exercised in execution of the stock option plan, leading to a capital increase of €/000 300 and an increase in the share-premium reserve of €/000 418.

With regard to the stock option plans we invite you to refer to the Board of Directors' Report presented together with the consolidated financial statement.

The special Shareholders' Meeting on 20 December 1999 approved the increase in capital by payment for a maximum total of €/000 884 by issuing at most 1,700,000 ordinary shares of nominal value € 0.52 that are to be offered at a price equal to their nominal value to employees of Interpump Group S.p.A. and its subsidiaries. At 31 December 2002 a total of 515,500 shares were subscribed relative to the first and second tranche. In February 2003 a further 234,000 shares were subscribed. The foregoing share capital increase will be performed in execution of the stock option plan until the end of 2004.

We invite readers to refer to the statement in changes in shareholders' equity for details of the other changes that have occurred.

Provisions for risks and charges

Taxation

The provision brings together allocations for deferred taxes payable relative to the payment awarded for the non-competition undertaking to a director, as illustrated in the Board of Directors' Report presented together with the consolidated financial statements. This amount has been accounted in accordance with the temporal competence principle, while in fiscal terms it is deductible in the year of disbursement.

Concerning the tax situation, the years are settled for the purposes of direct taxes up to 1996 and all years up to 1997 for the purposes of VAT.

With regard to the inspection report of the Tax Authorities, announced in the annual financial statements as at 31/12/2001, we are pleased to inform you that the analysis carried out confirms the legitimacy of the work of the company as we had anticipated, so that no significant liabilities have emerged.

Provision for other risks and charges

This item incorporates the exchange rate fluctuation fund in the amount of €/000 496, fully constituted in the year, and the remaining €/000 69 of the fund constituted in the previous year in the amount of €/000 150 relative to the MecMarket.com investment, which was released during the year and in relation to which several potential liabilities are still in existence.

Staff severance indemnities

This item was affected by the following changes :

	31/12/2002 €/000	31/12/2001 €/000
Opening balance	3,550	3,269
Portion accrued during the year	728	691
Payments	(380)	(410)
Closing balance	*3,898*	*3,550*

Payables

Accounts payable to banks

Medium-term bank debts include the current portion (€/000 34,430) of the original pool loan of €/000 103,291, and a loan of €/000 15,494, falling due in April 2003, with interest at the Euribor rate + 0.30 and not secured by collateral.

The bank pool loan is at the Euribor rate plus 0.30 and granted by a pool of banks headed by Banco Popolare di Verona e Novara. Said loan is not secured by collateral. The residual amount is repayable in December 2003. We point out that an instalment of €/000 34,431 was repaid in December 2002.

Accounts payable to banks due after one year include two loans respectively of €/000 20,000 and €/000 31,000.

The loan of €/000 20,000 is at the Euribor rate + 0.65 and is issued by a pool of banks headed by Banco Popolare di Verona e Novara. The loan is not backed by collateral security and is repayable in three equal instalments at 8/1/2006, 2007 and 2008 (€/000 6,667 is therefore repayable beyond the term of 5 years). The loan forms part of a stand-by line of credit for a total amount of €/000 60,000.

The loan of €/000 31,000 expires in June 2004 and it was organised by Banca Aletti at a rate of Euribor + an average spread of 0.45%. Also this loan is not secured by collateral.

Interest rate hedging contracts have been taken out to cover loans for €/000 34,430.

Trade payables

This item can be broken down as follows:

	31/12/2002	31/12/2001
	€/000	€/000
Suppliers	7,282	6,246
Invoices to be received	1,096	1,302
Total	*8,378*	*7,548*

There were no payables in foreign currency as at 31 December 2002.

Amounts payable to Group companies

The detail of the payables to Group companies is given in the Board of Directors' Report provided with these financial statements.

Taxes payable

This item can be broken down as follows :

	31/12/2002	31/12/2001
	€/000	€/000
Substitute tax on capital gains	4,761	7,142
Substitute tax on revaluation L .342/2000	-	1,949
Inland Revenue for income tax	807	-
IRPEF (personal income tax) subsitute tax to Inland revenue	350	492
Total tax payables	*5,918*	*9,583*

Substitute tax on capital gains refers to the gains arising further to the disposal of investments in Officine Meccaniche Faip S.r.l., Portotecnica S.p.A. and Sirio S.r.l., to Interpump Cleaning S.p.A.

Other payables

This item can be broken down as follows:

	31/12/2002	31/12/2001
	€/000	€/000
Accounts payable to employees for salaries	450	500
Holidays accrued but not taken	381	333
Other payables to personnel	132	136

	31/12/2002	31/12/2001
	€/000	€/000
Customer credit balance	200	141
Auditors' remuneration	111	87
Other payables	517	331
Payables related to the acquisition of investments	258	516
Total other payables	2,049	2,044

Payables for the acquisition of investments, which bear no interest, refer to the remainder to be paid for the acquirement of minority shareholdings in subsidiaries; this amount is due in 2004.

Accrued expenses and deferred income

Accrued expenses are composed of interest matured on medium-term loans not yet charged at 31.12.2002.

Memorandum accounts

Memorandum accounts can be broken down as follows:

	31/12/2002	31/12/2001
	€/000	€/000
Surety granted to subsidiaries	2,500	-
Surety granted to third parties to guarantee our payment for the acquisition of investments	258	258
Commitments for forward currency contracts	-	7,864
Surety granted to third parties to guarantee disposals of investments	1,214	1,214
Commitments for forward purchases of raw materials	-	655
Commitments to purchase assets	551	-
Other sureties	185	47
Total	4,708	10,038

Surety granted to subsidiaries refers to the surety issued to IP Gansow GmbH to secure a bank loan.

The surety granted to third parties to guarantee disposals of investments concerns the sale of PZB Group to our 80% owned subsidiary Interpump Hydraulics S.p.A. This guarantee was granted to minority shareholders of the company.

We also draw your attention to the following commitments for the purchase of minority shares of investments already controlled, on the basis of the results achieved by the companies concerned:

Company	Percentage to acquire	Timeframe
Pulex S.r.l.	42%	Approval of financial statements for 2002/2003/2004
Interpump Hydraulics S.p.A.	20%	Approval of financial statements for 2002
Sit S.p.A.	5%	Approval of financial statements for 2003

The commitment to acquire minority shares of General Technology S.r.l. has been transferred to subsidiary IP Cleaning Holding S.r.l.

INCOME STATEMENT

Before proceeding to analyse the single items, we point out that the remarks on the general performance of costs and revenues are given in the Board of Directors' Report in accordance with par. 1 of art. 2428 of the Italian Civil Code. In addition, the analytical portrayal of positive and negative components of income in the Income Statement and the previous comments on the items of the balance sheet have allowed us to restrict the scope of the following comments to the main items.

Sales and other revenues

Revenues from the sale of goods and services

This item can be broken down as follows :

	31/12/2002	%	31/12/2001	%
	€/000		*€/000*	
By business sector:				
Industrial sector	46,369	76	44,946	73
Cleaning sector	14,287	23	14,910	24
Other income and revenues	401	1	1.488	3
Total	*61,057*	*100*	*61,344*	*100*
By geographical area:				
Italy	19,857	32	18,951	31
Rest of Europe	15,791	26	17,202	28
Rest of the World	25,409	42	25,191	41
Total	*61,057*	*100*	*61,344*	*100*

Other income and revenues include revenues for consultancy services for subsidiaries (€/000 439 in 2001)

For an illustration of the trend of revenues we invite you to consult the Board of Directors' Report.

Other revenues and income

This item can be broken down as follows:

	31/12/2002	31/12/2001
	€/000	€/000
Rent receivable	174	177
Capital gains from the sale of fixed assets	1	28
Contingent assets	45	89
Other	124	98
Total	*344*	*392*

Cost of production

Costs for raw materials, consumables and supplies

This item totals €/000 17,563, essentially in line with the figure of €/000 17,757 of the previous year (-1.1%).

Costs for provision of services

This item breaks down as follows :

	31/12/2002	31/12/2001
	€/000	€/000
Outsourcing	3,554	3,910
Directors' remuneration	1,735	1,423
Board of Statutory Auditors' remuneration	111	87
Consultancy	1,092	600
Commissions	161	153
Maintenance and repairs	594	606
Transport	173	144
Utilities consumption (power, water and gas)	694	677
Insurance policies	231	159
Expenses related to stock market listing	309	385
Travel expenses	149	81
Trade fairs and exhibitions	107	122
Telephone	78	77
Price lists and catalogues	45	62
Sundry industrial costs	100	159
Other service charges	950	860
Total	*10,083*	*9,505*

The reduction in outsourcing is a result of the decision to perform certain specific production operations internally: the incidence on turnover fell by 0.6 percentage points.

In accordance with art. 32 of the Regulation implementing Decree Law D.L. 24 February 1998 no. 58 governing the issuers of listed securities, the remuneration for directors, the general manager, and the statutory auditors is as follows (amounts given in €/000):

Directorships offices of statutory auditor	*Interpump Group S.p.A.* €/000	*Subsidiary companies* €/000	*Total* €/000
Directors:			
Sergio Erede	53	-	53
Giovanni Cavallini	801	38	839
Fulvio Montipò	777	363	1,140
Francesco Loredan	26	-	26
Paolo Pomè	26	-	26
Pierleone Ottolenghi	26	-	26
Marco Reboa	26	-	26
Total	*1,735*	*401*	*2,136*
Statutory auditors:			
Enrico Cervellera	47	-	47
Maurizio Salom	32	-	32
Antonio Zini	32	70	102
Total	*111*	*70*	*181*

The remuneration of Fulvio Montipò includes €/000 674 attributable to 2002 relative to the non-competition agreement illustrated in the Directors' report accompanying the consolidated financial statements, of which the amount of €/000 355 refers to the fixed portion of this fee, paid in 2001, and €/000 319 concerns the variable amount of the fee for the non-competition agreement, which will be paid on expiry of the office. In 2002 Giovanni Cavallini received €/000 52 for a position of employment with subsidiary companies (€/000 50 in 2001); Fulvio Montipò also received €/000 64 for the same reason (€/000 64 in 2001). Giuseppe Bava, the General Manager appointed on 1 December 2001 received a salary of €/000 182 in 2002.

With regard to remuneration received in the form of stock options, we invite you to refer to the Board of Directors' Report presented together with the consolidated financial statements.

Personnel costs

The cost of labour can be broken down as follows (amounts shown in €/000):

	2002 *€/000*	*2001* *€/000*
Wages and salaries	8,518	8,378
Social security charges	2,977	2,901
Staff severance indemnities	728	691
Total	*12,223*	*11,970*

The average number of employees, taking into account dates of hiring and dates of departure, was as shown in the following table:

	2002	*2001*
Executives	9	8
White collar	61	62
Blue collar	274	282
Total	*344*	*352*

The cost of labour increased by 2.1% compared to 31 December 2001 due to the 4.5% increase in per-capite cost, which was up from the €/000 34.0 of 2001 to €/000 35.5 in 2002.

Sundry operating costs

This item can be broken down as follows:

	31/12/2002 €/000	31/12/2001 €/000
I.C.I. property tax.	126	126
Association dues	53	52
Other taxes	38	40
Entertainment expenses	77	62
Contingent liabilities	9	44
Capital losses from the sale of fixed assets	1	6
Other minor costs	185	184
Total	*489*	*514*

Financial income and expense

Income from investments

The analytical presentation in the Income Statement makes further details unnecessary.

Financial income from receivables included under fixed assets

This item totals €/000 1,489 against the €/000 1,536 of the previous year, and is almost entirely related to interest receivable on loans granted to subsidiaries.

Other financial income

This item can be broken down as follows:

	31/12/2002	31/12/2001
	€/000	€/000
Profit on exchange gains	418	771
Bank interest	500	839
Interest on tax rebates	16	20
Other	6	7
Total	*940*	*1,637*

Exchange gains refer to the profit accumulated further to the termination at its natural date of expiry of the hedging contract on a loan in USD granted to a US subsidiary.

Interest and other financial charges

Financial charges can be broken down as follows :

	31/12/2002	31/12/2001
	€/000	€/000
Interest expense on medium/long-term financing	4,744	6,104
Fees and expenses for guarantees	146	85
Foreign exchange losses	500	535
Other bank charges	63	240
Subtotal	*5,453*	*6,964*
Financial discounts granted to clients	1,242	1,357
Total	*6,695*	*8,321*

The decrease in interest payable is due to the lowering of interest rates and the lower level of average borrowing during the year.

Exchange rate losses concern the allocation of €/000 496 to the exchange rate fluctuation provision to adjust the year-end exchange rate of the loan granted in previous years to a US subsidiary in relation to the termination of the hedging contract as commented earlier, which resulted in exchange rate gains of €/000 418 that partially offset the above-mentioned losses.

Adjustments made to financial asset values

This item covers the write-down of the General Technology S.r.l. investment as described in the commentary on the investments item.

Extraordinary income and charges

Extraordinary income includes €/000 213 concerning the refund of financial charges related to previous years, linked to the interest rates hedging contract in existence at 31/12/2001 and not known at the time of preparing of the 2001 financial statements. Extraordinary expenses refer entirely to taxes relative to previous years.

Income taxes for the year

Breakdown of income taxes:

	31/12/2002	31/12/2001
	€/000	€/000
IRPEG (corporate tax)	8,792	7,396
IRAP (regional tax)	1,197	1,219
Total current taxes	9,989	8,615
Deferred tax assets	(720)	211
Total taxes	*9,269*	*8,826*

Deferred taxes are composed of €/000 846 of deferred tax assets and €/000 126 of deferred tax liabilities. Deferred tax assets are a result of timing differences which originate from the taxation of 4/5 of the write-down of the investment in General Technology that, according to the recent tax legislation, will reverse in subsequent periods, from inventory write-down provision and the non-competition agreement with a director disclosed previously in this report. Deferred tax liabilities concern the payment of prepaid taxes allocated in previous years.

Later events

No events have occurred since 31 December 2002 such as to make the current state of assets and liabilities substantially different from that shown in the balance sheet on that date or to require adjustments or specific supplementary notes to the financial statements.

Readers are referred to the Board of Directors' Report for information on significant events occurring after the end of the year.

Statement of changes in intangible fixed assets and relative accumulated amortisation (amounts shown in €/000):

	Historic cost				Accumulated amortisation				
	Balance as at 31/12/2001	Increases in the year	Decreases and reclassifications for the year	Balance as at 31/12/2002	Balance as at 31/12/2001	Amortisation for the year	Decreases and reclassifications for the year	Balance as at 31/12/2002	Net intangible fixed assets as at 31/12/2002
Start-up and capital costs	40	-	(38)	2	39	1	(38)	2	-
Research, development and advertising costs	1,735	949	-	2,684	529	537	-	1,066	1,618
Intellectual property rights	64	4	(12)	56	38	12	(12)	38	18
Concessions, licenses and trade marks	418	72	(2)	488	190	95	(2)	283	205
Goodwill	51,712	-	-	51,712	14,035	2,585	-	16,620	35,092
Assets in progress and advances	-	36	-	36	-	-	-	-	36
Others	769	284	(2)	1,051	594	211	(2)	803	248
Total	54,738	1,345	(54)	56,029	15,425	3,441	(54)	18,812	37,217

Statement of changes in tangible fixed assets and related accumulated depreciation (amounts shown in €/000):

		Opening value	Increases	Decreases	Reclassifications	Closing value
Land and buildings	Cost	11,656	2	-	-	11,658
	Revaluations	699	-	-	-	699
	Accumulated depreciation	4,107	362	-	-	4,469
	Accumulated depreciation of revaluation	253	21	-	-	274
	Net Value	7,995	(381)	-	-	7,614
Plant and machinery	Cost	15,100	176	(4)	182	15,454
	Revaluation	10,257	-	-	-	10,257
	Accumulated depreciation	12,064	1,292	(3)	-	13,353
	Accumulated depreciation of revaluation	2,367	2,329	-	-	4,696
	Net Value	10,926	(3,445)	(1)	182	7,662
Industrial and commercial equipment	Cost	5,874	481	(2)	6	6,359
	Accumulated depreciation	5,489	410	(2)	-	5,897
	Net Value	385	71	-	6	462
Other assets	Cost	1,975	108	(26)	-	2,057
	Accumulated depreciation	1,595	252	(26)	-	1,821
	Net Value	380	(144)	-	-	236
Assets under construction and advances	Cost	55	670	(1)	(188)	536
	Net Value	55	670	(1)	(188)	536
Total tangible fixed assets	Cost	34,660	1,437	(33)	-	36,064
	Revaluations	10,956	-	-	-	10,956
	Accumulated depreciation	23,255	2,316	(31)	-	25,540
	Accumulated depreciation of revaluation	2,620	2,350	-	-	4,970
	Net Value	19,741	(3,229)	(2)	-	16,510

Statement of changes in investments (amounts shown in €/000):

	Balance as at 31 December 2001	Increases for acquisitions and payments	Disposals	Write-down and reduction in value	Balance as at 31 December 2002
Subsidiaries:					
Interpump Cleaning S.p.A.	2,545	2,660	-	-	5,205
IP Cleaning Holding S.r.l.	-	32	-	-	32
Interpump Engineering S.r.l.	138	-	-	-	138
Euromop S.p.A.	5,650	-	-	-	5,650
Unielectric S.p.A.	11,494	-	-	-	11,494
General Technology S.r.l.	8,801	-	-	(1,998)	6,803
Soteco S.p.A.	28,782	-	-	-	28,782
Teknova S.r.l.	5,641	-	-	-	5,641
Sit S.p.A.	2,120	-	-	-	2,120
General Pump Companies Inc.	5,215	3,688	-	-	8,903
Interpump Hydraulics S.p.A.	4,323	-	-	-	4,323
Pulex S.r.l.	2,487	-	-	-	2,487
Total subsidiaries	*77,196*	*6,380*	-	*(1,998)*	*81,578*
Associates:					
Transfer Oil S.p.A.	4,809	-	-	-	4,809
Total associates	*4,809*	-	-	-	*4,809*
Other companies:					
Metalprint S.r.l.	483	-	-	-	483
Six S.r.l.	6	-	-	-	6
Total other companies	*489*	-	-	-	*489*
Total investments	*82,494*	*6,380*	-	*(1,998)*	*86,876*

Supplementary statements

Cash Flow Statements

Statement of changes in shareholders' equity accounts

Reclassified balance sheets

Reclassified income statements

CASH FLOW STATEMENTS

(amounts expressed in €/000)	*31/12/2002*	*31/12/2001*
Net profit for the period	10,338	9,548
Non cash items :		
Amortisation and depreciation of intangible and tangible fixed assets	8,106	7,740
Changes in staff severance indemnities	348	281
Changes in provision for deferred taxation, net of deferred tax assets	(719)	210
Change in other provisions	415	(224)
Write-downs of investments	1,998	5,288
Write down of financial assets other than investments	-	537
Exchange gains on loans granted in foreign currency	-	(189)
Losses (gains) from sales of fixed assets	(28)	(42)
Dividends received	(9,132)	(10,631)
Cash flow from operations	*11,326*	*12,518*
Cash flow obtained from net operating working capital	(870)	(5,267)
Operating cash flow	*10,456*	*7,251*
Investing activities		
Increase in tangible fixed assets	(1,436)	(1,829)
Increase in intangible fixed assets	(1,343)	(897)
Acquisition of investments, net	(3,720)	(2,414)
Change in payables related to the acquisition of equity investments	(258)	(2,522)
Proceeds from sales of investments	28	43
Purchase of treasury stock	(4,241)	(1,860)
Increase of financial fixed assets other than investments	-	(537)
Proceeds from sales of fixed assets	29	65
Other changes	615	(354)
Total cash flow used in investing activities	*(10,326)*	*(10,305)*
Financing activities		
Increase in (repayment of) medium/long-term loans	16,457	(34,539)
Collection (increase) of (in) medium/long-term financial receivables	(21)	1,045
Financing reimbursed by (paid out to) subsidiaries	3,502	11,978
Increase in share capital	718	444
Dividends received	9,132	10,631
Dividends paid	(7,641)	(6,648)
Total cash flow obtained through (used in) financing activities	*22,147*	*(17,089)*
Total cash flow generated (used)	22,277	(20,143)

CASH FLOW STATEMENTS

(amounts expressed in €/000)	*31/12/2002*	*31/12/2001*
Net cash and cash equivalents at the beginning of the year	1,019	21,162
Cash flow generated (used)	22,277	(20,143)
Net cash and cash equivalents at the end of the period	*23,296*	*1,019*

Net cash and cash equivalents can be broken down as follows :

Cash on hand and securities	23,928	1,316
Accrued interest	(632)	(297)
Net cash and cash equivalents	*23,296*	*1,019*

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY ACCOUNTS

(amounts shown in €/000)

	Share capital	Legal reserve	Share premium reserve	Reserve for treasury shares in portfolio	Other reserves and profit carried forward	Profit for the year	Total
Balances as at 31 December 2000	*42,630*	*8,687*	*29,192*	*23,866*	*6,767*	*6,691*	*117,833*
Increase in capital underwritten on 28/02/2001 for stock options	73	-	-	-	-	-	73
Distribution of ordinary dividend	-	-	-	-	-	(6,648)	(6,648)
Allocation of 2000 residual profit	-	-	-	-	43	(43)	-
Increase in capital underwritten on 20/07/2001 for stock options	74	-	292	-	-	-	366
Increase in capital underwritten on 20/10/2001 for stock options	1	-	4	-	-	-	5
Increase in reserve for treasury stock held	-	-	-	1,860	(1,860)	-	-
Revaluation ex law 342/2000	-	-	-	-	8,308	-	8,308
Profit for the year 2001	-	-	-	-	-	9,548	9,548
Balances as at 31 December 2001	*42,778*	*8,687*	*29,488*	*25,726*	*13,258*	*9,548*	*129,485*
Increase in capital underwritten on 18/01/2002 for stock options	71	-	280	-	-	-	351
Increase in capital underwritten on 28/02/2002 for stock options	74	-	-	-	-	-	74
Distribution of dividends	-	-	-	-	-	(7,641)	(7,641)
Allocation of remaining profits	-	-	-	-	1,907	(1,907)	-
Resolution of Shareholders' Meeting of 16/04/2002	-	60	(60)	-	-	-	-
Increase in capital underwritten on 19/04/2002 for stock options	12	-	46	-	-	-	58
Increase in capital underwritten on 31/05/2002 for stock options	120	-	-	-	-	-	120
Increase in capital underwritten on 18/10/2002 for stock options	23	-	92	-	-	-	115
Increase in reserve for treasury stock held	-	-	-	4,241	(4,241)	-	-
Net profit for the period	-	-	-	-	-	10,338	10,338
Balances at 31 December 2002	*43,078*	*8,747*	*29,846*	*29,967*	*10,924*	*10,338*	*132,900*

RECLASSIFIED BALANCE SHEET

(amounts expressed in €/000)	*31/12/2002*		*31/12/2001*	
Trade receivables	9,673		8,152	
Inventories	10,920		12,395	
Prepayments and accrued income within one year	424		378	
Other receivables, net of deferred tax assets	117		1,792	
Trade payables	(9,521)		(8,308)	
Tax payables within one year	(3,538)		(4,822)	
Other current payables net of payables for the purchase of investments	(2,027)		(2,028)	
Accrued expenses, net of interest charges	(1)		(1)	
Net working capital	*6,047*	*2.9%*	*7,558*	*3.5%*
Tangible fixed assets	16,511		19,741	
Goodwill	35,092		37,677	
Treasury stock	29,967		25,726	
Financial fixed assets	128,507		131,249	
Other non current assets	3,597		2,853	
Provision for risks and charges	(746)		(469)	
Staff severance indemnities	(3,898)		(3,550)	
Payables for acquisition of investments	(258)		(516)	
Other non current liabilities	(2,874)		(4,936)	
Total net fixed assets	*205,898*	*97.1%*	*207,775*	*96.5%*
Total capital employed	*211,945*	*100.0%*	*215,333*	*100.0%*
Financed by:				
Share capital	43,078		42,778	
Retained earnings	79,484		77,159	
Profit for the period	10,338		9,548	
Total shareholders' equity	*132,900*	*62.7%*	*129,485*	*60.1%*
Cash and cash equivalents on hand	(23,928)		(5,500)	
Short-term payables to banks for advances and current account overdrafts	-		4,184	
Current portion of medium/long term financing	51,341		36,886	
Accrued interest	632		297	
Total short-term financial indebtedness	28,045		35,867	
Medium/long-term financing	51,000		49,981	
Total net indebtedness	*79,045*	*37.3%*	*85,848*	*39.9%*
Total sources of financing	*211.945*	*100.0%*	*215.333*	*100.0%*

RECLASSIFIED INCOME STATEMENTS

(amounts expressed in €/000)	*31/12/2002*		*31/12/2001*	
Net revenues	61,401	100.0%	61,735	100.0%
Purchases, net of changes in closing inventories	(19,040)		(19,503)	
Gross industrial margin	*42,361*	*69.0%*	*42,232*	*68.4%*
Personnel expenses	(12,198)		(11,958)	
Other operating costs	(10,644)		(10,084)	
Gross operating profit	*19,519*	*31.8%*	*20,190*	*32.7%*
Operating depreciation and amortisation	(4,964)		(4,720)	
Operating profit	*14,555*	*23.7%*	*15,470*	*25.1%*
Amortisation of goodwill	(2,585)		(2,586)	
Effect of accelerated depreciation	(557)		(434)	
Dividends and relating tax credits	14,269		16,874	
Financial income (charges), net	(3,023)		(3,842)	
Financial discounts granted to customers	(1,242)		(1,306)	
Write-downs of investments	(1,998)		(5,825)	
Extraordinary income (charges), net	188		23	
Profit before taxes	*19,607*		*18,374*	
Income taxes	(9,269)		(8,826)	
Net profit for the year	*10,338*		*9,548*	

Report of the Board of Statutory Auditors to the Shareholders' Meeting of Interpump Group S.p.A. in compliance with the provisions of art. 2429 of the Italian Civil Code and art. 153 of Legislative Decree D. Lgs. 58/98.

Shareholders,

The Board of Auditors herewith reports to you on its operations in compliance with the requirements of art. 2429 of the Italian Civil Code and art. 153 of Legislative Decree D. Lgs. 58/98, taking account also of the principles of conduct prescribed by the "Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri" (National Councils of Certified Public Accountants) and CONSOB Communications of 6 April 2001 no. DEM-1025564, 20 February 1997 and 27 February 1998 no. 98015375.

1. The Board of Auditors has been periodically informed by the Directors on the basis of art. 150 of Legislative Decree D. Lgs. 58/98.

The operations of the greatest significance in economic, financial and equity terms performed by the company in 2002 were as follows:

- the purchase of 1,066,551 treasury shares for a total cost of €4,240,573, in accordance with a specific authorisation of the Shareholders' Meeting;
- the acquisition of IP Gansow GmbH for an outlay of 3.6 million euro.

2.1 We found no trace of any atypical and/or unusual transactions conducted with third parties, related parties or among group companies carried out by the Company.

2.2 With reference to transactions of an ordinary nature conducted with related parties, the Company:

a) has conducted transactions at market conditions with various other related parties, as illustrated in par. 11 of the board of directors' report accompanying the consolidated financial statements;

b) has in existence stock option plans aimed at motivating company management (including Directors G. Cavallini and F. Montipò), described in detail in the board of directors' report accompanying the consolidated financial statements under par. 10.

2.3 With regard to intra-group transactions, the Directors' report describes the characteristics of commercial and financial relations entertained with subsidiaries and associates; we consider that the relative amounts are congruous and that the operations carried out were in line with the interests of the Company.

3. The Board of Auditors herewith declares that the information provided by the Directors in the Directors' Report with regard to intra-group transactions and operations conducted with related parties constitutes full and accurate disclosure.

4. The independent auditing company KPMG S.p.A. issued its report on 18-3-2003 in compliance with the requirements of art. 156 of Legislative Decree D. Lgs. 58/98, in which it confirms that the company financial statements and consolidated financial statements are

correctly set down and provide a clear and fair view of the financial position and results of the company and of the Group. The report contains the following information references:

- the company draws up also the consolidated financial statements;
- the company has performed accelerated depreciation and write-downs of investments within the limits permitted by fiscal legislation.

We have no specific observations to make on this count, as the foregoing references are of an exclusively formal nature and are already disclosed in the supplementary note.

5. We have received no complaints pursuant to art. 2408 of the Italian Civil Code.
6. Furthermore, the Board of Statutory Auditors has received no petitions or memoranda.
7. The company also awarded additional assignments to the independent auditing company KPMG concerning a potential acquisition (subsequently abandoned) for a fee of €13,000.
8. Assignments for consultancy and fiscal controls were awarded to parties working in a relationship of employment with KPMG for a total cost of €91,454.
9. We have expressed our opinions solely in relation to the remuneration amounts as per art. 2389 no. 2 of the Italian Civil Code.
10. A total of 5 meetings of the Board of Statutory Auditors were held and 11 meetings of the Board of Directors, all of which attended by the Board of Statutory Auditors; we also participated in 4 meetings of the Audit Committee (out of a total of 5) and in the Shareholders' Meetings .
11. We have verified and monitored, within the scope of our competence, the observance of the principles of correct administration, by means of direct checks and through information gathered from the persons in charge of the various company functions and meetings with representatives of the Auditing Company, arranged with the purpose of assuring the reciprocal exchange of data and relevant information.

    No anomalies or matters to be submitted to your attention have emerged in this context.
12. We have also verified and supervised over, within the limits of our competence, the suitability of the company's organisational structure, in which context we have no matters to submit to your attention.
13. We have evaluated the conformity of the Company's internal control system, verifying the activities and control procedures in place and ensuring that they are appropriate.
14. It is our opinion that the administration-accounting system is adequate and reliable for the faithful representation of all aspects of company operations.
15. The company has issued the subsidiaries with the instructions necessary to comply with the disclosure obligations specified by art. 114, par. 2 of legislative decree D. Lgs. 58/98. Said instructions are in compliance with statutory requirements.
16. We have verified, by means of direct checks and by analysing information obtained from the Independent Auditing Company, the full observance of legal requirements concerning the drafting and layout of the financial statements for the year, the consolidated financial statements, and the accompanying board of directors' report.

17. With reference to Corporate Governance, the methods of adherence are described in detail in par. 9 of the board of directors' report accompanying the consolidated financial statements.

18. During our activities of supervision and control no matters emerged such that call for notification to the supervisory authorities or mention in this report.

19. The Board of Statutory Auditors, having acknowledged the results of the financial statements at 31-12-2002, which show a profit of €10,338,265, raises no objections in relation to the proposal of the Board of Directors for the allocation of the year's profits.

S. Ilario d'Enza, 25 March 2003

Enrico Cervellera

Maurizio Salom

Antonio Zini

Revisione e organizzazione contabile

KPMG S.p.A.
Via Passarotti 6
40128 BOLOGNA BO

Telefono (051) 6311975
Telefax (051) 6311912

(Translation from the Italian original which remains the definitive version)

Report of the auditors in accordance with article 156 of legislative decree no. 58 of 24 February 1998

To the shareholders of
Interpump Group S.p.A.

1 We have audited the financial statements of Interpump Group S.p.A. as at and for the year ended 31 December 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for Listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Reference should be made to the report dated 18 March 2002 for our opinion on the prior year figures which are presented for comparative purposes as required by law.

3 In our opinion, the financial statements of Interpump Group S.p.A. as at and for the year ended 31 December 2002 comply with the Italian regulations governing their preparation; therefore they are clearly stated and give a true and fair view of the financial position and results of the company.

4 The company holds controlling interests in a number of companies and, in accordance with current legislation, has prepared consolidated financial statements. Such statements are presented in addition to its own financial statements in order to furnish adequate information on the financial position of both the company and the group. We have audited the consolidated financial statements and these (with our audit report thereon) are presented together with the statutory financial statements.

5 We draw your attention to the following matters disclosed in the notes to the financial statements:

- in 2002 and in previous years, the company recorded accelerated depreciation as allowed by tax legislation, in excess of that required to write-off the fixed assets on a straight line basis over their estimated useful lives;
- in 2002 and in previous years, the company wrote-down certain investments in subsidiary companies within the limits permitted by tax legislation, even if such write-downs do not represent a permanent impairment in value.

The accounting methods used and impact of such fiscally-driven entries are described in the notes to the financial statements.

Bologna, 18 March 2003

KPMG S.p.A.

(Signed on the original)

Luca Ferranti
Director of Audit



2002 Results

INTERPUMP GROUP



portotecnica



CHALLENGE

200
Re

INTERPUMP GROUP

200
Res

Index



Board of Directors

Chairman	*Sergio Erede*
Deputy Chairman and Chief Executive Officer	*Giovanni Cavallini*
Executive Officer	*Fulvio Montipò*
Non-executive Director	*Francesco Loredan*
Independent Director	*Pierleone Ottolenghi*
Non-executive Director	*Paolo Pomè*
Independent Director	*Marco Reboa*

Board of Statutory Auditors

Chairman	*Enrico Cervellera*
Statutory Auditor	*Maurizio Salom*
Statutory Auditor	*Antonio Zini*

Independent Auditors

KPMG S.p.A

Letter to Shareholders

Dear Shareholders,

The performance for 2002 was characterised by a significant growth in turnover, which totalled 492.9 million euro (+15.7% compared to the 426.1 million euro of 2001) in a difficult macroeconomic scenario, particularly for the markets of the main Western economies on which Interpump Group is traditionally active. Specifically, the US economy showed clear signs of a slowdown, due also to recent international current affairs, while Europe was labouring through a phase of stagnation and even recession in some cases such as in Germany.

In this relatively hostile context Interpump Group performance can be summed up as follows:

• net revenues were up by 15.7% (+9% in Europe and +30.1% in North America) to 492.9 million euro;

• gross operating profit (EBITDA) was up by 3.9% to 84.5 million euro, despite a different sales mix with a greater bias towards the consumer segment with its notoriously lower margins caused by the concentration of the distribution chain;

• profit before taxes increased by 11.3% to the figure of 49.3 million euro ;

• cash flow from operations was registered at 55.9 million euro, reflecting a substantial rise of 18.1% over the 47.3 million euro of 2001;

• net profit of 21.1 million euro shaded only moderately (-1.6%) with respect to 2001 despite the 8.6 percentage point increase in the effective tax rate due also to fiscal innovations introduced by the Italian tax authorities in December 2002. The increase in turnover benefited from a significant contribution from the Cleaning Sector, both in relation to growth of the consumer segment and due to the consolidation of IP Gansow, acquired in March 2002, which boosted consolidated turnover by 15 million euro not considering intra-group transactions.

The substantial capacity to generate cash flow made it possible to maintain the net financial position substantially in line with the figure for the previous year and even with a slight reduction in borrowing of 1 million euro down to 175.4 million euro, despite investments for 34.6 million euro including expenditure related industrial buildings, discussed more fully later, distributed dividends for 9.5 million euro, and acquisitions of equity investments for 7.9 million euro. In addition, a total of 4.2 million euro was employed for the purchase of treasury stock.

The main developments and salient events of operations in 2002 can be summarised as follows:

• the Cleaning Sector, which is the main area of Group operations accounting for a total of 53% of all business, played a decisive role, as mentioned earlier, in supporting growth over the twelve months thanks to a generous 35.8% rise in net revenues. The achievement of these results confirms the effectiveness of the Group strategy in this sector, especially when viewed within an unfavourable macroeconomic context, and strengthens the resolve of the Group to press ahead with investments in this sector. 2002 saw several major investments in both research and development of new products and in increasing production capacity, which will bring benefits in future years. On the products front, new product launches included a mid-range high-pressure washer, four types of floor sweepers, two floor scrubbers, a window cleaner, and a series of accessories. Total investments of 15.5 million euro were allocated to new industrial buildings during 2002, completing the 12.7 million euro dedicated to this area in 2001. These investments will allow further rationalisation of production activities leading to higher efficiency and improved productivity levels. The benefits from these investments will begin to emerge in 2003 and, to a greater extent, in 2004.

• The Hydraulic Sector, which accounts for 26% of Group net revenues, was up by 0.5% despite the particularly difficult moment on the North American market, on which Interpump Group, the second US manufacturer of power take-offs for industrial vehicles, managed to contain the downturn in turnover to 2.6% (8.1% if the comparison is converted into euro, due to the appreciation of the European currency against the dollar), in a market that recorded a far greater drop in sales of industrial vehicles. In contrast, sales in Europe and Asia with Hydrocar and P.Z.B. were up by 8.2%. The Group has also continued developing manufacturing synergies among the various Italian member companies and between these latter and the US subsidiary.

• The Industrial Sector, which accounts for 21% of consolidated net revenues, dipped by 0.8% due to the 3.8% reduction in Group external sales of electric motors, while sales of high-pressure pumps increased by 0.2% despite contingent economic difficulties in the US, which remains the main outlet market for these products, and despite the negative trend of the dollar against the euro. During the course of the year the already very extensive range was increased still further by launches of two new families of high-pressure pumps and a pump for car wash installations, in addition to several new models of accessories.

The dividend that the Board of Directors proposes to the Shareholders' Meeting is valued at 0.11 euro per share, which is 10% higher than the dividend distributed in 2001. If approved,

the dividend will be distributed as from 12 June with ex-coupon date of 9 June. The dividend is equivalent to 2.9% of the average share value in the first two months of 2003.

The results of the 2002 financial statements further confirm the dynamism and sound structure of Interpump Group, which apart from achieving excellent levels of profitability has again proven its excellent cash-generation capability. Since the time of stock market listing in 1996, Interpump Group has generated cumulative operating cash flow of 263 million euro, of which 44%, or 108 million euro, has been returned to Shareholders in the form of dividends and treasury stock purchases. Apart from internal growth, expansion of Group business has been supported by a total of 11 acquisitions calling for an overall investment of 176 million euro. The development of the Group during the period is particularly worthy of note, confirming the high levels of return on employed capital (ROCE up by 20.2% to 20.4%) and substantial improvements on ROE (returns on equity), which leapt from 11.4% to 18.4%. The Group's significant level of profitability and cash generation capacity, together with the ability to create value through the acquisition and integration of companies, form the basis for historical development and for the strategy of future growth.

RESEARCH AND DEVELOPMENT

The Interpump Groups invests constantly in research and development of new products and innovative technical solutions in order to maintain and strengthen its presence in all of its business sectors.

During 2002, Interpump Engineering, incorporated in 1999 to implement a major new products development programme and reduce the time required for the relative market launches, completed a series of projects concerning new lines of high-pressure pumps and professional cleaning equipment.

Group strategy over the next few years will be focused on continuing with significant levels of investment in research and development in order to assure renewed impetus to internal growth.

CORPORATE GOVERNANCE

Thanks to our compliance with transparency and Corporate Governance requirements, Interpump Group has been listed under the STAR segment of the Italian Stock Exchange since the high standard mid-capital index was launched in April 2001. You can download the Board of Directors' report on Corporate Governance from the Group website www.interpumpgroup.it, together with the latest annual report approved by the Shareholders' Meeting, the half-year report, the quarterly reports and the latest press releases. During the course of 2002 the changes introduced by the Code of Corporate Governance have been implemented, and the Interpump Group code of conduct has been approved concerning the rules of disclosure and the trading of financial instruments issued by the Group, implementing all the regulations in terms of transparency and market disclosure; also this code can be downloaded from the corporate website.

STOCK OPTION PLANS AND PROGRAMMES FOR THE PURCHASE OF TREASURY STOCK

The stock option plans, designed to align the interests of company management with those of our Shareholders, represent an additional component in the value generation strategy. The company has currently two stock option plans linked with the attainment of specific quotations on the stock market and/or the achievement of management objectives, plus a plan for the purchase of treasury stock up to a total of 10% of issued shares.

STRATEGY FOR COMING YEARS

In its 6 years of stock exchange listing Interpump Group has more than doubled its turnover and gross operating profit and almost tripled net profits. This level of performance has been achieved thanks to the success of a coherently pursued strategy of internal growth and external growth through targeted acquisitions. Empowered by a clear awareness of its competitive strength, Interpump Group is about to embark on a new phase of expansion for future years, pursuing, in its choice of acquisitions, the principles of operational efficiency and selectivity that underpin our traditional strategy of growth and creation of value for our Shareholders.

Milan, 13 March 2003

Sergio Erede
The Chairman of Interpump Group S.p.A.



The Group's structure was the following

(at 31/12/2002)

The following changes have occurred compared to 31 December 2001:

• March 2002 saw the acquisition of IP Gansow GmbH, one of the leading European manufacturers of professional floor scrubbers and floor sweepers, with a factory near Dortmund and eight after-sales and service branches throughout Germany. The range of products, the trade mark, and the service network in Germany present high levels of potential synergy with the Interpump Group Cleaning Sector. For the Interpump Group, the acquisition of Gansow business in Germany constitutes a major step towards the consolidation of its position as a world leader in the cleaning sector, and will allow more effective penetration throughout Germany (the primary European market), and significant growth in the Floor Care segment, one of the most promising areas of business in which Interpump Group is engaged. The full effects of this acquisition can be expected to become evident starting already from 2003, and still more in subsequent years, with the realisation of commercial and manufacturing synergies of the various Floor Care companies in the Interpump Group.

• The remaining 30% share in General Pump and a further 14% holding in Interclean Assistance were acquired during the first half, on the basis of prior contractual agreements.

INTERPUMP GROUP S.p.A.


INTERPUMP ENGINEERING 100 %
GENERAL PUMP 100%
UNIELECTRIC 70%
S.I.T. 60%
INTERPUMP CLEANING 100%
IP FLOOR 100%
IP GANSOW 100%
TEKNOVA 100%
SOTECO 100%
INTERCLEAN ASSISTANCE 80%
GENERAL TECHNOLOGY 77,5%
PULEX 58%
EUROMOP 51%
READY SYSTEM 51%
INTERPUMP HYDRAULICS 80%
P.Z.B. Group 100%
MUNCIE POWER PRODUCTS 84,57%
HYDROCAR Group 100%
INDUSTRIAL SECTOR
CLEANING SECTOR
HYDRAULIC SECTOR



Financial Highlights of the Interpump Group

	31/12/2002 €/000	31/12/2001 €/000	31/12/2000 €/000	31/12/1999 €/000	31/12/1998 €/000	31/12/1997 €/000	31/12/1996 €/000
Net consolidated revenues	492,939	426,075	411,673	319,256	283,430	221,320	199,578
Foreign sales	76%	72%	72%	69%	68%	66%	68%
EBITDA (Earnings before interest, tax, depreciation and amortisation)	84,524	81,314	79,811	64,878	61,119	46,834	40,732
EBITDA%	17.1%	19.1%	19.4%	20.3%	21.6%	21.2%	20.4%
Consolidated operating profit	69,208	67,552	67,156	55,062	52,358	40,483	35,544
Operating profit %	14.0%	15.9%	16.3%	17.2%	18.5%	18.3%	17.8%
Consolidated net profit	21,085	21,433	19,016	22,152	16,581	13,827	7,623
Cash flow from operations	55,912	47,322	47,876	44,936	38,438	31,213	22,538
Net financial indebtedness	175,408	176,429	177,087	160,171	83,889	38,824	43,023
Consolidated shareholders' equity	193,362	182,782	162,007	177,105	157,135	143,739	133,123
Debt/Equity ratio	0.91	0.97	1.09	0.90	0.53	0.27	0.32
Financial indebtedness adjusted by treasury stock	145,441	150,703	153,221	139,292	67,871	38,824	43,023
Adjusted Debt/Equity ratio	0.75	0.82	0.95	0.79	0.43	0.27	0.32
Net investments for the year in tangible and intangible fixed assets	34,359	24,280	18,714	11,371	9,894	10,471	19,365
Average number of employees	2,468	2,213	2,198	2,105	1,604	1,286	1,089
ROE: (Net profit + amortisation of goodwill + Minority interests)/ Consolidated shareholder's equity	18.4%	20.0%	20.4%	18.4%	17.9%	16.8%	11.4%
ROCE: Operating profit/(Consolidated shareholder's equity + Financial indebtedness – Treasury stock)	20.4%	20.3%	21.3%	17.4%	23.3%	22.2%	20.2%
Average number of outstanding shares	76,949,992	76,712,704	76,711,053	77,060,933	78,817,107	81,400,000	81,400,000
EPS: (Earnings per share adjusted for goodwill amortisation) - €	0.398	0.401	0.366	0.389	0.293	0.234	0.152
Dividend per share - €	** 0.110	0.100	0.087	* 0.516	0.070	0.057	0.031

* of which 0.439 extraordinary
** proposed by the Board of Directors, pending approval by the Shareholders' Meeting
Dividends refer to the year of formation of the distributed profit.



The year 2002 featured the following elements

2002 was characterised by a difficult macroeconomic scenario, particularly for the markets of the main Western economies on which Interpump Group is traditionally active. Specifically, the US economy showed clear signs of a slowdown, due also to recent international current affairs, while Europe was labouring through a phase of stagnation and even recession in some cases such as in Germany.

In this relatively hostile context, Interpump Group performance can be summed up as follows:

• net revenues were up by 15.7% (+9% in Europe and +30.1% in North America) to 492.9 million euro;
• gross operating profit (EBITDA) was up by 3.9% to 84.5 million euro;
• profit before taxes increased by 11.3%, to the figure of 49.3 million euro;
• cash flow from operations was registered at 55.9 million euro, reflecting a substantial rise of 18.1%, over the 47.3 million euro of 2001;
• net profit of 21.1 million euro shaded only moderately (-1.6%) with respect to the 21.4 million euro of 2001, also because of the 8.6 percentage point increase in the effective tax rate due also to fiscal innovations introduced by the Italian tax authorities in December 2002.

As will be more fully explained further on in this report, the increase in turnover was propelled by the Cleaning Sector, up by 35.8%, with particular reference to the consumer segment, which shows more modest margins compared to the professional market and other of the Group's areas of business. The different mix of turnover and the strategy in place for the production of the additional turnover of the consumer segment, which is described more fully further ahead, combined to reduce the incidence of EBITDA on net revenues, which totalled 17.1%, although in absolute terms EBITDA was up by 3.9%. Profitability increased however, as confirmed by the figure for ROCE (Operating profit on capital employed net of treasury stock), which stood at 20.4% (20.3% in 2001).

This result was achieved despite an increase in capital employed following investments in industrial buildings for 16.8 million euro, aimed at rationalising manufacturing activities, primarily related to the Cleaning Sector, which can be expected to yield fruit in future years.

The high level of cash flow from operations and the limitation in the increase in working capital, which actually generated liquidity in the amount of 2.4 million euro if we consider only trade receivables and payables and inventories, enabled a reduction in financial indebtedness notwithstanding the large-scale investments made. Net financial indebtedness at 31/12/2002 totalled 175.4 million euro compared to 176.4 million euro at 31/12/2001.


Net Revenues (Euro/millions)
199,6
221,3
283,4
319,3
411,7
426,1
492,9
'96
'97
'98
'99
'00
'01
'02
CAGR + 16%


EBITDA (Euro/millions)
40,7
46,8
61,1
64,9
79,8
81,3
84,5
'96
'97
'98
'99
'00
'01
'02
CAGR + 13%


Cash Flow from operations (Euro/millions)
22,5
31,2
38,4
44,9
47,9
47,3
55,9
'96
'97
'98
'99
'00
'01
'02
CAGR + 16%


Dividends (Euro)
0,031
0,057
0,070
0,077*
0,087
0,100
0,110
'96
'97
'98
'99
'00
'01
'02
CAGR + 23%
* Net of the special dividend for euro 0,439


Speedy
yes

Reclassified Consolidated Financial Statements

Reclassified Consolidated Income Statements

	31/12/2002 €/000		31/12/2001 €/000	
Net consolidated revenues	492,939	100.0%	426,075	100.0%
Purchases, net of changes in inventories	(219,165)		(192,744)	
Gross industrial margin	*273,774*	*55.5%*	*233,331*	*54.8%*
Personnel expenses	(88,262)		(77,394)	
Other operating costs	(100,988)		(74,623)	
Gross operating profit	*84,524*	*17.1%*	*81,314*	*19.1%*
Operating depreciation and amortisation	(15,316)		(13,762)	
Operating profit	*69,208*	*14.0%*	*67,552*	*15.9%*
Amortisation of goodwill	(9,524)		(9,348)	
Amortisation of the consolidation difference allocated to buildings	(208)		(208)	
Financial income (charges), net	(7,586)		(10,515)	
Financial discounts granted to customers	(1,623)		(1,798)	
Adjustment of value of investments according to the equity method and adjustments of financial assets	211		(1,207)	
Extraordinary income (charges), net	(1,160)		(168)	
Profit before taxes and minority interests	*49,318*	*10.0%*	*44,308*	*10.4%*
Income taxes	(23,276)		(17,089)	
Net profit before minority interests	*26,042*	*5.3%*	*27,219*	*6.4%*
Minority interests	(4,957)		(5,786)	
Consolidated net profit for the year	***21,085***	*4.3%*	***21,433***	*5.0%*

Reclassified Consolidated Balance Sheets

	31/12/2002 €/000		31/12/2001 €/000	
Trade receivables	92,379		90,371	
Inventories	103,075		88,337	
Prepayments and accrued income within one year	2,410		2,232	
Other receivables, net of deferred tax assets	11,769		7,043	
Trade payables	(92,741)		(68,768)	
Tax payables within one year	(7,731)		(9,477)	
Other current payables net of payables for the purchase of investments	(12,810)		(10,832)	
Accrued expenses, net of interest charges	(781)		(596)	
Net working capital	*95,570*	*25.9%*	*98,310*	*27.4%*
Tangible fixed assets	104,504		88,783	
Goodwill	134,093		140,238	
Treasury stock	29,967		25,726	
Other financial fixed assets	10,233		10,792	
Other non current assets	22,046		22,899	
Provisions	(9,582)		(8,643)	
Staff severance indemnities	(14,918)		(13,379)	
Payables for acquisition of investments	(258)		(516)	
Other non current liabilities	(2,885)		(4,999)	
Total net fixed assets	*273,200*	*74.1%*	*260,901*	*72.6%*
Total capital employed	***368,770***	*100.0%*	***359,211***	*100. 0%*

Reclassified Consolidated Balance Sheets (continued)

	31/12/2002 €/000		31/12/2001 €/000	
Financed by:				
Share Capital	43,078		42,778	
Retained earnings	106,563		95,783	
Profit for the period	21,085		21,433	
Total shareholders' equity for the Group	170,726		159,994	
Minority interests	22,636		22,788	
Total consolidated shareholders' equity	*193,362*	*52.4%*	*182,782*	*50.9%*
Cash and cash equivalents on hand	(42,958)		(23,181)	
Short-term payables to banks for advances and current account overdrafts	22,464		32,817	
Current portion of medium/long term financing	81,820		63,728	
Accrued interest	893		1,273	
Total short-term financial indebtedness	62,219		74,637	
Medium/long-term financing	113,189		101,792	
Total net indebtedness	*175,408*	*47.6%*	*176,429*	*49.1%*
Total sources of financing	***368,770***	*100.0%*	***359,211***	*100.0%*



Consolidated Cash Flow Statements

	31/12/2002 €/000	31/12/2001 €/000
Net profit for the period	21,085	21,433
Minority profits	4,957	5,786
Non cash items:		
Amortisation and depreciation of intangible and tangible fixed assets	25,192	23,414
Changes in staff severance indemnities	1,539	1,006
Changes in provision for deferred taxation, net of deferred tax assets	1,814	(3,903)
Losses (profits) of non-consolidated equity investments	(219)	1,207
Losses (gains) from sales of fixed assets	(138)	(1,069)
Exchange rate (profit) loss on intergroup financing and receivables	496	(189)
Change in other provisions	1,186	(363)
Cash flow from operations	*55,912*	*47,322*
Cash flow obtained (used) through (in) net operating working capital	(4,349)	(3,683)
Operating cash flow generated	*51,563*	*43,639*
Investing activities		
Increase in tangible fixed assets	(30,237)	(24,389)
Increase in intangible fixed assets	(4,323)	(2,827)
Net acquisitions of equity investments and lines of business	(7,707)	(3,793)
Change in payables related to the acquisition of equity investments	(258)	(2,522)
Purchase of treasury stock	(4,241)	(1,860)
Proceeds from sales of fixed assets	201	2,936
Other changes	1,323	609
Total cash flow used in investing activities	*(45,242)*	*(31,846)*



Consolidated Cash Flow Statements

(continued)

	31/12/2002 €/000	31/12/2001 €/000
Financing activities		
Increase in (repayment of) medium/long-term loans	31,243	(30,381)
Increase in (repayment of) shareholder loans	50	(253)
Collection (increase) of (in) medium/long-term financial receivables	181	(772)
Increase in share capital	718	444
Dividends collected from companies not fully consolidated	436	147
Dividends paid	(9,501)	(8,904)
Total cash flow obtained through (used in) financing activities	*23,127*	*(39,719)*
Total cash flow generated (used)	29,448	(27,926)
Net cash and cash equivalents at the beginning of the period	(10,909)	17,883
Adjustment:		
Opening net cash and cash equivalents (debt) of companies not consolidated in the prior period	25	(477)
Net cash and cash equivalents at the beginning of the year	(10,884)	17,406
Cash flow generated (used)	29,448	(27,926)
Exchange rate differences	1,037	(389)
Net cash and cash equivalents at the end of the period	*19,601*	*(10,909)*
Net cash and cash equivalents can be broken down as follows:		
Cash on hand and securities	42,958	23,181
Payables to banks due within one year	(101,433)	(94,377)
Adjustments: current portion of medium term loans	78,969	61,560
Accrued interest	(893)	(1,273)
Net cash and cash equivalents	*19,601*	*(10,909)*


INLET RIGHT
DESTRA
ASP. SIN.

Comments on the Group's activity as at December 31, 2002

Interpump Group Activities

The Interpump Group lays claim to the position of the world's largest manufacturer of professional high-pressure plunger pumps and power takeoffs, and is also among world leaders in the market of professional cleaning machines and high pressure washers for the domestic sector.
The overall share of foreign sales of the Interpump Group in 2002 was approximately 76%. The most important export markets for the Group are the United States, Germany and France.

Business sectors

The main business areas of the Interpump Group can be identified as follows on the basis of final product destinations:

"Cleaning Sector",
covering cold and hot water high-pressure washers, wet/dry vacuum cleaners, floor sweepers, floor scrubbers, steam cleaning appliances, professional cleaning service trolleys and window cleaning equipment.
High-pressure washers are appliances powered by an electric motor or combustion engine which, through the application of a plunger pump, deliver a jet of water at very high-pressure. These appliances are utilised for washing industrial and agricultural equipment, vehicles, boats, animal stalls and any other washable surface, and for home or DIY use.
The wet/dry vacuum cleaners, floor sweepers and floor scrubbers are utilized in the industrial and professional cleaning sector.

"Hydraulic Sector"
covering power takeoffs and hydraulic pumps.
The hydraulic pumps and power takeoffs are mainly utilised to equip industrial vehicles.

"Industrial Sector",
including high and very high-pressure plunger pumps and other components including electric motors and windings.
High-pressure plunger pumps constitute the core component of our range of high-pressure washers.
These pumps are also utilised for a broad range of industrial applications including car wash installations, forced lubrication systems for machine tools, inverse osmosis systems for water desalination plants, and equipment for cutting solid materials.

Performance by sector

The above illustrated Group business sectors are identified as "primary sectors" (see International Accounting Principle no. 14), while the geographical sectors are defined as "secondary".
Annex A at the end of the consolidated financial statements contains information for the individual primary business sectors.

The following section contains an overview of data relative to the Group's external revenues, broken down by sector:

	31/12/2002 €/000	31/12/2001 €/000	Increase Decrease	31/12/2002 (on an equal consolidation basis as at 31/12/2001) €/000	Increase Decrease
Cleaning sector	258,946	190,727	+35.8%	245,452	+28.7%
Hydraulic sector	128,098	127,419	+0.5%	124,383	-2.4%
Industrial sector	103,445	104,286	-0.8%	103,445	-0.8%
Other revenues	2,450	3,643	n.s.	2,239	n.s.
Total	*492,939*	*426,075*	*+15.7%*	*475,519*	*+11.6%*

The above table gives rise to the following observations regarding the trend of each business sector.

Cleaning sector

Net revenues of the Cleaning Sector totalled 258.9 million euro (190.7 million euro in 2001) and account for 52% of Group consolidated net revenue. The sector therefore increased in the amount of 35.8%. This significant growth is mainly due to the increase in turnover of the consumer segment, linked to the increased market share caused by the acquisition of two new major customers in North America and Europe. In particular, the increase in sales has made it possible to secure positions of dominance on the North American consumer market. The acquisition of an important European customer for private label products constitutes an acknowledgment of the high quality standards attained by Interpump Group. 2002 also saw the acquisition of IP Gansow as commented earlier, which contributed to the consolidated turnover of the sector in the measure of 15 million euro over its ten months of business; turnover of IP Gansow, considered including sales to other Group companies, was recorded at 18 million euro. With this acquisition the Group's competitive edge has been strengthened especially in central Europe, where IP Gansow has a highly effective distribution network.
Operating profit for this sector totalled 10.0% of net revenues (against 12.7% in 2001). In absolute terms this figure was 26.0 million euro, 7.6% up on the 24.2 million euro of 2001.

Hydraulic Sector

Consolidated net revenues of the Hydraulic Sector totalled 128.1 million euro (up slightly on the 127.4 million euro of 2001), accounting for 26% of Group consolidated net revenues. The Hydraulic Sector grew by 0.5%, despite the difficulties encountered on the North American market for industrial vehicles, on which the sector's products are mounted, and despite the gains of the euro over the US currency, which had a negative effect on the sales figures of our US subsidiary (Muncie) at the time of conversion into euro. Muncie's turnover in dollars was down by 2.6%, while the same comparison in euro shows a downturn in sales revenue of 8.1% due to the reduction in the value of the US currency. In contrast, turnover on other markets, mainly in Europe and Asia, showed growth of 8.2% (+2.6% on an equal consolidation basis because Hydroven was consolidated only in the second half of 2001). The entire sector would have increased by 3% if analysed using the same dollar to euro exchange rate as that of 2001. On an equal consolidation basis the Hydraulic Sector eased by 2.4%.
Operating profit for the sector accounted for 16.5% (against 16.2% in 2001). In absolute terms operating profit totalled 21.2 million euro, up by 2.8% over the previous year's figure of 20.6 million euro.

Industrial Sector

The Group's net external revenues for the Industrial Sector amounted to 103.4 million euro (104.3 million euro in 2001), corresponding to 21% of Group consolidated net revenues. The Sector slipped by 0.8% due to a 3.8% reduction in sales of electric motors. This figure however does not consider intra-group sales of electric motors; when this area of business is taken into consideration Group electric motor manufacturer Unielectric displays a 7.7% rise in turnover. High-pressure pumps advanced by 0.2% despite contingent difficulties on the US market, which is the main outlet for these products, and despite the negative trend of the dollar against the euro.
Operating profit for this sector totalled 16.1% of net revenues (against 16.3% in 2001). In absolute terms the figure stood at 20.1 million euro with a 3.6% gain over the 2001 figure of 19.4 million euro.

Geographical sectors

This section contains information referring to the geographical sectors classified as secondary in the light of the definition provided by the above-mentioned accounting principle.

Net revenues according to geographical sectors, identified on the basis of customer location, can be broken down as follows:

	2002 €/000	**%**	**2001 €/000**	**%**	**Growth**
Italy	118,195	24	119,152	28	-0.8%
Rest of Europe	163,516	33	139,280	33	+17.4%
North America	163,459	33	125,642	29	+30.1%
Pacific Area (Far East and Oceania)	23,087	5	19,112	5	+20.8%
Rest of the World	24,682	5	22,889	5	+7.8%
Total	***492,939***	***100***	***426,075***	***100***	***+15.7%***

20
Re

Data for 2001 were reclassified to ensure compliance with the new more rational classification system.
In the European area including Italy sales volumes increased by 9%, also due to the consolidation of IP Gansow; net of the newly acquired company turnover in the European area was up by 3.8% despite the recession in Germany, where significant reductions of turnover were recorded. North America recorded a 30.1% increase, displaying a reverse trend with respect to the widely publicised negative economic climate, and despite the euro's gains against the dollar. This result was basically caused by the increase of the Cleaning Sector, primarily in the consumer segment and to a lesser extent due to growth in sales of professional floor sweepers and floor scrubbers. It is also interesting to consider the gains made in emerging countries and in the Pacific Area, which offer major potential for growth in the mid term.
The Group is strategically managed in a uniform manner at world level and all of its production units are concentrated in Northern Italy except for Muncier Products Inc. and IP Gansow GmbH, respectively located in the USA and in Germany. The other foreign consolidated companies are formed by the following trade concerns:

General Pump Companies Inc.	distributor of high-pressure pumps for the North American market
P.Z.B. France S.a.r.l. and Hydrocar France S.a.r.l.	distributors of power takeoffs and related products for the French market
Interpump Hydraulics Asia Pte Ltd	distributor of power takeoffs and related products for the Asian market
Interclean Assistance SA	distributor of cleaning appliances for the French market

Profitability

Here we give a summary of the reclassified income statements included in the additional statements of the supplementary note, comparing it also with the results of 2002 with the same consolidation basis as 2001:

	31/12/2002 €/000	%	**31/12/2002 with same consolidation basis as 31/12/2001 €/000**	%	**31/12/2001 €/000**	%
Net revenues	492,939	100.0	475,519	100.0	426,075	100.0
Purchases net of changes in inventories	*(219,165)*		*(215,284)*		*(192,744)*	
Gross industrial margin	273,774	55.5	260,235	54.7	233,331	54.8
Personnel expenses	*(88,262)*		*81,917)*		*(77,394)*	
Other operating costs	*(100,988)*		*(96,181)*		*(74,623)*	
Gross operating profit	84,524	17.1	82,137	17.3	81,314	19.1
Operating depreciation and amortisation	*(15,316)*		*(15,069)*		*(13,762)*	
Operating profit	***69,208***	14.0	***67,068***	14.1	***67,552***	15.9

The gross industrial margin increased by 17.3% to 273.8 million euro. The relative incidence on net profit increased by 0.7 percentage points, up from the 54.8% of 2001 to 55.5%, primarily due to the consolidation of IP Gansow.

The cost of labour was 81.9 million euro on an equal consolidation basis, with an increase of 5.8% compared to 2001; the average number of employees was 2,468 (2,330 on an equal consolidation basis). Thus, still on an equal consolidation basis, there was an increase of 117 employees compared to 2001, while the per capita cost remained in line with the previous year. Employees at 31/12/2002 numbered 2,503.

As indicated earlier, 2002 was characterised by a significant rise in turnover in the cleaning sector consumer segment. In consideration of the lower level of stability of this segment compared to the other Group business areas, it was considered preferable to support this increase in sales with variable costs such as outsourcing and interim work, thereby avoiding the inflexibility associated with fixed overheads. For this reason other operating costs were up, on an equal consolidation basis, by 28.9%. Net of additional costs arising in relation to the consumer segment, which include outsourcing, interim work, and commissions, other operating costs would have been equal to 73.4 million euro, resulting in a saving of 1.4%. We also draw your attention to the increase in insurance costs due to the substantial across-the-board increase in premiums following 11 September 2001 (+ 29.7% on an equal consolidation basis). Without taking this phenomenon into consideration other operating costs would have fallen by 2.7%.

Gross operating profit (EBITDA) increased by 3.9%, reaching 84.5 million euro, equivalent to 17.1% of sales (19.1% in 2001). Since the easing of the margin is due to a different sales mix, we invite you to refer the considerations made in the comments on other operating costs. Operating amortisation/depreciation increased by 9.5% on an equal consolidation basis due to the amortisation of the increased research costs of Interpump Engineering and the major investments made in the Cleaning Sector, which can be expected to produce full effects in the course of coming years. Operating profit for the year totalled 69.2 million euro, (67.5 million euro in 2001). In terms of percentage of net revenue, operating profit was 14% (15.9% in 2001).

Pretax profit reached 49.3 million euro, with an increase of 11.3% compared to 44.3 million of the 2001. This result was aided mainly by lower financial expenses resulting both from a reduction in interest rates and due to the lower average level of borrowing during the twelve months. Moreover, due to the reasons illustrated below, the valuation of hedging contracts on commercial transactions in foreign currency at market value led to currency exchange gains of 1.1 million euro, which was deducted from the net financial expenses item.

Net profits in 2002 amounted to 21.1 million euro, easing slightly with respect to 2001. It should be noted that 2002 was penalised by a higher level of tax burdens in the amount of 8.6 percentage points, also due to provisions issued by the Italian tax authorities in December 2002.
The table below provides an overview of income statements broken down by sector:

	Cleaning Sector		**Hydraulic Sector**		**Industrial Sector**	
	2002	**2001**	**2002**	**2001**	**2002**	**2001**
Net revenues outside the Group	258,946	190,727	128,098	127,419	103,445	104,286
Sales between sectors	306	171	-	-	20,920	14,779
Total net revenues	259,252	190,898	128,098	127,419	124,365	119,065
Purchases, net of changes in inventories	*(113,825)*	*(86,631)*	*(59,474)*	*(59,388)*	*(53,960)*	*(53,103)*
Gross industrial margin	145,427	104,267	68,624	68,031	70,405	65,962
% of net revenue	*56.1%*	*54.6%*	*53.6%*	*53.4%*	*56.6%*	*55.4%*
Personnel expenses	(40,558)	(31,853)	(25,047)	(24,311)	(22,657)	(21,230)
Other operating costs	*(71,824)*	*(42,819)*	*(18,495)*	*(18,963)*	*(23,348)*	*(21,215)*
Gross operating profit	33,045	29,595	25,082	24,757	24,400	23,517
% of net revenue	*12.7%*	*15.5%*	*19.6%*	*19.4%*	*19.6%*	*19.8%*
Operating depreciation and amortisation	*(7,051)*	*(5,435)*	*(3,925)*	*(4,169)*	*(4,340)*	*(4,158)*
Sector operating profit	***25,994***	***24,160***	***21,157***	***20,588***	***20,060***	***19,359***
% of net revenue	*10.0%*	*12.7%*	*16.5%*	*16.2%*	*16.1%*	*16.3%*
% sector ROCE	*15.2%*	*15.0%*	*25.5%*	*23.0%*	*23.7%*	*23.1%*

We invite you to refer to Annex A for more comprehensive information concerning Sector data.

Research and development

The Interpump Groups invests constantly in research and development of new products and innovative technical solutions in order to maintain and strengthen its presence in all of its business sectors. The Group is equipped with R&D structures able to offer its customers an efficient service also in terms of the design and manufacture of custom-built products and for specifically requested applications.

Together with commitments in the development and integration of the existing product range, the Group's research capabilities have promoted the growth of new synergic activities or other activities in which the Group is able to leverage its industrial expertise and commercial strengths.
1999 saw the constitution of a Research Centre (Interpump Engineering S.r.l.) aimed at centralizing the design and development of new products. The intention is that of bringing together in a single body the strengths that the Group possesses, without depriving individual companies of the resources needed for their specific local activities. The main projects completed in 2002 concerned a car wash pump, two new lines of high-pressure pumps, a mid-range high-pressure washer, four types of sweepers, two floor scrubbers, and a window cleaner, plus a series of accessories and technical solutions. There are also projects in progress aimed at developing a new line of high pressure pumps and for other pump lines, for two new high-pressure washers, and for a new range of floor scrubbers.
Group strategy over the next few years will be focused on continuing with significant levels of investment in research and development in order to assured renewed impetus to internal growth. Research costs sustained through Interpump Engineering were capitalised in accordance with their multi-annual usefulness.

Capital expenditure

The productive activities of the Interpump Group are structured with the aim of optimising product quality, competitiveness in production costs, manufacturing efficiency and flexibility, concentrating within the Group the highest added value production phases and the most critical processes in terms of quality.
Capital expenditure refers in the amount of 30.2 million euro to tangible fixed assets and 4.3 million euro to intangible fixed assets. Expenditure in tangible fixed assets refers to four industrial buildings relative to the Cleaning Sector and one in the Hydraulic Sector for a global investment at 31/12/2002 of 16.8 million euro. This expenditure breaks down as follows
• 8.5 million euro for a building purchased to rationalise production in the cleaning sector currently undergoing renovation;
• 4.6 million euro for two buildings, construction of which was started last year and terminated in 2002, which will be used to rationalise the production of professional cleaning trolleys, making it possible to discontinue four property rental contracts;
• 2.4 million euro for work in progress on the construction of a building alongside an existing facility that will serve to rationalise high-pressure washer production;
• 1.3 million euro for a new building in the hydraulic sector to support growth of sales in northern Italy;
• since no expenditure was required for adaptation of production capacity, the residual amount concerns normal renewal and modernisation of plant.
Capital expenditure in intangible fixed assets refers in the amount of 2.3 million euro to capitalisation of development costs of new products by Interpump Engineering as discussed above (2001: 1.9 million euro).

Moreover, 1 March 2002 saw the acquisition of IP Gansow GmbH, one of the leading European manufacturers of professional floor scrubbers and floor sweepers, with a factory near Dortmund (Germany), as already presented previously, which has absorbed capital expenditure of 3.6 million euro.

Furthermore, several minority holdings in companies already controlled by the Group were acquired during 2002. These acquisitions as a whole increased indebtedness by 4.3 million euro.

Also, during 2002 the policy of purchasing treasury shares was pursued, generating expenditure of 4.2 million euro, to be added to the 25.7 million Euro already invested in own shares in previous years.

At 31 December 2002 the portfolio comprised 7,218,551 shares of treasury stock equal to 8.71% of the capital.
The following table shows a breakdown by geographical sectors on the basis of the location of activities:

	Assets		**Increases in the year of tangible and intangible fixed assets**	
	31/12/2002 €/000	**31/12/2001 €/000**	**2002 €/000**	**2001 euro/000**
Italy	462,751	420,771	30,957	25,371
Rest of Europe	23,514	9,461	845	46
North America	66,597	68,849	2,758	1,798
Asia Pacific	572	521	-	1
Total	***553,434***	***449,602***	***34,560***	***27,216***


INTERPUMP
W 4018

Financing

In January 2002 a stand-by loan was taken out for 60 million euro to finance the acquisitions strategy that the Group intends to pursue. In 2002 a total of 20 million euro of this capital was called up. The loan was granted at a rate of Euribor + 0.65, without collateral. This loan is repayable in three instalments falling due in January 2006, 2007 and 2008.

During the course of the year an additional 31 million euro loan repayable in 18 months less one day was subscribed and utilised.

The loan was granted at an average rate of Euribor +0.45 and was structured and arranged by Banca Aletti, Private & Investment Bank of the Banco Popolare di Verona e Novara group.

In December 2002 the second instalment of the original pool loan of 103.3 million euro was repaid, for a total of 34.4 million euro.

Net financial indebtedness at 31 December 2002 amounted to 175.4 million euro (176.4 million euro at 31 December 2001). Changes during the year are shown in the following table:

	2002 €/000	**2001 €/000**
Opening indebtedness	*(176,429)*	*(177,087)*
Exchange rate differences on opening indebtedness	*2,841*	*(910)*
Cash flow from operations	55,912	47,322
(Increase) decrease in working capital	*(4,349)*	*(3,683)*
Investment in tangible fixed assets and suspended costs in intangible fixed assets	*(34,560)*	*(27,216)*
Proceeds from sales of fixed assets	201	2,936
Increase in capital for stock option	718	444
Dividends paid	*(9,501)*	*(8,904)*
Dividends received	*436*	*147*
Outlays for investments in shareholdings including the net financial position of the companies acquired	*(4,290)*	*(6,792)*
Acquisition of the Gansow assets	*(3,650)*	-
Purchase of treasury stock	*(4,241)*	*(1,860)*
Other changes	*1,504*	*(826)*
Closing indebtedness	***(175,408)***	***(176,429)***

The exchange rate difference on the opening net cash position concerns loans of US subsidiaries.

Group companies

At 31 December 2002 Interpump Group is made up of a structure headed by Interpump Group S.p.A., which has direct and indirect controlling stakes in the capital of 25 companies operating in the three business sectors (Industrial, Cleaning and Hydraulic).

The Parent company, with registered offices in Sant'Ilario d'Enza, produces high- and very high-pressure plunger pumps for water for the Industrial Sector, and high-pressure washers for the Cleaning Sector.

The principal data of consolidated subsidiaries are summarised in the following table, while data for the Parent company can be found in the enclosed financial statements.
Relations with non-consolidated subsidiaries and associates, and also with related parties, are conducted at normal market conditions.

The Companies in the Group

Company	Share capital €/000	Percent stake	Head Office	Main activity
Interpump Cleaning S.p.A.	5,165	100%	Vaiano Cremasco (CR)	High-pressure washers (Cleaning Sector)
Unielectric S.p.A.	1,456	70%	Sant'Ilario d'Enza (RE)	Windings and electric motors (Industrial Sector)
Soteco S.p.A.	140	100%	Castelverde (CR)	Vacuum cleaners and liquid vacuum cleaners (Cleaning Sector)
Sit S.p.A.	105	60%	Sant'Ilario d'Enza (RE)	Sheet metal drawing, blanking, and pressing (Industrial Sector)
Teknova S.r.l.	362	100%	Casalgrande (RE)	Industrial floor sweepers (Cleaning Sector)
General Technology S.r.l.	780	77.5%	Reggio Emilia	Steam cleaning appliances (Cleaning Sector)
Oleodinamica Pederzani e Zini S.p.A.	3,120	80%	Calderara di Reno (BO)	Hydraulic pumps and oil pressure power takeoffs (Hydraulic Sector)
P.Z.B. France S.a.r.l.	32	80%	Peltre-Metz (France)	Sales of hydraulic pumps and power takeoffs (Hydraulic Sector)
General Pump Companies Inc.	1,854	100%	Minneapolis (USA)	High-pressure pumps distributor (Industrial Sector)
Interpump Hydraulics S.p.A.	2,632	80%	Nonantola (MO)	Holding company of the Hydraulic Sector
Hydrocar S.r.l.	104	80%	Nonantola (MO)	Hydraulic pumps and power takeoffs (Hydraulic Sector)
Hydrometal S.r.l.	130	80%	Sorbara di Bomporto (MO)	Sales of complementary products for industrial vehicles, hydraulic pumps and power takeoffs (Hydraulic Sector)
Hydroven S.r.l.	200	40.80%	Tezze sul Brenta (VI)	Sales of complementary products for industrial vehicles, hydraulic pumps and power takeoffs (Hydraulic Sector)
A.V.I. S.r.l.	10	40.80%	Varedo (MI)	Sales of complementary products for industrial vehicles, hydraulic pumps and power takeoffs (Hydraulic Sector)
Hydrocar France S.a.r.l.	100	79.97%	Brie Comte Robert (France)	Sales of hydraulic pumps and power takeoffs (Hydraulic Sector)
Hydrocar Roma S.r.l.	10	56%	Modena	Sales of hydraulic pumps and power takeoffs (Hydraulic Sector)
Interpump Hydraulics Asia Pte Ltd	96	56%	Singapore	Sales of hydraulic pumps and power takeoffs (Hydraulic Sector)
Interpump Engineering S.r.l.	76	100%	Reggio Emilia	Research and development
Muncie Power Products Inc.	847	67.66%	Muncie (USA)	Hydraulic pumps and power takeoffs (Hydraulic Sector)
IP Floor S.p.A.	952	100%	Portogruaro (VE)	Floor scrubbers (Cleaning Sector)
IP Gansow GmbH	2,700	100%	Bergkamen (Germany)	Floor scrubbers and floor sweepers (Cleaning Sector)
Interclean Assistance S.A.	457	80%	Epone (France)	Sales of cleaning appliances (Cleaning Sector)
Euromop S.p.A.	103	51%	Villa del Conte (PD)	Cleaning service trolleys (Cleaning Sector)
Ready System S.r.l.	250	26.01%	Villafranca Padovana (PD)	Cleaning service trolleys (Cleaning Sector)
Pulex S.r.l.	15	58%	Brescia	Window cleaning equipment (Cleaning Sector)

The Companies in the Group

Company	Sales €/millions 2002	Sales €/millions 2001	Average no. of employees 2002	Average no. of employees 2001
Interpump Cleaning S.p.A.	143.6	92.6	398	366
Unielectric S.p.A.	50. 3	46.2	203	186
Soteco S.p.A.	36.4	38.1	293	280
Sit S.p.A.	4.2	3.7	23	22
Teknova S.r.l.	15.0	11.2	89	61
General Technology S.r.l.	2.4	3.7	31	34
Oleodinamica Pederzani e Zini S.p.A.	23.5	21.4	141	125
P.Z.B. S.a.r.l.	2.1	2.2	6	7
General Pump Companies Inc.	42.9	39.9	109	96
Interpump Hydraulics S.p.A.	1.7	1.8	8	10
Hydrocar S.r.l.	31.4	30.9	100	97
Hydrometal S.r.l.	9.4	9.0	27	27
Hydroven S.r.l.	9.3	4.2**	32	16
A.V.I. S.r.l.	4.7	4.3	9	8
Hydrocar France S.a.r.l.	3.6	3.6	12	12
Hydrocar Roma S.r.l.	2.0	1.9	2	2
Interpump Hydraulics Asia Pte Ltd	0.8	0.8	4	4
Interpump Engineering S.r.l.	2.4	2.0	20	18
Muncie Power Products Inc.	55.0	59.8	233	236
IP Floor S.p.A.	12.3	11.9	59	64
IP Gansow GmbH	17.8*	–	137	–
Interclean Assistance S.A.	15.9	13.3	51	46
Euromop S.p.A.	14.6	15.4	78	86
Ready System S.r.l.	5.0	5.2	27	26
Pulex S.r.l.	6.7	6.4	32	32

* = income statement consolidated for 10 months
** = income statement consolidated for 6 months


portotecnica

Events occurring after the end of the year and the business outlook

Since the close of the year the current business of the Group has proceeded generating growth of turnover in the initial months with respect to last year.
A reshaping process is currently underway within IP Gansow GmbH entailing the shedding of 77 jobs. The estimated costs of the redundancies plan on the basis of local legislation, expected to be in the region of 1.3 million euro, were set aside in provisions in the consolidated financial statements at 31/12/2002.
January 2003 saw the execution of several operations carried out on equity investments, although of insignificant amounts:
- purchases included an additional 7.5% of General Technology for 104,000 euro;
- the investment in Interpump Hydraulics Asia Pte Ltd was disposed of for the sum of 375,000 Singapore dollars;
- the investment in Six S.r.l. was yielded against payment of 285,000 euro.

We also draw your attention to the fact that in February 2003 stock options were exercised relative to the second tranche of the second stock option plan. The subscription led to an increase in share capital totalling 121,680 euro.
Considering the short timespan since 31 December 2002, also in the light of the short period of time covered by the order portfolio, we currently have insufficient information for the development of reliable forecasts for the trend of the current year. There are however, no events suggesting that the Group cannot continue along the positive growth trend of recent years.

Annex A

Interpump Group business sector information (amounts shown in €/000)	Cleaning		Hydraulic		Industrial		Other		Eliminations		Interpump Group	
	2002	**2001**	**2002**	**2001**	**2002**	**2001**	**2002**	**2001**	**2002**	**2001**	**2002**	**2001**
Net revenues outside the Group	258,946	190,727	128,098	127,419	103,445	104,286	2,450	3,643	-	-	-	-
Sales between sectors	306	171	-	-	20,920	14,779	-	-	*(21,226)*	*(14,950)*	-	-
Total net revenues	259,252	190,898	128,098	127,419	124,365	119,065	2,450	3,643	*(21,226)*	*(14,950)*	492,939	426,075
Purchases, net of changes in inventories	*(113,825)*	*(86,631)*	*(59,474)*	*(59,388)*	*(53,960)*	*(53,103)*	*(453)*	*(198)*	*8,547*	*6,576*	*(219,165)*	*(192,744)*
Gross industrial margin	***145,427***	***104,267***	***68,624***	***68,031***	***70,405***	***65,962***	***1,997***	***3,445***	***(12,679)***	***(8,374)***	***273,774***	***233,331***
% of net revenue	*56.1%*	*54.6%*	*53.6%*	*53.4%*	*56.6%*	*55.4%*	-	-	-	-	*55.5%*	*54.8%*
Personnel expenses	*(40,558)*	*(31,853)*	*(25,047)*	*(24,311)*	*(22,657)*	*(21,230)*	-	-	-	-	*(88,262)*	*(77,394)*
Other operating costs	*(71,824)*	*(42,819)*	*(18,495)*	*(18,963)*	*(23,348)*	*(21,215)*	-	-	*12,679*	*8,374*	*(100,988)*	*(74,623)*
Gross operating profit (EBITDA)	***33,045***	***29,595***	***25,082***	***24,757***	***24,400***	***23,517***	***1,997***	***3,445***	-	-	***84,524***	***81,314***
% of net revenue	*12.7%*	*15.5%*	*19.6%*	*19.4%*	*19.6%*	*19.8%*	-	-	-	-	*17.1%*	*19.1%*
Operating depreciation and amortisation	*(7,051)*	*(5,435)*	*(3,925)*	*(4,169)*	*(4,340)*	*(4,158)*	-	-	-	-	*(15,316)*	*(13,762)*
Operating profit (EBIT)	***25,994***	***24,160***	***21,157***	***20,588***	***20,060***	***19,359***	***1,997***	***3,445***	-	-	***69,208***	***67,552***
% of net revenue	*10.0%*	*12.7%*	*16.5%*	*16.2%*	*16.1%*	*16.3%*	-	-	-	-	*14.0%*	*15.9%*
Profit from investments valued according to the net equity method	*(66)*	*(785)*	242	70	35	*(492)*	-	-	-	-	211	*(1,207)*
Amortisation of the consolidation difference attributed to buildings	-	-	*(208)*	*(208)*	-	-	-	-	-	-	*(208)*	*(208)*
Amortisation of goodwill	*(5,900)*	*(5,856)*	*(1,101)*	*(1,069)*	*(2,523)*	*(2,423)*	-	-	-	-	*(9,524)*	*(9,348)*
Profit by sector	***20,028***	***17,519***	***20,090***	***19,381***	***17,572***	***16,444***	***1,997***	***3,445***	-	-	***59,687***	***56,789***
Net financial charges											*(9,209)*	*(12,313)*
Extraordinary income (charges), net											*(1,160)*	*(168)*
Pretax profit											***49,318***	***44,308***
Income taxes											*(23,276)*	*(17,089)*
Minority interests											*(4,957)*	*(5,789)*
Net profit											***21,085***	***21,433***

Further information
(Amounts shown in €/000)

	Cleaning		Hydraulic		Industrial		Other		Eliminations		Interpump Group	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Assets by sector	259,598	220,177	109,761	115,535	118,282	118,791	-	-	(7,132)	(3,808)	480,509	450,695
Cash, bank current accounts and securities											42,958	23,181
Treasury stock											29,967	25,726
Total assets											***553,434***	***499,602***
Liabilities by sector	***88,948***	***59,578***	***26,681***	***26,128***	***33,570***	***35,097***	-	-	***(7,493)***	***(3,593)***	***141,706***	***117,210***
Financing											218,366	199,610
Total liabilities											***360,072***	***316,820***

OTHER INFORMATION RELATING TO THE YEAR

	Cleaning 2002	Cleaning 2001	Hydraulic 2002	Hydraulic 2001	Industrial 2002	Industrial 2001
Investments in fixed assets	25,413	18,636	2,987	3,876	6,160	4,705
Depreciation	12,951	11,291	5,234	5,446	6,863	6,581
Other non-monetary costs	821	663	207	(39)	511	327
ROCE for the sector*	15.2%	15.0%	25.5%	23.0%	23.7%	23.1%

* = (Sector operating profit/assets minus sector liabilities)

KPMG

Revisione e organizzazione contabile

KPMG S.p.A.
Via Passarotti 6
40128 BOLOGNA BO

Telefono (051) 6311975
Telefax (051) 6311912

(Translation from the Italian original which remains the definitive version)

Report of the auditors in accordance with article 156 of legislative decree no. 58 of 24 February 1998

To the shareholders of
Interpump Group S.p.A.

1 We have audited the consolidated financial statements of Interpump Group S.p.A. and subsidiary companies (Interpump Group) as at and for the year ended 31 December 2002. These consolidated financial statements are the responsibility of the parent company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for Listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Reference should be made to the report dated 18 March 2002 for our opinion on the prior year figures which are presented for comparative purposes as required by law.

3 In our opinion, the consolidated financial statements of Interpump Group as at and for the year ended 31 December 2002 comply with the Italian regulations governing their preparation; therefore they are clearly stated and give a true and fair view of the financial position and results of the group.

Bologna, 18 March 2003

KPMG S.p.A.

(Signed on the original)

Luca Ferranti
Director of Audit

The information herein reported have
been extracted from the annual report,
which can be downloaded from the website
www.interpumpgroup.it
and requested to
Interpump Group S.p.A.
Via E. Fermi, 25 - 42040 Sant'Ilario d'Enza - RE
Fax: +39 0522 904444
e-mail: fgest@interpumpgroup.it

20
Re

Graphic lay-out *: Gi&Vi - Reggio Emilia*

Photography *: Franco Davoli - Reggio Emilia*

Photolithography *: Recos La Fotolito - Castelnovo di Sotto (R.E.)*

Printed by*: ArtiGraficheDePietri - Castelnovo di Sotto (R.E.)*



INTERPUMP
GROUP

INTERNATIONAL TECHNICAL COMPANY

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